As filed with the Securities and Exchange Commission on January 29, 2016

Registration No. 333-208079

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Capital Auto Receivables LLC

(Depositor)

(Exact name of Registrant as Specified in its Charter)

Delaware	38-3082892	033-49169
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)	(Commission File Number of Depositor)

0000893958	0000040729	Ally Financial Inc.
(Central Index Key Number of Depositor)	(Central Index Key Number of Sponsor)	(Exact Name of Sponsor as Specified in its Charter)

Capital Auto Receivables LLC	Ryan C. Farris, President
Corporation Trust Center	Capital Auto Receivables LLC
1209 Orange Street	200 Renaissance Center
Wilmington, Delaware 19801	Detroit, Michigan 48265
(866-710-4623)	(866-710-4623)
(Address, including zip code, and telephone number, including area code, of principal executive offices of Registrant)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

With A Copy To:

Janette A. McMahan	Richard V. Kent, Esq.	Elizabeth A. Raymond
Kirkland & Ellis LLP	General Counsel	Mayer Brown LLP
601 Lexington Ave.	Capital Auto Receivables LLC	71 South Wacker Drive
New York, New York 10022	200 Renaissance Center	Chicago, Illinois 60606
(212-446-4800)	Detroit, Michigan 48265	(312-782-0600)
(866-710-4623)

Approximate Date of Commencement of Proposed Sale to the Public: from time to time after the effective date of this Registration Statement as determined in light of market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee
Asset Backed Securities	(2), (3)	100%	(2), (3)	(2), (3)

(1)	Estimated solely for the purpose of calculating registration fee.
(2)	The Registrant previously registered $11,318,208,000 of securities under a Registration Statement on Form S-3 (Registration No. 333-201235) filed on December 23, 2014, $7,232,128,000 of which remains unsold. Pursuant to Rule 415(a)(6) under the Securities Act, the Registrant is including in this Registration Statement such unsold securities and the $222,026.33 of registration fees previously paid in connection with such unsold securities.
(3)	An unspecified additional amount of securities is being registered as may from time to time be offered at unspecified prices. The Registrant is deferring payment of all of the registration fees for such additional securities in accordance with Rules 456(c) and 457(s) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated             , 20

Prospectus

CAPITAL AUTO RECEIVABLES ASSET TRUST 20    -

Issuing Entity (CIK:             )

$ Asset Backed Notes, Class A
$ Asset Backed Notes, Class B
$ Asset Backed Notes, Class C
$ Asset Backed Notes, Class D
CAPITAL AUTO RECEIVABLES LLC
Depositor (CIK: 0000893958)
ALLY FINANCIAL INC.
Sponsor and Servicer (CIK: 0000040729)

You should consider carefully the risk factors beginning on page [10] in this prospectus.

The notes represent obligations of the issuing entity only. The notes do not represent obligations of or interests in, and are not guaranteed by, Capital Auto Receivables LLC, Ally Financial Inc. or any of their affiliates. Neither the notes nor the receivables are insured or guaranteed by any governmental entity.

The issuing entity is offering the following classes of notes:
	[Class A-1 Notes(1)]	Class A-2[a] Notes	[Class A-2[b] Notes]	Class A-3 Notes	Class A-4 Notes	Class B Notes(1)	Class C Notes(1)	Class D Notes(1)
Principal Balance
Interest Rate	%	%	%	%	%	%	%	%
Initial Distribution Date
Final Scheduled Distribution Date
Distribution Frequency	Monthly	Monthly	Monthly	Monthly	Monthly	Monthly	Monthly	Monthly
Price to Public	%	%	%	%	%	%	%	%
Underwriting Discount	%	%	%	%	%	%	%	%
Proceeds to the Depositor	%	%	%	%	%	%	%	%

(1)    The Class A-1 Notes, the Class B Notes, the Class C Notes or the Class D Notes may be initially retained by the depositor or its affiliate.

The interest rate for each class of notes will be a fixed rate, a floating rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche.

The aggregate principal amount of the notes being offered under this prospectus is $[        ].

[As described in “The Notes—Credit Risk Retention” in this prospectus, the depositor will retain [5]% of the principal balance of each class of the notes.]

The primary assets of the issuing entity will be a pool of fixed rate retail instalment sale contracts and direct purchase money loans used to finance the purchase of new and used cars and light trucks. [Substantially all of these retail instalment sale contracts and direct purchase money loans are the obligations of non-prime credit quality obligors.]

Credit Enhancement and Liquidity

•	Reserve account, with an initial deposit of $ .

•	Overcollateralization in the initial amount of $ .

•	Class E Notes, with a principal balance of $ .

•	The Class E Notes [and the Class RR Notes] are not being offered under this prospectus and instead will be retained initially by the depositor or its affiliate.

•	The Class E Notes are subordinated to the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes.

•	The Class D Notes are subordinated to the Class A Notes, the Class B Notes and the Class C Notes.

•	The Class C Notes are subordinated to the Class A Notes and the Class B Notes.

•	The Class B Notes are subordinated to the Class A Notes.

•	[If the issuing entity issues floating rate notes, the issuing entity [will] enter into an interest rate [swap][cap] with respect to each class or tranche of floating rate notes, with [ ] as the [swap][cap] counterparty.]

•	[The issuing entity will not pay principal during the revolving period, which is scheduled to terminate after the distribution date occurring on , . However, if the revolving period terminates early as a result of an early amortization event, principal payments may commence prior to that date.]

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

[Underwriters]

The date of this prospectus is             , 20

[CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee(2)
Asset Backed Securities		$100%	$

(1)	Estimated solely for the purpose of calculating registration fee.
(2)	[Description of calculation of registration fee to be included pursuant to Rule 456(c).]]

IMPORTANT NOTICE ABOUT INFORMATION

PRESENTED IN THIS PROSPECTUS

You should rely only on the information provided in this prospectus and any pricing supplement hereto, including the information incorporated by reference in this prospectus. We have not authorized anyone to provide you with other or different information. We are not offering the notes in any state where the offer is not permitted.

This prospectus provides information regarding the pool of receivables held by the issuing entity and the terms of your notes.

You can find definitions of the capitalized terms used in this prospectus in the “Glossary of Terms to this Prospectus,” which appears at the end of this prospectus.

The term “Ally Financial,” when used in connection with Ally Financial Inc.’s capacity as acquirer of the receivables, seller of the receivables to the depositor or servicer of the receivables, includes any successors or assigns of Ally Financial Inc. in such capacity permitted pursuant to the transaction documents.

[To be included in each prospectus:] Capital Auto Receivables LLC has met the registration requirements of General Instruction I.A.1 of Form SF-3 by filing no later than the date of the filing of the final prospectus, and determining that each of its affiliated depositors and issuing entities have timely filed, or have cured by filing at least 90 days prior to the date hereof:

•	the CEO certification described in “The Depositor—CEO Certification” and

•	the transaction documents containing the provisions described in “The Receivables Pool—Asset Representations Review,” “The Receivables Pool—Dispute Resolution” and “Reports to Securityholders—Investor Communications.”

FORWARD LOOKING STATEMENTS

Whenever we use words like “intends,” “anticipates” or “expects” or similar words in this prospectus we are making a forward-looking statement, or a projection of what we think will happen in the future. Forward-looking statements are inherently subject to a variety of circumstances, many of which are beyond our control and could cause actual results to differ materially from what we anticipate. Any forward-looking statements in this prospectus speak only as of the date of this prospectus. We do not assume any responsibility to update or review any forward-looking statement contained in this prospectus to reflect any change in our expectation about the subject of that forward-looking statement or to reflect any change in events, conditions or circumstances on which we have based any forward-looking statement, except as required by federal securities laws.

Prospectus

i

ii

iii

SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. To understand the material terms of this offering of the offered notes, carefully read this entire prospectus.

THE PARTIES

Sponsor

Ally Financial Inc. or “Ally Financial.”

Issuing Entity

Capital Auto Receivables Asset Trust 20 - will be the issuing entity of the notes and the certificates. In this prospectus, we also refer to the issuing entity as the “trust.”

Depositor

Capital Auto Receivables LLC will be the depositor to the issuing entity.

Servicers

Ally Financial will be the servicer and Ally Servicing LLC will be the sub-servicer providing collection and administrative servicing for Ally Financial.

Indenture Trustee

[                    ].

Owner Trustee

[                    ].

Asset Representations Reviewer

[                    ].

[Swap [Cap] Counterparty

[                    ].]

THE NOTES

The issuing entity will offer the classes of notes listed on the cover page of this prospectus. The notes will be available for purchase in denominations of $[1,000] and [integral multiples thereof], and will be available in book-entry form only. We sometimes refer to these notes as the “offered notes.”

The “record date” for any distribution date will be the close of business on the date immediately preceding the distribution date, or if definitive notes are issued, the last day of the preceding monthly period.

The final scheduled distribution dates of the offered notes are listed on the cover page of this prospectus.

[The issuing entity will also issue [Class A-1 Notes/Class B Notes/Class C Notes/Class D Notes with an initial principal balance of $        , Class RR Notes with an initial principal balance of $         and] Class E Notes with an initial principal balance of $        . [The Class A-1 Notes/Class B Notes/Class C Notes/Class D Notes will have a final scheduled distribution date of                     .] [The Class RR Notes will have a final scheduled distribution date of                     .] The Class E Notes will have a final scheduled distribution date of                     . The [Class A-1 Notes/Class B Notes/Class C Notes/Class D Notes, the Class RR Notes and the] Class E Notes are not being offered under this prospectus. [The Class RR Notes will be retained by the depositor or its affiliate.] The [Class A-1 Notes/Class B Notes/Class C Notes/Class D Notes and the] Class E Notes will be sold in one or more private placements or retained by the depositor or its affiliate initially. If [the Class A-1 Notes/Class B Notes/Class C Notes/Class D Notes or] the Class E Notes are retained by the depositor or its affiliate initially, the depositor or its affiliate will retain the right to sell all or a portion of those retained notes at any time.] [The depositor or its affiliate may not sell the Class RR Notes until it is permitted to do so as described in “Credit Risk Retention.”]

Interest Payments

•	The interest rate for each class of notes will be a fixed rate[, a floating rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche. For example, the Class A-2 Notes may be divided into fixed and floating rate tranches, in which case the Class A-2a Notes will be the fixed rate notes and the Class A-2b Notes will be the floating rate notes. We refer in this prospectus to notes that bear interest at a floating rate as “floating rate notes” and to notes that bear interest at a fixed rate as “fixed rate notes.”][.]

•	[For each class or tranche of floating rate notes, if any, the issuing entity will enter into a corresponding interest rate [swap][cap].]

•	Interest will accrue on the notes from and including the [initial] closing date to but excluding the first distribution date and for each monthly period thereafter, as set forth below.

•	The issuing entity will pay interest on the notes on the [twentieth] day of each calendar month, or if that day is not a business day, the next business day, beginning on [20], 20 . We refer to these dates as “distribution dates.”

•	The issuing entity will pay interest on the [fixed rate] notes, [other than the Class A-1 Notes,] on each distribution date based on a 360-day year consisting of twelve 30-day months. [The issuing entity will pay interest on the Class A-1 Notes on each distribution date based on the actual days elapsed during the period for which interest is payable and a 360-day year.]

•	[The issuing entity will pay interest on the floating rate notes on each distribution date based on the actual days elapsed during the period for which interest is payable and a 360-day year.]

•	Interest payments on all classes of the Class A Notes will have the same priority.

•	The payment of interest on the Class B Notes is subordinated to the payment of interest on, and, in limited circumstances, payments of principal of, the Class A Notes, the payment of interest on the Class C Notes is subordinated to the payment of interest on, and, in limited circumstances, payments of principal of, the Class A Notes and the Class B Notes, the payment of interest on the Class D Notes is subordinated to the payment of interest on, and, in limited circumstances, payments of principal of, the Class A Notes, the Class B Notes and the Class C Notes, and the payment of interest on the Class E Notes is subordinated to the payment of interest on, and, in limited circumstances, payments of principal of, the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes, in each case to the extent described in “Priority of Distributions[—Amortization Period].” In

general, no interest will be paid on the Class B Notes on any distribution date until all interest due and payable on the Class A Notes has been paid in full, no interest will be paid on the Class C Notes on any distribution date until all interest due and payable on the Class A Notes and the Class B Notes has been paid in full, no interest will be paid on the Class D Notes on any distribution date until all interest due and payable on the Class A Notes, the Class B Notes and the Class C Notes has been paid in full, and no interest will be paid on the Class E Notes on any distribution date until all interest due and payable on the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes has been paid in full.

Principal Payments

•	[The issuing entity will not pay principal on the notes on any distribution date related to the revolving period.]

•	The issuing entity will pay principal on the notes monthly on each distribution date [related to the amortization period].

•	The issuing entity will make principal payments on the notes based on the amount of collections and defaults on the receivables during the prior month.

•	On each distribution date [related to the amortization period], except as described below under “Priority of Distributions—Acceleration,” the amounts available to make principal payments on the notes will be applied as follows:

(1)	to the Class A-1 Notes, until the Class A-1 Notes are paid in full,

(2)	to the Class A-2 Notes, [pro rata among the Class A-2a Notes and the Class A-2b Notes,] until the Class A-2 Notes are paid in full,

(3)	to the Class A-3 Notes, until the Class A-3 Notes are paid in full,

(4)	to the Class A-4 Notes, until the Class A-4 Notes are paid in full,

(5)	to the Class B Notes, until the Class B Notes are paid in full,

(6)	to the Class C Notes, until the Class C Notes are paid in full,

(7)	to the Class D Notes, until the Class D Notes are paid in full, and

(8)	to the Class E Notes, until the Class E Notes are paid in full.

•	The failure of the issuing entity to pay any class of notes in full on or before its final scheduled distribution date will constitute an event of default.

THE CERTIFICATES

On the [initial] closing date, the issuing entity will issue certificates. The certificates will be sold by the depositor in one or more private placement transactions or initially retained by the depositor and are not being offered under this prospectus. The depositor will retain the right to sell all or a portion of the retained certificates at any time.

THE RECEIVABLES

Property of the Issuing Entity

The primary assets of the issuing entity will be a pool of fixed rate retail motor vehicle instalment sale contracts and direct purchase money loans used to finance the purchase of new and used cars and light trucks. We refer to the persons who financed their purchases with these contracts and loans as “obligors.” [Substantially all of these contracts and loans are the obligations of non-prime credit quality obligors.] A portion of the contracts and loans sold to the issuing entity on the [initial] closing date [or during the revolving period] were [or will be] acquired or originated by Ally Financial or its subsidiaries under special incentive rate financing programs, and we refer to those contracts and loans as “subvented receivables.” We refer to the remaining contracts and loans that are not subvented receivables and are sold to the issuing entity on the [initial] closing date [or during the revolving period] as “non-subvented receivables.” We use the term “receivables” to mean both subvented receivables and non-subvented receivables. Further, when we use the term “remaining payments” on receivables as of a specific date, we mean all scheduled payments that have not been received prior to that specified date.

The receivables in the issuing entity will be sold on the [initial] closing date [and on each distribution date during the revolving period] by Ally Financial to the depositor, and then by the depositor to the issuing entity. The issuing entity will grant a security interest in the receivables and the other property of the issuing entity to the indenture trustee on behalf of the noteholders. Ally Financial, as seller or as servicer, or the depositor may be required to repurchase receivables from the issuing entity in specified circumstances, as detailed in this prospectus under “The Transfer and Servicing Agreements—Sale and Assignment of Receivables.”

The issuing entity’s property will, subject to other specific exceptions described in this prospectus, also include:

•	the remaining payments on the receivables as of a cutoff date of , 20 and monies received with respect to those remaining payments; we refer to that date as the “[initial] cutoff date,”

•	[the remaining payments on the additional receivables as of the first calendar day of each month in which a pool of additional receivables is purchased and monies received with respect to those remaining payments; we refer to each of those dates as a “subsequent cutoff date,” and we refer to the cutoff date related to a particular receivable as the “applicable cutoff date” for that receivable,]

•	amounts held on deposit in trust accounts maintained for the issuing entity,

•	security interests in the vehicles financed by the receivables,

•	any recourse Ally Financial or its subsidiaries have against the dealers from which they purchased the receivables,

•	any proceeds from claims on insurance policies covering the financed vehicles,

•	the interest rate [swaps][caps] and contingent assignment, if any, described below,

•	specified rights of the depositor under the pooling and servicing agreement with Ally Financial, and

•	all rights of the issuing entity under the trust sale and servicing agreement, including the rights of the depositor under the pooling and servicing agreement and the custodian agreement.

Receivables Principal Balance

The initial aggregate [discounted] principal balance of [all of the [initial] receivables as of the [initial] cutoff date is $[        ].][the subvented receivables to be sold to the issuing entity on the [initial] closing date, which is the present value of all remaining payments as of the [initial] cutoff date, discounted for each receivable, at the greater of [    ]% per annum and the actual annual percentage rate of the receivable, is $[        ]. The initial aggregate discounted principal balance of the non-subvented receivables to be sold to the issuing entity on the [initial] closing date, which is the present value of all remaining payments as of the [initial] cutoff date, discounted for each receivable, at the greater of [    ]% per annum and the actual annual percentage rate of the receivable, is $[        ]. The combined initial aggregate discounted principal balance of all the receivables, as calculated for each type of receivable as set forth above, as of the [initial] cutoff date is $[        ],] which represents the purchase price paid by the depositor to the sponsor for the receivables. We refer to this initial balance as the “initial aggregate receivables principal balance.” We refer to the aggregate principal balance of all receivables[, as calculated for each type of receivable as of any given time,] as the “aggregate receivables principal balance.”

[As of the [initial] cutoff date, the [    ]% discount rate was applied to a receivables balance of $[        ], which is approximately [    ]% of the aggregate amount financed of all receivables of the issuing entity.]

As of the [initial] cutoff date, the receivables had the following characteristics:

Aggregate Amount Financed	$
Number of Contracts in Pool
Average Amount Financed	$
Weighted Average APR of all Receivables in Pool		%
Weighted Average FICO Score
Weighted Average Original Term (In Months)
Weighted Average Remaining Term (In Months)
Percentage of Contracts with Original Terms greater than 60 months		%
Percentage of New Vehicles		%

See “The Receivables Pool” in this prospectus for more information about the data set forth in the chart above.

[A small number of receivables in the [initial] pool of receivables constitute exceptions to the underwriting criteria of Ally Financial, as described in “Acquisition and Underwriting—Underwriting Exceptions” in this prospectus. The depositor elected to include these receivables in the pool of receivables for this offering. These receivables were included in the pool on the basis that the depositor has historically securitized receivables with these characteristics and these exceptions are immaterial. The aggregate amount financed of these exception receivables is $        . See “The Receivables Pool—Exceptions to Underwriting Guidelines” in this prospectus for more information regarding these exceptions.]

The depositor performed a review of the [initial] pool of receivables, including a review of the ongoing processes and procedures used by the sponsor and the servicer and a review of the underlying data and disclosure regarding the receivables. The depositor concluded that it has reasonable assurance that the disclosure regarding the [initial] pool of receivables in this prospectus is accurate in all material respects. See “The Receivables Pool—Depositor Review of the [Initial] Receivables Pool.”

[To the extent material, insert data regarding the number of receivables included in the [initial] receivables pool that have been subject to a waiver, modification or extension, including a description of the type of waiver, modification and extension.]

Overcollateralization

The initial aggregate receivables principal balance will exceed the aggregate principal balance of the notes on the [initial] closing date by approximately % of the initial aggregate receivables principal balance. [During the amortization period,] [the application of funds as described in the [fifteenth] priority of distributions is designed to increase over time the amount of overcollateralization as of any distribution date to a target amount, which we refer to as the] [We use the term] [“overcollateralization target amount”] [to mean     %] [During the revolving period,] [the overcollateralization target amount will be     %] of the initial aggregate receivables principal balance. [During the amortization period, the overcollateralization target amount will be     % of the initial aggregate

receivables principal balance [for so long as the Class [A-2] Notes are outstanding. After the Class [A-2] Notes are paid in full, the overcollateralization target amount will be reduced to     % of the initial aggregate receivables principal balance.]

[Depositor Repurchase Option

The depositor has a one-time option to purchase receivables in an amount no greater than [    ]% of the initial aggregate receivables principal balance.]

[THE REVOLVING PERIOD

The issuing entity will not make payments of principal on the notes on distribution dates related to the revolving period.

The “revolving period” consists of the monthly periods from through , and the related distribution dates. We refer to the monthly periods and the related distribution dates following the revolving period as the “amortization period.”

If an early amortization event occurs, the revolving period will terminate early, and the amortization period will begin. See “The Transfer and Servicing Agreements—The Revolving Period” in this prospectus.

On each distribution date related to the revolving period, amounts otherwise available to make principal payments on the notes will be applied to purchase additional receivables from the depositor. See “The Receivables Pool—Criteria Applicable to the Selection of Additional Receivables During the Revolving Period” in this prospectus.

The amount of additional receivables and percentage of asset pool will be determined by the amount of cash available from payments and prepayments on existing assets. There are no stated limits on the amount of additional receivables allowed to be purchased during the revolving period in terms of either dollars or percentage of the initial asset pool. See “The Transfer and Servicing Agreements—The Revolving Period” in this prospectus.

To the extent that amounts allocated for the purchase of additional receivables are not so used on any distribution date related to the revolving period, they will be deposited into the accumulation account and applied on subsequent distribution dates related to the revolving period to purchase additional receivables from the depositor.]

PRIORITY OF DISTRIBUTIONS

[Revolving Period

During the revolving period, the issuing entity will distribute available funds in the following order of priority:

•	basic servicing fee payments to the servicer [except available funds from the risk retention reserve account may not be used for this purpose as long as the servicer is an affiliate of Ally Financial],

•	[to the asset representations reviewer, the fees, expenses and indemnities due and owing under the asset representations review agreement, and to the indenture trustee and the vote tabulation agent, any fees, costs and indemnities with respect to an asset representations review, each of which have not been previously paid in full, up to a maximum of $ per year],

•	[if the issuing entity issues floating rate notes, the net amount payable, if any, to the swap counterparty, other than any swap termination amounts,]

•	interest on the Class A Notes, pro rata among the Class A Notes, [and any [senior] swap termination amounts on interest rate swaps related to the Class A Notes, pro rata,]

•	interest on the Class B Notes,

•	interest on the Class C Notes,

•	interest on the Class D Notes,

•	interest on the Class E Notes,

•	reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate principal balance of the notes exceeds the aggregate receivables principal balance,

•	deposits into the reserve account, until the amount in the reserve account equals the specified reserve account balance,

•	reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate principal balance of the notes plus the overcollateralization target amount exceeds the aggregate receivables principal balance, as increased above, plus the amounts deposited in the accumulation account above,

•	[any subordinate swap termination payments on any interest rate swaps related to the Class A Notes],

•	[additional servicing fee payments to the servicer,] [except available funds from the risk retention reserve account may not be used for this purpose as long as the servicer is an affiliate of Ally Financial],

•	[any costs of the indenture trustee incurred associated with a resignation of the servicer and the appointment of a successor servicer, to the indenture trustee],

•	[to the owner trustee, the indenture trustee, the administrator and asset representations reviewer, amounts due and owing under the trust agreement, the indenture, the servicing agreement, the administration agreement and the asset representations review agreement, which have not been previously paid in full[, except available funds from the risk retention reserve account may not be used for this purpose as long as the administrator is an affiliate of Ally Financial]], and

•	any remaining amounts, to the certificateholders.

Amortization Period]

[During the amortization period,] the issuing entity will distribute available funds in the following order of priority:

•	basic servicing fee payments to the servicer, [except available funds from the risk retention reserve account may not be used for this purpose as long as the servicer is Ally Financial or its affiliate,]

•	[to the asset representations reviewer, the fees, expenses and indemnities due and owing under the asset representations review agreement, and to the indenture trustee and the vote tabulation agent, any fees, costs and indemnities with respect to an asset representations review, each of which have not been previously paid in full, up to a maximum of $ per year],
•	[if the issuing entity issues floating rate notes, the net amount payable, if any, to the swap counterparty, other than any swap termination amounts,]

•	interest on the Class A Notes, pro rata among the Class A Notes, [and any [senior] swap termination amounts on interest rate swaps related to the Class A Notes, if any, pro rata,]

•	principal on the notes in an amount equal to the excess, if any, of the aggregate principal balance of the Class A Notes over the aggregate receivables principal balance,

•	interest on the Class B Notes,

•	principal on the notes in an amount equal to the excess, if any, of the aggregate principal balance of the Class A Notes and the Class B Notes—reduced by the amount of principal allocated to the notes above—over the aggregate receivables principal balance,

•	interest on the Class C Notes,

•	principal on the notes in an amount equal to the excess, if any, of the aggregate principal balance of the Class A Notes, the Class B Notes and the Class C Notes—reduced by the amounts of principal allocated to the notes above—over the aggregate receivables principal balance,

•	interest on the Class D Notes,

•	principal on the notes in an amount equal to the excess, if any, of the aggregate principal balance of the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes—reduced by the amounts of principal allocated to the notes above—over the aggregate receivables principal balance,

•	interest on the Class E Notes,

•	principal on the notes in an amount equal to the excess, if any, of the aggregate principal balance of the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes—reduced by the amounts of principal allocated to the notes above—over the aggregate receivables principal balance,

•	deposits into the reserve account, until the amount in the reserve account equals the specified reserve account balance,

•	principal on the notes in an amount equal to the lesser of (a) the aggregate principal balance of the notes—reduced by the amounts of principal allocated to the notes above, and (b) the excess of the aggregate principal balance of the notes—reduced by the amounts of principal allocated to the notes above—over an amount equal to the aggregate receivables principal balance minus the overcollateralization target amount,

•	[any subordinate swap termination payments on any interest rate swaps related to the Class A Notes],

•	[additional servicing fee payments to the servicer,] [except available funds from the risk retention reserve account may not be used for this purpose as long as the servicer is Ally Financial or its affiliate,]

•	any costs of the indenture trustee incurred associated with a resignation of the servicer and the appointment of a successor servicer, to the indenture trustee,

•	[to the owner trustee, the indenture trustee, the administrator and asset representations reviewer, amounts due and owing under the trust agreement, the indenture, the servicing agreement, the administration agreement and the asset representations review agreement, which have not been previously paid in full[, except available funds from the risk retention reserve account may not be used for this purpose as long as the administrator is an affiliate of Ally Financial]], and

•	any remaining amounts, to the certificateholders.

Acceleration

If an event of default occurs and the notes are accelerated, until the time when all events of default have been cured or waived as provided in the indenture, the issuing entity will pay interest and principal first on the Class A Notes. Interest will be paid pro rata among the classes of Class A Notes and principal will be paid sequentially by class starting with the Class A-1 Notes. No interest or principal will be payable on the Class B Notes until all principal of and interest on the Class A Notes have been paid in full, no interest or principal will be payable on the Class C Notes until all principal of and interest on the Class A Notes and the Class B Notes have been paid in full, no interest or principal will be payable on the Class D Notes until all principal of and interest on the Class A Notes, the Class B Notes and the Class C Notes have been paid in full, and no interest or principal will be payable on the Class E Notes until all principal of and interest on the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes have been paid in full.

[RISK RETENTION] RESERVE ACCOUNT

On the [initial] closing date, the depositor will deposit $         in cash or eligible investments into the [risk retention] reserve account. Collections on the receivables, to the extent available for this purpose, will be added to the [risk retention] reserve account on each distribution date, until the amount in the [risk retention] reserve account equals the specified reserve account balance. For a description of the calculation of the specified reserve account balance, see “The Transfer and Servicing Agreements—Credit Enhancement—Reserve Account” in this prospectus for additional information.

To the extent that funds from principal and interest collections on the receivables are not sufficient to pay the [basic servicing fee and to pay] the amounts that are prior to the deposits into the [risk retention] reserve account as described under “Priority of Distributions” above, the amount previously deposited in the [risk retention] reserve account provides an additional source of funds for those payments.

[INTEREST RATE [SWAPS][CAPS]

For each class or tranche of floating rate notes, if any, the issuing entity will enter into an interest rate [swap][cap] with as the “[swap][cap] counterparty.”

[Under each interest rate swap, on the business day prior to each distribution date, the issuing entity will be obligated to pay the swap counterparty an amount based on the notional amount of the swap and a fixed interest rate and][On the business day prior to each distribution date, the swap counterparty will be obligated to pay the issuing entity an amount based on the notional amount of the swap and a floating interest rate of One-Month LIBOR plus an applicable spread. For each swap, the notional amount will equal the outstanding principal balance of the related class or tranche of notes. See “The Transfer and Servicing Agreements—Interest Rate Swaps” in this prospectus for additional information.][Under each interest rate cap, the issuing entity will be required to pay the purchase price for each interest rate cap on or before the [effective date of such interest rate cap][[initial] closing date] and, following the payment of such purchase price, shall have no further payment obligations with respect to such cap.] [On the business day prior to each distribution date,] the cap counterparty will be obligated to pay the issuing entity an amount based on the notional amount of the cap and [the excess of the interest rate on each class or tranche of floating rate notes over an interest rate equal to One-Month LIBOR plus an applicable spread, which amount will not be less than zero. See “The Transfer and Servicing Agreements—Interest Rate Caps” in this prospectus for additional information.]

SERVICING FEES

The issuing entity will pay monthly to the servicer (a) a basic servicing fee equal to [1.25]% per annum as compensation for servicing the receivables and (b) [an additional servicing fee up to 1.00% per annum, as described in this prospectus, that will be subordinated to all payments on the notes, and (c)] a supplemental servicing fee equal to any late fees, prepayment charges and other administrative fees and expenses collected during the month and investment earnings on the trust accounts.

REDEMPTION OF THE NOTES

When the aggregate receivables principal balance declines to % or less of the initial aggregate receivables principal balance, the servicer may purchase all of the remaining receivables. If the servicer purchases the receivables, the outstanding notes will be redeemed at a price equal to their remaining principal balance, plus accrued and unpaid interest thereon.

REPURCHASES AND PURCHASES OF RECEIVABLES

Unless otherwise cured, Ally Financial and the depositor will be required to repurchase any receivable with respect to which a breach of any representation or warranty of the depositor or Ally Financial has a material and adverse effect on the interests of the securityholders. For a description of such repurchase requirements, see “The Transfer and Servicing Agreements—Sale and Assignment of Receivables.” If (1) the delinquency trigger is met or exceeded for a monthly period, (2) at least 5% of the noteholders by aggregate principal balance demand a vote of the noteholders to determine if an asset representations review should be performed and (3) at least a majority of the noteholders, measured by outstanding principal balance of the noteholders voting, vote to direct a review of delinquent receivables, as described under “The Receivables Pool—Asset Representations Review,” and at least 5% of the noteholders by aggregate principal balance of the notes outstanding cast a vote, the asset representations reviewer will review all 60 day or more delinquent receivables to determine if the representations and warranties were satisfied as of the [related] closing date. For a description of the asset representations review process, see “The Receivables Pool—Asset Representations Review” in this prospectus.

TAX STATUS

Kirkland & Ellis LLP, special tax counsel, has delivered its opinion that:

•	the offered notes will be characterized as indebtedness for federal income tax purposes,

•	[the issuing entity will be classified as a grantor trust under the Internal Revenue Code of 1986, as amended,] and

•	the issuing entity will not be taxable as an association or publicly traded partnership taxable as a corporation.

Each noteholder, by accepting an offered note, will agree to treat the offered notes as indebtedness for federal, state and local income and franchise tax purposes.

ERISA CONSIDERATIONS

Subject to the restrictions and considerations discussed under “ERISA Considerations” in this prospectus, the offered notes may be purchased by or for the account of (a) an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to the provisions of Title I of ERISA, (b) a “plan” subject to Section 4975 of the Internal Revenue Code of 1986, as amended, or (c) any entity whose underlying assets include “plan assets” by reason of an employee benefit plan’s or a plan’s investment in the entity. We suggest that any of the foregoing types of entities consult with its counsel before purchasing the offered notes. See “ERISA Considerations” in this prospectus for additional information.

[MONEY MARKET INVESTMENTS

The Class A-1 Notes will be structured to be “eligible securities” for purchase by money market funds under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Rule 2a-7 includes additional criteria for investments by money market funds, including requirements relating to portfolio maturity, liquidity and risk diversification. If you are a money market fund contemplating a purchase of Class A-1 Notes, you should consult your counsel before making a purchase.]

RATINGS

We expect that the offered notes will receive credit ratings from at least two nationally recognized rating agencies hired by us.

The rating agencies have discretion to monitor and adjust the ratings on the offered notes. The offered notes may receive an unsolicited rating that is different from or lower than the ratings provided by the rating agencies hired to rate the offered notes. As of the date of this prospectus, we are not aware of any unsolicited ratings on the offered notes. A rating, change in rating or a withdrawal of a rating by one rating agency may not correspond to a rating, change in rating or withdrawal of a rating from any other rating agency. See “Risk Factors—The Ratings for the Notes Are Limited in Scope, May Be Unsolicited, May Not Continue to Be Issued and Do Not Consider the Suitability of the Notes for You” in this prospectus for more information.

CERTAIN INVESTMENT COMPANY ACT CONSIDERATIONS

The issuing entity is not registered or required to be registered as an “investment company” under the Investment Company Act. In determining that the issuing entity is not required to be registered as an investment company, the issuing entity is relying on the exemption provided by [Rule 3a-7] under the Investment Company Act, although there may be additional exclusions or exemptions that the issuing entity could rely on as well. As of the [initial] closing date, the issuing entity will be structured so as not to constitute a “covered fund” for purposes of the regulations, commonly referred to as the “Volcker Rule,” adopted to implement Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the “Dodd-Frank Act.”

RISK FACTORS

Before making an investment decision, you should consider carefully the factors that are set forth in “Risk Factors” beginning on page [10] of this prospectus.

[RECENT DEVELOPMENTS

A description of any developments that may affect the sponsor, the depositor or the servicer will be inserted as necessary.]

RISK FACTORS

You should consider the following risk factors in deciding whether to purchase the offered notes.

Principal and Interest Payments on the Notes Depend on Collections on the Receivables	The issuing entity’s ability to make principal and interest payments on the notes will depend on the amount of collections on the receivables, the amount of receivables that default and the amount on deposit in the reserve account. If there are decreased collections, increased defaults or insufficient funds in the reserve account, you may experience delays or reductions in payments on your notes.

Lack of First Priority Liens on Financed Vehicles or Receivables Could Make the Receivables Uncollectible and Reduce or Delay Payments on the Securities	If the security interests in the financed vehicles as described in “Legal Aspects of the Receivables—Security Interest in Vehicles” are not properly perfected, the interests of the depositor, the issuing entity and the indenture trustee in the financed vehicles would be subordinate to, among others, the following:

(1) bankruptcy trustee of the obligor, (2) subsequent purchaser of the financed vehicle, and (3) holder of a perfected security interest.

The issuing entity and the indenture trustee may not be able to collect on a defaulted receivable in the absence of a perfected security interest in a vehicle financed by the receivable. Even if the issuing entity and the indenture trustee were to have a perfected security interest in the financed vehicles, events could jeopardize the enforceability of that interest, such as:

(1) fraud or forgery by the vehicle owner, (2) negligence or fraud by the servicer, (3) mistakes by government agencies, and (4) liens for repairs or unpaid taxes.

See “Legal Aspects of the Receivables—Security Interest in Vehicles” in this prospectus.

Financing statements will be filed in favor of the issuing entity, the depositor and the indenture trustee for each pool of receivables sold to the issuing entity. The financing statements will perfect the security interests of the depositor, the issuing entity and the indenture trustee in the pool of receivables. However, Ally Financial will serve as the custodian of the receivables and will not physically segregate or mark the receivable files to indicate that they have been sold to the depositor, sold by the depositor to the issuing entity or pledged by the issuing entity to the indenture trustee. See “The Transfer and Servicing Agreements—Sale and Assignment of Receivables” in this prospectus.

If another party purchases or perfects a first priority security interest in the receivables

(1) for value,

(2)    in the ordinary course of business, and

(3)    without actual knowledge of the depositor’s, the trust’s or the indenture trustee’s interest in the receivables,

then that purchaser or secured party will acquire an interest in the receivables that is senior to the trust’s and the indenture trustee’s interest, and the collections on those receivables may not be available to make payments on your securities to the extent of such purchaser’s or secured party’s interest.

Longer Term Receivables May Increase the Frequency and Amount of Losses	The frequency and amount of losses may be greater for receivables with longer terms, because these receivables tend to have a somewhat greater frequency of delinquencies and defaults and because the slower rate of amortization of the principal balance of a longer term receivable may result in a longer period during which the value of the related financed vehicle is less than the remaining principal balance of such receivable. See “The Receivables Pool—Distribution of the [Initial] Receivables Pool by Original Term” in this prospectus for the percentage of contracts with original terms of greater than 60 months.

Ally Financial’s Bankruptcy Could Reduce or Delay Payments on the Notes

If Ally Financial filed for bankruptcy under the federal bankruptcy code or any state insolvency laws, a court may:

(1)    consolidate the assets and liabilities of the seller with those of the depositor,

(2)    decide that the sale of the receivables to the depositor was not a “true sale,” or

(3)    disallow a transfer of receivables made by the seller to the depositor prior to the bankruptcy.

If the assets and liabilities of the seller were consolidated with those of the depositor or the receivables became part of the seller’s bankruptcy estate, you might experience reductions or delays in payments on your notes.

Prepayments on and Repurchases of the Receivables Could Shorten the Average Life of the Securities

Obligors may prepay the receivables in full or in part at any time. In addition, the receivables may be prepaid as a result of defaults or from credit life, disability or physical damage insurance. Also, the seller, the servicer or the depositor may be required to repurchase or purchase, as applicable, receivables from the issuing entity in specified circumstances, as detailed in this prospectus under “The Transfer and Servicing Agreements—Sale and Assignment of Receivables” and the servicer may have the right to purchase all remaining receivables from the issuing entity pursuant to its optional purchase right.

A prepayment, repurchase, purchase or liquidation of the receivables, including liquidation of defaulted receivables, could shorten the average life of the securities. A variety of unpredictable economic, social and other factors influence prepayment rates.

You will bear all reinvestment risk resulting from a faster or slower rate of prepayment, repurchase or extension of the receivables held by the issuing entity.

Ally Financial and the Depositor Have Limited Obligations to the Issuing Entity and They Will Not Make Payments on the Securities	Ally Financial, the depositor and their respective affiliates other than the issuing entity are generally not obligated to make any payments to you on your notes or the certificates and do not guarantee payments on the receivables or your notes or the certificates. However, Ally Financial, as seller, will make representations and warranties regarding the characteristics of the receivables and these representations and warranties will then be assigned to the issuing entity. If Ally Financial breaches the representations and warranties, it may be required to repurchase the applicable receivables from the issuing entity. Also, if the servicer breaches any covenant that materially and adversely affects the noteholders, the servicer may be required to purchase the related receivables. If the seller fails to repurchase, or the servicer fails to purchase, the applicable receivables as and when required, you might experience reductions or delays in payments on your securities. See “The Transfer and Servicing Agreements—Sale and Assignment of Receivables” in this prospectus.

The Assets of the Issuing Entity Are Limited and Are the Only Source of Payment for the Securities	The issuing entity will not have any significant assets or sources of funds other than the receivables or its rights in the [risk retention] reserve account [add any other rights or credit enhancements for a specific transaction]. The securities will only represent interests in or obligations of the issuing entity. The securities will not be insured or guaranteed by Ally Financial, the servicer, the depositor, the owner trustee, the indenture trustee, any of their respective affiliates or any governmental entity. You must rely primarily on payments on the receivables and on the reserve account for repayment of your securities. In addition, for defaulted receivables, you may have to look to the obligors on those receivables and the proceeds from the repossession and sale of financed vehicles which secure defaulted receivables. If these sources are insufficient, you may receive payments late or not receive back your full principal investment or all interest due to you. See “The Notes—Distributions,” “The Transfer and Servicing Agreements—Credit Enhancement” and “Legal Aspects of the Receivables” in this prospectus.

Financial Market Disruptions and a Lack of Liquidity in the Secondary Market Could Adversely Affect the Market Value of Your Notes and/or Limit Your Ability to Resell Your Notes	The securities will not be listed on any securities exchange. Therefore, in order to sell your securities, you will need to find a willing buyer. The underwriters may assist in the resale of securities, but they are not required to do so. Additionally, events in the global financial markets, including the failure, acquisition or government seizure of major financial institutions, the establishment of government bailout programs for financial institutions, problems related to financial assets, the de-valuation of various assets in secondary markets, the forced sale of asset-backed and other securities as a result of the de-leveraging of structured investment vehicles, hedge funds, financial institutions and other entities, and the lowering of ratings on certain asset-backed securities, have caused and could further cause a significant reduction in liquidity in the secondary market for asset-backed securities. A period of illiquidity may adversely affect both the market value of your securities and your ability to sell the securities. As a result, you may be unable to obtain the price that you wish to receive for your securities or you may suffer a loss on your investment. Illiquidity can have a severe adverse effect on the prices of securities that are especially sensitive to prepayment, credit or interest rate risk, such as the securities.

Economic Developments May Adversely Affect the Performance and Market Value of Your Notes	The United States has experienced a severe economic downturn. If another economic downturn occurs or if the current economic recovery fails to gain momentum, it may adversely affect the performance and market value of your securities. If there are rises in unemployment, decreases in home values and reductions in available credit there may be increased delinquency and default rates on the receivables. If another financial crisis or economic downturn occurs, or if the current economic recovery fails to gain momentum, delinquencies and losses with respect to motor vehicle receivables could increase, which could result in losses on your notes. In addition, decreased consumer demand for motor vehicles and an increase in the inventory of used motor vehicles may depress the price at which repossessed motor vehicles may be sold or delay the timing of those sales. If the default rate on the receivables increases and the price at which the related vehicles may be sold declines, you may experience losses with respect to your securities.

The Sponsor, the Servicer and their Affiliates Must Comply with Governmental Laws and Regulations that are Subject to Change and Involve Significant Costs

Ally Financial and its affiliates are governed by numerous foreign, federal and state laws and the supervision and examination of various regulatory agencies. In July 2010, Congress passed the Dodd-Frank Act, which has adversely affected and could further impact the financial services industry. The financial services industry has undergone and will continue to undergo further increased regulation, such as additional disclosure and other obligations, restrictions on pricing and enforcement proceedings resulting from the Dodd-Frank Act and other governmental entities.

The Dodd-Frank Act also created the Consumer Financial Protection Bureau, or the “CFPB,” a federal regulator, with rulemaking and enforcement authority over consumer finance businesses. In December 2013, Ally Financial and certain of its subsidiaries entered into consent orders issued by the CFPB and the U.S. Department of Justice pertaining to allegations of disparate impact in its automotive finance business, which resulted in a $98 million charge in the fourth quarter of 2013. The consent orders require Ally Financial and certain of its subsidiaries to create a compliance plan addressing, at a minimum, the communication of their expectations of Equal Credit Opportunity Act compliance to dealers, maintenance of their existing limits on dealer finance income for contracts acquired by them, and monitoring for potential discrimination both at the dealer level and across all dealers. Ally Financial formed a compliance committee consisting of directors of Ally Financial and certain of its subsidiaries, to oversee their execution of the consent orders’ terms. Ally Financial and certain of its subsidiaries are required to meet certain stipulations under the consent orders, including a requirement to make monetary payments when ongoing remediation targets are not attained. In addition, Ally Financial received document requests from the Securities and Exchange Commission, the Department of Justice and the New York Department of Financial Services in connection with their investigations related to subprime automotive finance and related securitization activities.

Compliance with applicable law and regulations may be costly because new processes, forms, controls and additional infrastructure may be required to comply with new requirements and increased scrutiny. Laws in the financial services industry are designed primarily for the protection of consumers. Any failure to comply with these laws and regulations could result in significant statutory civil and criminal penalties, monetary damages, attorneys’ fees and costs, possible revocation of licenses and damage to reputation, brand and valued customer relationships. Many rules under the Dodd-Frank Act have been implemented by the applicable federal regulatory agencies but, in some cases, the applicable rules have not become effective or additional rulemaking required under the Dodd-Frank Act has not been completed. Therefore, the full impact of the Dodd-Frank Act on the financial markets and its participants, and on the asset backed securities market in particular, will not be known for some time. No assurance can be given that the Dodd-Frank Act and its implementing regulations, or the imposition of additional regulations, including the orderly liquidation authority of the Dodd-Frank Act, will not have a significant adverse impact on the issuing entity, the depositor, the sponsor, the administrator or the servicer, including on the servicing of the receivables, or the price that a subsequent purchaser would be willing to pay for your notes.

New Car Incentive Purchase Programs and other Market Factors May Reduce the Value of the Vehicles that Secure the Receivables	The pricing of used cars is affected by the supply and demand for those cars, which, in turn, is affected by consumer demand and tastes, economic factors (including the price of gasoline and closure of dealerships), the introduction and pricing of new car models and other factors. Decisions by a manufacturer with respect to new vehicle production and brands, pricing and incentives may affect used car prices, particularly those for the same or similar models. An increase in the supply or a decrease in the demand for used cars may negatively impact the resale value of the vehicles securing the receivables. Decreases in the value of those vehicles may, in turn, reduce the incentive of obligors to make payments on the receivables and decrease the proceeds realized by the issuing entity from vehicle repossessions, which could result in losses on your notes.

[Receivables with Non-prime Obligors Have Higher Default Rates than Receivables with Prime Obligors	Substantially all of the receivables in the [initial] pool of receivables are[, and the additional receivables that may be transferred to the issuing entity during the revolving period may be,] receivables with non-prime obligors who do not qualify for conventional motor vehicle financing as a result of, among other things, a lack of or adverse credit history, low income levels or the inability to provide adequate down payments. While the sponsor’s underwriting criteria are designed to establish that the obligor would be a reasonable credit risk, the [initial] receivables pool [and the additional receivables pool] will nonetheless experience higher default rates than a portfolio of receivables with prime obligors. In the event of a default, repossession of the related financed vehicle is the most likely alternative for recovery. As a result, losses on the receivables are anticipated from repossessions because the sales do not generally yield sufficient proceeds to satisfy the obligations under the receivables. See “Legal Aspects of the Receivables” in this prospectus.]

The Class A Notes are Subject to Risk Because Payments on the Class A Notes are Subordinated to Servicing Fees [and Other Payments]

The Class A Notes are subject to risk because payments of principal and interest on the Class A Notes are subordinated, as described below, to servicing fees, [payments to the asset representations reviewer and the indenture trustee in connection with an asset representations review], [and all payments owing to the swap counterparty in relation to the interest rate swaps, other than termination payments. Senior swap termination payments, if any, owing to the swap counterparty on interest rate swaps related to the Class A Notes will be paid ratably with interest on the Class A Notes in proportion to their respective amounts].

Principal and interest payments on the Class A Notes on each distribution date will be subordinated to the basic servicing fee due to the servicer. If an event of default occurs and the notes are accelerated, principal payments on the Class A-2 Notes, Class A-3 Notes and Class A-4 Notes will be subordinated to principal payments on the Class A-1 Notes, principal payments on the Class A-3 Notes and the Class A-4 Notes will be subordinated to principal payments on the Class A-1 Notes and the Class A-2 Notes and principal payments on the Class A-4 Notes will be subordinated to principal payments on the Class A-1 Notes, the Class A-2 Notes and the Class A-3 Notes. This subordination could result in reduced or delayed payments of principal and interest on the Class A Notes.

The Class B Notes are Subject to Greater Risk Because the Class B Notes are Subordinated to the Class A Notes

The Class B Notes bear greater risks than the Class A Notes because payments of interest and principal on the Class B Notes are subordinated, to the extent described below, to payments of interest and principal on the Class A Notes.

Interest payments on the Class B Notes on each distribution date will be subordinated to servicing fees due to the servicer, [payments to the swap counterparty,] [payments to the asset representations reviewer and the indenture trustee in connection with an asset representations review], interest payments on the Class A Notes, and, [during the amortization period,] principal payments to the Class A Notes to the extent the aggregate principal balance of the Class A Notes as of the preceding distribution date exceeds the aggregate receivables principal balance as of the close of business on the last day of the immediately preceding monthly period. In addition, on each distribution date after an event of default occurs and the notes are accelerated, until the time when all events of default have been cured or waived as provided in the indenture, no interest will be paid on the Class B Notes until all principal of and interest on the Class A Notes have been paid in full.

Principal payments on the Class B Notes will be subordinated in priority to the Class A Notes. No principal will be paid on the Class B Notes until all principal of the Class A Notes has been paid in full. See “The Notes—Distributions” in this prospectus.

This subordination could result in reduced or delayed payments of principal and interest on the Class B Notes.

The Class C Notes are Subject to Greater Risk Because the Class C Notes are Subordinated in Priority to the Class A Notes and the Class B Notes

The Class C Notes bear greater risks than the Class A Notes and the Class B Notes because payments of interest and principal on the Class C Notes are subordinated, to the extent described below, to payments of interest and principal on the Class A Notes and Class B Notes.

Interest payments on the Class C Notes on each distribution date will be subordinated to servicing fees due to the servicer, [payments to the swap counterparty,] [payments to the asset representations reviewer and the indenture trustee in connection with an asset representations review], interest payments on the Class A Notes and the Class B Notes, and, [during the amortization period,] principal payments to the Class A Notes and the Class B Notes to the extent the aggregate principal balance of the Class A Notes and the Class B Notes as of the preceding distribution date exceeds the aggregate receivables principal balance as of the close of business on the last day of the immediately preceding monthly period. In addition, on each distribution date after an event of default occurs and the notes are accelerated, until the time when all events of default have been cured or waived as provided in the indenture, no interest will be paid on the Class C Notes until all principal of and interest on the Class A Notes and the Class B Notes have been paid in full.

Principal payments on the Class C Notes will be subordinated in priority to the Class A Notes and the Class B Notes. No principal will be paid on the Class C Notes until all principal of the Class A Notes and the Class B Notes has been paid in full. See “The Notes—Distributions” in this prospectus.

This subordination could result in reduced or delayed payments of principal of and interest on the Class C Notes.

The Class D Notes are Subject to Greater Risk Because the Class D Notes are Subordinated in Priority to the Class A Notes, the Class B Notes and the Class C Notes

The Class D Notes bear greater risks than the Class A Notes, the Class B Notes and the Class C Notes because payments of interest and principal on the Class D Notes are subordinated, to the extent described below, to payments of interest and principal on the Class A Notes, the Class B Notes and the Class C Notes.

Interest payments on the Class D Notes on each distribution date will be subordinated to servicing fees due to the servicer, [payments to the swap counterparty,] [payments to the asset representations reviewer and the indenture trustee in connection with an asset representations review], interest payments on the Class A Notes, the Class B Notes and the Class C Notes, and, during the amortization period, principal payments to the Class A Notes, the Class B Notes and the Class C Notes to the extent the aggregate principal balance of the Class A Notes, the Class B Notes and the Class C Notes as of the preceding distribution date exceeds the aggregate receivables principal balance as of the close of business on the last day of the immediately preceding monthly period. In addition, on each distribution date after an event of default occurs and the notes are accelerated, until the time when all events of default have been cured or waived as provided in the indenture, no interest will be paid on the Class D Notes until all principal of and interest on the Class A Notes, the Class B Notes and the Class C Notes have been paid in full.

Principal payments on the Class D Notes will be subordinated in priority to the Class A Notes, the Class B Notes and the Class C Notes. No principal will be paid on the Class D Notes until all principal of the Class A Notes, the Class B Notes and the Class C Notes has been paid in full. See “The Notes—Distributions” in this prospectus.

This subordination could result in reduced or delayed payments of principal of and interest on the Class D Notes.

[Availability of Additional Receivables During the Revolving Period Could Shorten the Average Life of the Notes]

[During the revolving period, the issuing entity will not make payments of principal on the notes. Instead, the issuing entity will purchase additional receivables from the depositor. The purchase of additional receivables will lengthen the average life of the notes compared to a transaction without a revolving period. However, an unexpectedly high rate of collections on the receivables during the revolving period, a significant decline in the number of receivables available for purchase or the inability of the depositor to acquire new receivables could affect the number of additional receivables that the issuing entity is able to purchase. If the issuing entity is unable to reinvest the amounts available in the accumulation account by the end of the revolving period, then the average life of the notes will shorten because those amounts will be paid to the noteholders based on the priority of payments as described under “The Notes—Distributions” in this prospectus.

Amounts allocable to principal payments on the notes that are not used to purchase additional receivables during the revolving period will be deposited into the accumulation account. Among other early amortization events, it will be an early amortization event if for consecutive distribution dates, the amount in the accumulation account on any distribution date during the revolving period is less than the excess of the note principal balance plus the overcollateralization target amount over the aggregate receivables principal balance. See “The Transfer and Servicing Agreements—The Revolving Period” in this prospectus. If an early amortization event happens, the revolving period will terminate and the amortization period will commence, shortening the average life of the notes.

A variety of unpredictable economic and other factors may influence the availability of additional receivables. You will bear all reinvestment risk resulting from a longer or shorter than anticipated average life of the notes.]

[The Additional Receivables May Have Different Characteristics than the Initial Receivables]	[This prospectus describes only the receivables characteristics of the initial receivables as of the initial cutoff date. Any additional receivables transferred to the issuing entity during the revolving period will have characteristics that differ from the characteristics of the initial receivables as of the initial cutoff date described in this prospectus. Although the additional receivables must satisfy the additional receivables eligibility criteria, the additional receivables may be of a different credit quality and seasoning than the initial receivables.]

Holders of the Class B Notes, the Class C Notes and the Class D Notes May Suffer Losses Because They Have Limited Control Over Actions of the Issuing Entity and Conflicts Between Classes of Notes May Occur

The most senior outstanding class of notes will be the controlling class under the indenture. Thus, while any Class A Notes are outstanding, that will be the controlling class. Thereafter, as long as any Class B Notes are outstanding, that will be the controlling class. Thereafter, as long as any Class C Notes are outstanding, that will be the controlling class. Only thereafter will the Class D Notes be the controlling class.

The rights of the controlling class will include the following:

•       following an event of default, to direct the indenture trustee to exercise one or more of the remedies specified in the indenture relating to the property of the issuing entity, including a sale of the receivables,

•       following a servicer default, to waive the servicer default or to terminate the servicer,

•       to remove the indenture trustee and appoint a successor and

•       to consent to specified types of amendments to the indenture and the transfer and servicing agreements.

In exercising any rights or remedies under the indenture, the controlling class may act solely in its own interests. Therefore, holders of Class B Notes, Class C Notes or Class D Notes that are subordinated to the controlling class will not be able to participate in the determination of any proposed actions that are within the purview of the controlling class, and the controlling class could take actions that would adversely affect the Class B Notes, the Class C Notes or the Class D Notes.

Furthermore, the issuing entity’s failure to make a timely payment of interest will constitute an event of default under the indenture only if the failure relates to the controlling class.

[Retained Notes May Reduce the Liquidity of the Class A-1 Notes, Class B Notes, Class C Notes or Class D Notes and Subsequent Sales by the Depositor May Adversely Affect Their Value	Whether any class of the Class A-1 Notes, Class B Notes, Class C Notes or Class D Notes will be retained by the depositor or its affiliate on the [initial] closing date may not be known until pricing. A significant reduction in liquidity in the secondary market for the Class A-1 Notes, the Class B Notes, the Class C Notes or the Class D Notes may result if the depositor retains any class or classes of such notes. In addition, if any retained notes are subsequently sold by the depositor, the demand and the market price of the notes already in the market could be adversely affected.]

[If the Issuing Entity Issues Floating Rate Notes, the Issuing Entity Will Not Enter into any Interest Rate Swaps and You May Suffer Losses on Your Notes if	[The receivables owned by the issuing entity bear interest at a fixed rate while the floating rate notes, if any, will bear interest at a floating rate based on One-Month LIBOR plus an applicable spread, if any. If floating rate notes are issued, the issuing entity will not enter into any interest rate swaps or other derivative transactions in connection with the issuance of the notes.

Interest Rates Rise[; and the Allocation of the Floating Rate Notes Will Not Be Known until Pricing, which Will Affect the Interest Payable on the Floating Rate Notes]

If the floating rate payable by the issuing entity is substantially greater than the fixed rate received on the receivables, the issuing entity may not have sufficient funds to make payments on the notes. If the issuing entity does not have sufficient funds to pay, you may experience delays or reductions in the interest and principal payments on your notes.

If market interest rates rise or other conditions change materially after the issuance of the notes and certificates, you may experience delays or reductions in interest and principal payments on your notes. The issuing entity will make payments on the floating rate notes out of its generally available funds—not solely from funds that are dedicated to the floating rate notes. Therefore, an increase in interest rates would reduce the amounts available for distribution to holders of all securities, not just the holders of the floating rate notes, and a decrease in interest rates would increase the amounts available to the holders of all securities.]

[Additionally, the principal amount of the floating rate notes may not be known until the day of pricing, which may affect the amount of interest payable to the holders of the floating rate notes. The greater the amount of floating rate notes issued, the greater the amount of exposure the issuing entity will have to increases in the floating rate payable on the floating rate notes. Furthermore, if one of the tranches of the floating rate notes has a very small principal amount, the liquidity of such tranche of floating rate notes may be reduced.]

[Failure by the [Swap][Cap] Counterparty to Make Payments to the Issuing Entity and the Seniority of Payments Owed to the Swap Counterparty Could Reduce or Delay Payments on the Notes]

[As described further in “The Transfer and Servicing Agreements—Interest Rate [Swaps][Caps]” in this prospectus, if the issuing entity issues floating rate notes, the issuing entity will enter into related interest rate [swap(s)][cap(s)] because the receivables owned by the issuing entity bear interest at a fixed rate while the floating rate notes will bear interest at a floating rate based on One-Month LIBOR plus an applicable spread, if any.

[If floating interest rates rise above the [fixed rate on the swap][the strike level on the cap], the [swap][cap] counterparty will owe payments to the issuing entity, and the higher floating interest rates become, the more dependent the issuing entity will be on receiving those payments from the [swap][cap] counterparty in order to make payments on the notes. In addition, the obligations of the [swap][cap] counterparty under the interest rate [swaps][caps] are unsecured. If the [swap][cap] counterparty fails to pay the [net] amount due, you may experience delays or reductions in the interest and principal payments on your notes.]

[If the floating rate payable by the swap counterparty is less than the fixed rate payable by the issuing entity, the issuing entity will be obligated to make payments to the swap counterparty. The swap counterparty will have a claim on the assets of the issuing entity for the net amount due, if any, to the swap counterparty under the interest rate swap. Except in the case of specified termination payments, as discussed below, amounts owing to the swap counterparty will be senior to payments on the notes and the certificates. These payments to the swap counterparty could cause a shortage of funds available on any distribution date, in which case you may experience delays or reductions in interest and principal payments on your notes.]

[In addition, if the interest rate swap terminates, a termination payment may be due to the swap counterparty. If the termination is the result of a default by or other circumstance with respect to the issuing entity, the payment to the swap counterparty would, and, if the termination is the result of the bankruptcy of the swap counterparty, the payment to the swap counterparty may be required by the bankruptcy court to, be made by the issuing entity out of funds that would otherwise be available to make payments on the notes and would be paid from available funds, and senior swap termination payments on the interest rate swap would be equal in priority to payments of interest on the Class A Notes and senior to all other payments on the notes. The amount of the termination payment will be based on a measure of the market value of the interest rate swap at the time of termination in accordance with procedures set forth in the applicable primary [swap][cap]. The termination payment could be substantial if market interest rates and other conditions have changed materially since the issuance of the notes and certificates. In that event, you may experience delays or reductions in interest and principal payments on your notes.]

The issuing entity will make payments to the swap counterparty out of, and will include receipts from the swap counterparty in, its generally available funds—not solely from funds that are dedicated to the floating rate notes. Therefore, the impact of any net amount due to the swap counterparty, if any, would be to reduce the amounts available for distribution to holders of all securities, not just holders of floating rate notes.]

Limited Enforceability of the Receivables Could Reduce or Delay Payments on the Securities	Federal and state consumer protection laws regulate the creation and enforcement of consumer loans such as the receivables. Specific statutory liabilities are imposed upon creditors who fail to comply with these regulatory provisions. In some cases, this liability could affect an assignee’s ability to enforce secured loans such as the receivables. If an obligor had a claim for violation of these laws prior to the respective cutoff date, Ally Financial must repurchase the receivable under the circumstances set forth under “The Transfer and Servicing Agreements—Sale and Assignment of Receivables” in this prospectus unless the breach is cured. If Ally Financial fails to repurchase the receivable, you might experience reductions or delays in payments on your securities. See “Legal Aspects of the Receivables—Consumer Protection Laws” in this prospectus.

You May Receive an Early Return of Your Investment or Incur a Shortfall in the Return of Your Investment Following an Event of Default Under the Indenture	If an event of default occurs under the indenture, the holders of a majority of the aggregate principal balance of the controlling class of the notes may declare the accrued interest and outstanding principal immediately due and payable. In that event, the indenture trustee may be directed to sell the receivables and other assets of the issuing entity and apply the proceeds to repay the notes. The manner of sale will affect the amount of proceeds received and available for distribution. The liquidation and distribution of trust assets may result in an early return of principal to noteholders. You may not be able to reinvest the principal repaid to you for a rate of return or maturity date that is as favorable as those on your notes. Also, the proceeds from sale of the trust assets may not be sufficient to fully pay amounts owed on the notes. Those circumstances may result in losses to noteholders. [The Class A Notes pay sequentially prior to an acceleration but will pay proportionately in equal priority following an event of default that results in an acceleration. That change in priority of distributions will result in certain noteholders receiving a return of their principal faster or more slowly than they would have in the case of sequential payment.]

You May Suffer Losses on Your Investment Because The Indenture Trustee Does Not Have a Direct Perfected Security Interest In the Motor Vehicles Underlying the Receivables	Payments on the notes and the certificates are dependent on the payments made on the receivables and, in the case of non-payment of receivables, the proceeds from the sale of the related vehicles. Each of the issuing entity, the depositor and the indenture trustee derives its indirect perfected security interest in any specified vehicle through one or more assignments, commencing with an assignment from Ally Financial to the depositor. In the event of a bankruptcy of Ally Financial, the indenture trustee may be hindered or delayed in its ability to enforce its rights in the motor vehicles relating to defaulted receivables because the indenture trustee is not the secured party of record. Those hindrances and delays may result in a shortfall in liquidation proceeds available to repay noteholders. As a result, under those circumstances, you may experience a loss or delay in repayment of principal on your notes or distributions on the certificates.

The Servicer Has Discretion Over the Servicing of the Receivables and the Manner in Which the Servicer Applies that Discretion May Impact the Amount and Timing of Funds Available to Pay Principal and Interest on the Notes and Distributions on the Certificates	The servicer has discretion in servicing the receivables, including the ability to grant payment extensions and to determine the timing and method of collection and liquidation procedures. See “Servicing Procedures” in this prospectus. The manner in which the servicer exercises that discretion could have an impact on the amount and timing of receipts by the issuing entity from the receivables. For a description of the impact modifications on the receivables will have on the notes, see “The Notes—Distributions” in this prospectus. If the servicer’s servicing procedures do not maximize the receipts from the receivables, the result may be losses or delays in payment on the securities. [[If the trust is a grantor trust:] There are additional requirements with respect to the exercise of this discretion because the trust is a grantor trust.] See “Servicing Procedures” in this prospectus.

Temporary Commingling of Funds by the Servicer Prior to Their Deposit into the Collection Account may Result in Losses or Delays in Payment on the Notes and the Certificates	The servicer receives collections on the receivables into an account of the servicer that contains other funds of the servicer and amounts collected by the servicer in respect of receivables not owned by the issuing entity. Generally, the servicer is not required to transfer those funds to the collection account until two business days following receipt. This temporary commingling of funds prior to the deposit of collections on the receivables into the collection account may result in a delay or reduction in the amounts available to make payments on the notes if, in the event of a bankruptcy of the servicer, those funds are subject to the automatic stay under the bankruptcy laws or the servicer or the bankruptcy trustee is unable to specifically identify those funds and there are competing claims on those funds by other creditors of the servicer.

The Bankruptcy or Replacement of the Servicer May Reduce or Delay Payments on the Notes	If Ally Financial were to cease acting as servicer for any reason, including as a result of an Ally Financial bankruptcy, collection practices of a successor servicer, which under certain circumstances may be the indenture trustee, may vary from those of Ally Financial. In addition, after a successor servicer is appointed, the successor servicer may experience some inefficiencies as a result of the transition. While Ally Financial is not permitted to resign or be terminated as servicer until a replacement servicer is installed, if Ally Financial were to become incapable of acting as servicer, a successor servicer had not yet accepted appointment and the indenture trustee failed to satisfy its obligations to act as replacement servicer, there could be a disruption in servicing that could result in a delay or decrease in collections on the receivables. It may become increasingly difficult to identify a qualified successor servicer other than the indenture trustee because the servicing fee is calculated as a percentage of the aggregate outstanding principal balance of the receivables and some cost components of servicing are fixed; consequently, as the pool amortizes, the servicing fee will diminish at a greater rate than the cost of servicing. For the foregoing reasons, if there is a need to replace the servicer, you may experience delays or reductions in the payments on your securities.

The Ratings for the Notes Are Limited in Scope, May be Unsolicited, May Not Continue to Be Issued and Do Not Consider the Suitability of the Notes for You	We expect to hire rating agencies to rate the notes for the issuing entity. The notes may receive a rating from a rating agency not hired to rate the notes. A security rating is not a recommendation to buy, sell or hold the notes. The rating considers only the likelihood that the issuing entity will pay interest on time and will ultimately pay principal in full. Ratings on the notes do not address the timing of distributions of principal on the notes prior to their applicable final scheduled distribution date. The ratings do not consider the prices of the notes or their suitability to a particular investor. The ratings may be revised or withdrawn at any time, and rating agencies not hired to rate the notes may provide an unsolicited rating that is different from or lower than the ratings provided by the rating agencies hired to rate the notes. If a rating agency issues a rating lower than the solicited ratings, changes its rating or withdraws its rating, no party has an obligation to provide additional credit enhancement or to restore the original rating. None of the sponsor, the servicer or any of their respective affiliates is under any obligation to monitor or disclose any changes to the ratings. There may be a conflict of interest for the rating agencies hired to rate the notes because the sponsor paid the fee charged by each rating agency for its rating services. Additionally, if any rating agency provides an unsolicited rating that is lower than the ratings provided by the rating agencies hired to rate the notes, the market value of the notes may be adversely affected. Moreover, criminal, civil or regulatory actions or other events adverse to a rating agency hired to rate the notes may have a detrimental effect on the credibility of such rating agency’s ratings, which could have an adverse effect on the market value of your notes.

SUMMARY OF TRANSACTION PARTIES*

*	This chart provides only a simplified overview of the relationships among the key parties to the transaction. Refer to this prospectus for a further description.
**	See “Summary—Priority of Distributions” for a description of the relative priorities of each class. The [Class A-1 Notes, the Class B Notes, the Class C Notes or the Class D Notes] may be retained initially by the depositor or its affiliate. The Class E Notes and the certificates will be sold in private placements or retained initially by the depositor. [The Class RR Notes will be retained by the depositor or its affiliate and may be sold after the date specified under “Credit Risk Retention.”]

[SUMMARY OF MONTHLY DEPOSITS TO AND WITHDRAWALS FROM ACCOUNTS DURING THE REVOLVING PERIOD]*

Servicer
Payments on Receivables
Obligors on Receivables
Principal & Interest on Receivables
Administrative Purchase Payments
Total Servicing Fees
Sponsor
Warranty Payments
Reserve Account
Deposits to Reserve Account
Withdrawals from Reserve Account
Certificateholders
Excess Funds
Collection Account
Floating [Swap][Cap] Payments
Swap Termination Amounts
Fixed Swap Payments
[Swap][Cap] Counterparty
Interest on the Notes
Note Distribution Account
Withdrawals from Accumulation Account
Deposits to Accumulation Account
Purchase Price
Additional Receivables
Depositor
Interest on the Notes
Noteholders
Accumulation Account

*	This chart provides only a simplified overview of the monthly flow of funds during the revolving period. See “The Notes—Distributions” in this prospectus for a further description.]

SUMMARY OF MONTHLY DEPOSITS TO AND WITHDRAWALS FROM ACCOUNTS [DURING THE AMORTIZATION PERIOD]*

Servicer
Payments on Receivables
Obligors on Receivables
Principal & Interest on Receivables
Administrative Purchase Payments
Total Servicing Fees
Sponsor
Warranty Payments
Collection Account
Deposits to Reserve Account
Withdrawals from Reserve Account
Reserve Account
Floating [Swap][Cap] Payments
Swap Termination Amounts
Fixed Swap Payments
[Swap][Cap] Counterparty
Interest and Principal
Excess Funds
Note Distribution Account
Interest and Principal
Certificateholders
Noteholders

*	This chart provides only a simplified overview of the monthly flow of funds [during the amortization period]. See “The Notes—Distributions” in this prospectus for a further description.

THE SPONSOR

Ally Financial Inc., a Delaware corporation, is the sponsor of the transactions set forth in this prospectus. Ally Financial has its principal executive offices at 200 Renaissance Center, Detroit, Michigan 48265. It provides services from multiple locations around the United States.

General Motors Acceptance Corporation, the predecessor of Ally Financial, was incorporated in 1919 under the New York Banking Law relating to investment companies. General Motors Acceptance Corporation relinquished that status and became a Delaware corporation on January 1, 1998. In July 2006, General Motors Acceptance Corporation converted to a Delaware limited liability company and changed its name to GMAC LLC. In June 2009, GMAC LLC converted to a Delaware corporation and changed its name to GMAC Inc. On May 10, 2010, GMAC Inc. changed its name to Ally Financial Inc.

On November 30, 2006, General Motors sold 51% of the common equity interests of Ally Financial to a consortium of investors, led by an affiliate of Cerberus Capital Management, L.P. We refer to that transaction as the “Acquisition.”

On December 24, 2008, and in connection with the conversion of GMAC Bank into a Utah-chartered commercial nonmember bank, now known as Ally Bank, Ally Financial and IB Finance Holding Company, LLC, or “IB Finance,” were each approved by the Board of Governors of the Federal Reserve System, or the “FRB,” as bank holding companies under the Bank Holding Company Act of 1956, as amended, or the “BHCA.” IB Finance is a subsidiary of Ally Financial and the direct holding company for Ally Financial’s bank depository institution, Ally Bank. On December 23, 2013, Ally Financial was approved by the FRB as a financial holding company under the BHCA.

Since becoming a bank holding company, Ally Financial received various investments from the U.S. Department of the Treasury, or the “Treasury,” in connection with the Treasury’s Supervisory Capital Assessment Program. On November 20, 2013, Ally Financial repurchased all of the Treasury’s then outstanding mandatorily convertible preferred stock. On April 15, 2014 Ally Financial closed an initial public offering of 95,000,000 shares of its common stock. The Treasury announced on December 19, 2014 that it had sold its remaining Ally Financial common stock.

Ally Financial operates directly and through subsidiaries and associated companies in which it has equity investments. It provides a wide variety of automotive financial services to and through dealerships and to the customers of those dealerships. In these lines of business, Ally Financial and its subsidiaries principally finance the acquisition and resale by dealerships of various new and used automotive and non-automotive products, and acquire from those dealers instalment obligations covering retail sales and leases of new and used vehicles. Ally Financial’s primary line of business is Dealer Financial Services.

The products and services offered by Ally Financial’s automotive financing operations include the funding of retail instalment sale and automotive lease contracts, dealer floor plan financing, dealer term loans, fleet leasing and vehicle remarketing services.

In the retail market, Ally Financial provides vehicle financing to consumers through automotive dealerships, under the Ally Financial and Ally Bank brand names. In most cases, Ally Financial purchases retail instalment sale contracts and lease contracts for new and used vehicles from dealers.

In the wholesale market, Ally Financial and its subsidiaries also finance the acquisition and resale by dealerships of various new automotive and nonautomotive products.

Ally Financial has been securitizing assets actively since 1990 and uses the securitization of the receivables generated from retail vehicle instalment sale contracts and leases acquired or originated by it as one means of funding its ongoing operations. In addition to receivables arising from retail automobile instalment sale contracts and leases, Ally Financial also originates and securitizes the receivables arising from loans to dealers for the financing of dealer inventory.

When Ally Financial securitizes automotive retail instalment sale contracts and wholesale finance receivables, it may retain an interest in the sold assets. These interests may take the form of asset-backed securities, including senior and subordinated interests in the form of investment grade, non-investment grade or unrated securities. Any notes or interests retained in the issuing entity by Ally Financial or its affiliates is described under “Credit Risk Retention” in this prospectus.

Ally Financial will select the receivables from its U.S. portfolio of new and used retail car and light truck receivables using the methodology described under “The Receivables Pool—Criteria Applicable to the Selection of Initial Receivables” [and “The Receivables Pool—Criteria Applicable to the Selection of Additional Receivables During the Revolving Period.”]

Ally Financial will also service the receivables. As part of its securitization program, Ally Financial agrees to service the transferred assets for a fee and may earn other related ongoing income, such as supplemental and late fees, from the receivables. See “The Servicer” in this prospectus.

Neither Ally Financial nor any of its affiliates other than the issuing entity will be obligated to make, or otherwise guarantee, any principal, interest or other payment on the notes or the certificates.

As of [September 30], 2015, Ally Financial has originated over [75] securitizations of retail auto instalment sale contracts and leases, through a combination of registered offerings and privately placed transactions. In those securitizations, Ally Financial has issued securities with an aggregate initial principal balance of approximately $[130] billion. Ally Financial’s securitizations in registered offerings have consisted of a mixture of subvented and nonsubvented receivables. For lease assets, Ally Financial has effected over [20] securitizations, through a combination of registered offerings and privately placed transactions. The aggregate initial principal balance of securities issued in lease securitizations is over $[30] billion. To date, Ally Financial has originated over [15] dealer floorplan securitizations, in both public and private placement transactions. In its dealer floorplan securitizations, Ally Financial has issued securities with an aggregate initial principal balance of over $[50] billion. To date, none of the prior securitizations organized by Ally Financial have defaulted. [In 2008 and early 2009, three of Ally Financial’s privately-placed auto lease securitizations experienced early amortization trigger events as a result of residual value losses. Additionally, two of Ally Financial’s dealer floorplan securitizations experienced early amortization triggering events in 2009.]

For further details with respect to Ally Financial’s prior retail vehicle instalment sale contract securitizations over the last five years, see “Appendix A—Static Pool Data” [and “Appendix B—Additional Static Pool Net Loss Data”] in this prospectus.

ACQUISITION AND UNDERWRITING

Acquisition and Underwriting

The receivables have been [or will be] acquired or originated by Ally Financial or its subsidiaries directly from automobile and light truck dealers. See “The Depositor” and “The Servicer” in this prospectus. Ally Financial or its subsidiaries acquired [or will acquire] the receivables in the ordinary course of business from participating dealers in accordance with the requirements of their agreements with dealers.

Ally Financial’s process of acquiring receivables begins, in general, with the application by a customer for financing of a motor vehicle at the point of purchase from a participating dealer. Applications are initiated through websites established and maintained by the sponsor or its affiliates or third parties. Prior to December 31, 2014, applications could also have been initiated by fax.

The application evaluation process begins with the placement of each application into one of 14 analytical categories or “segments,” based on specified aspects of the applicant’s credit profile and, in many cases, whether the related vehicle is new or used. Ally Financial then evaluates each application by applying a proprietary credit scoring algorithm, which it refers to as a “scorecard,” tailored to the applicable segment. Ally Financial designed the scorecards with assistance from a third party credit scoring company. Inputs used by the scorecards vary, but typically include, among other items: (1) severity and aging of delinquency, (2) number of credit inquiries, (3) loan-to-value ratio and (4) payment-to-income ratio. The scorecards are reviewed and updated on a periodic basis in order to account for changes in the perceived impact of specific inputs on applicant creditworthiness. The most recent scorecard redevelopment was implemented in January 2015.

The output of a scorecard is referred to as the “odds.” The odds predict the statistical likelihood that a loss will occur with respect to that receivable, but do not predict the performance of any receivable with certainty. Ally Financial uses the odds and FICO scores to sort applicants into several different credit tiers. Concurrently with this process, Ally Financial takes other steps to gather information regarding the applicant, such as checking lists maintained by the Office of Foreign Assets Control and performing fraud and duplicate application checks.

Once the information is gathered, Ally Financial analyzes the application to determine whether to approve it and offer to purchase the receivable. These determinations are made judgmentally on the basis of all of the information available to Ally Financial, including the following:

•	the odds and the applicant’s credit tier,

•	the prospective purchaser’s experience in managing instalment and revolving debt,

•	the asset value of the vehicle and the loan-to-value ratio for the receivable,

•	the term of the receivable, and

•	the prospective purchaser’s ability to pay.

Ally Financial’s standards also require physical damage insurance to be in place on each financed vehicle at the time of origination.

Applications are first evaluated through an automated process. Applications are approved or declined and credit decisions are made either entirely through the automated process or through the automated process followed by manual review by a credit underwriter. Ally Financial developed its automated process in order to expedite the review of applications. The automated process uses an algorithm to approve applications with various combinations of credit factors that Ally Financial has observed over time will receive credit underwriter approval. As a result, there are many clusters of credit factors that will lead to an automated approval, rather than one or a few sets of benchmark characteristics. Final approval based solely on automated approval, without manual review, is limited to the higher quality credit tiers. However, even in the highest quality credit tier, a significant portion of approved applications are approved by credit underwriters rather than by the automated process.

[A significant portion of the lower FICO non-prime applications are not automatically accepted or declined by the automated process (as described above) and are manually decisioned by a dedicated underwriting team. In addition, these accounts require more restrictive underwriting criteria and more comprehensive document verification. For example, a co-obligor, a lower loan-to-value ratio or a shorter loan term may be required for these accounts, and a more comprehensive income, employment or residence verification may be performed. Currently, Ally Financial considers a lower FICO score to be a FICO score in the low 600s or lower. This definition may be adjusted from time to time based on prevailing economic conditions.]

For approved applications, buy rates applicable to the instalment sale contracts are assigned on the basis of the odds in accordance with pricing tiers that are managed by Ally Financial.

The sponsor may use programs developed and maintained by the sponsor or third parties that would allow it to complete the entire contracting process electronically. The resulting contracts will be electronically signed by the related obligors and maintained by the sponsor or third parties in electronic form only.

Underwriting Exceptions

Ally Financial has established a series of policies, or “underwriting criteria,” that apply to the review of a credit application. The underwriting criteria contain guidelines for many attributes of an application, such as a maximum loan-to-value ratio, maximum payment-to-income ratio and minimum credit score and, for lower credit quality applicants, maximum debt-to-income ratio. For used vehicles, additional guidelines exist for vehicle model year and mileage. Some, but not all, of these guidelines will vary according to the credit tier of the applicant or the term of the proposed contract, with a higher credit tier or a shorter contract term generally having a more permissive guideline.

Credit underwriters have a limited ability to approve exceptions to the guidelines contained in the underwriting criteria. Exceptions to the credit policies must be approved by credit underwriters with appropriate credit authority. Approved applicants that do not comply with all credit guidelines typically have strong compensating factors that indicate a high ability of the applicant to repay the receivable such as a co-obligor, a lower loan-to-value ratio or a shorter loan term. Examples of underwriting exceptions may include allowing a longer term or a greater ratio of payment to income, debt to income or loan to value than the standard allowances for such criteria or allowing higher mileage or an earlier model year for a used vehicle. Ally Financial monitors exceptions to the guidelines, with the goals of limiting exceptions to a small portion of approved applications and rarely permitting more than a single exception for any contract. Information regarding receivables that constituted exceptions to the guidelines is disclosed in this prospectus under “The Receivables Pool—Exceptions to Underwriting Guidelines.”

Subvention

Some receivables are originated under incentive programs sponsored by vehicle manufacturers, for which the financing rates are below the standard rates at which Ally Financial otherwise offers financing under retail contracts. Those receivables are referred to as subvented receivables.

Because the rates on the subvented receivables are lower than would otherwise be offered by Ally Financial, Ally Financial purchases those subvented receivables from the dealers [at a discount] and the applicable manufacturer pays the present value of the difference between the customer’s subvented rate and Ally Financial’s standard rate to Ally Financial on behalf of the dealer selling the related vehicle.

The percentage of subvented receivables in the pool is disclosed under “The Receivables Pool—Composition of the [Initial] Receivables Pool—(Total: New and Used)” in this prospectus. Subvention is not taken into account by Ally Financial when determining the “odds” credit scoring.

THE SERVICER

On the [initial] closing date, Ally Financial Inc., a Delaware corporation, will be appointed the servicer of the pool of retail instalment sale contracts to be owned by the issuing entity pursuant to the pooling and servicing agreement between the servicer and the depositor. The depositor will transfer and assign to the issuing entity, without recourse, its entire interest in the receivables, including its rights under the pooling and servicing agreement, pursuant to the trust sale and servicing agreement among the depositor, the servicer and the issuing entity. Ally Financial also will have serviced those retail instalment sale contracts on its own behalf prior to the transfer under the pooling and servicing agreement.

Ally Financial, directly and through its subsidiaries, most notably Ally Servicing LLC, or “Ally Servicing,” services prime and non-prime automobile retail instalment sale contracts and leases acquired or originated by it and others on behalf of banks, credit unions, finance companies and securitized trusts. Ally Financial and Ally Servicing have entered into a subservicing agreement under which Ally Financial has engaged Ally Servicing’s services with respect to the issuing entity. In the event of any removal of Ally Financial as the servicer, Ally Servicing will no longer be involved in the servicing of the receivables.

Ally Servicing is a wholly owned subsidiary of Ally Financial. Ally Servicing, a Delaware limited liability company, was originally incorporated as AccuTel, Inc. on April 8, 1999. On July 21, 2005, AccuTel changed its name to Semperian, Inc. Semperian, Inc. subsequently converted to a limited liability company. Semperian LLC changed its name to Ally Servicing LLC in August 2010.

Ally Servicing has its principal office at 2000 Town Center, Suite 2200, Southfield, Michigan 48075, Tel. No. 248-948-7702.

Since 1999, Ally Servicing has acted as a sub-servicer for Ally Financial, and has assumed increased servicing responsibilities over time. Currently, Ally Servicing acts as a sub-servicer for the entire U.S. portfolio of retail instalment sale contracts and leases serviced by Ally Financial. Ally Servicing performs its sub-servicing operations from centers located in Jacksonville, Florida; Shoreview, Minnesota; Lewisville, Texas and Little Rock, Arkansas.

A table under “The Sponsor’s Portfolio Data—Delinquencies, Repossessions, Bankruptcies and Net Losses” sets forth the size and composition of the total portfolio of retail vehicle instalment sale contracts of Ally Financial in each of the last five years.

SERVICING PROCEDURES

Some of the principal functions of the servicer are tracking the balances of outstanding receivables, notifying obligors of the amounts and due dates of their required payments, communicating with obligors regarding their accounts, seeking to collect overdue payments and, where necessary, charging off receivables and repossessing and liquidating the related motor vehicle. Pursuant to its customary standards, policies and procedures, comparable to practices followed by the servicer in servicing receivables for itself or other third parties, and to its obligation under the transaction documents to make reasonable efforts to collect all payments on the receivables, the servicer may grant rebates, deferrals, alterations, amendments, adjustments or extensions on a receivable. However, if that modification of a receivable alters the amount financed, the APR or [the total number of Scheduled Payments, in the case of a scheduled interest receivable, or] the number of originally scheduled due dates, [in the case of a simple interest receivable,] so that [the last Scheduled Payment, in the case of a scheduled interest receivable, or] the last scheduled due date[, in the case of a simple interest receivable,] occurs after the final scheduled distribution date, the servicer will be obligated to purchase that receivable. At Ally Financial, authority to exercise that discretion within established guidelines resides with the individual agents, subject to supervisory review.

The servicer is allowed, for example, without the prior consent of the depositor, the issuing entity, the indenture trustee, the owner trustee, or any other person, to establish the means and timing for contacting obligors in respect of overdue payments, repossess the vehicles securing the receivables, deliver notices, demands, claims, complaints, responses or other documents in connection with any proceedings, execute any instruments of satisfaction or cancellation, or of partial or full release or discharge of underlying obligors, grant extensions, rebates or adjustments on a receivable, and waive any prepayment, late payment, or any other fees or charges that may be collected in the ordinary course of servicing such receivables. The servicer is not liable for the exercise of discretion made in good faith and in accordance with its established servicing procedures.

The servicer maintains the account information with respect to each serviced account. That information resides on a centralized accounts receivable system that is currently maintained by HP Enterprise Services and for which Ally Financial has a right of use under a perpetual license. The servicer is also responsible for maintaining title records with respect to vehicles securing serviced contracts, together with the related contract. As of the date of this prospectus, those documents are maintained for the servicer by PDP Group, Inc. at a facility in Hunt Valley, Maryland. Images of those documents are maintained on systems maintained at and accessible from locations different from the locations of the physical documents. Each contract included in the pool is marked on the applicable computer files to indicate its transfer to the issuing entity.

The servicer will make reasonable efforts to collect all payments due on the receivables held by the issuing entity and will, consistent with the pooling and servicing agreement and the trust sale and servicing agreement, follow the collection procedures it follows for comparable motor vehicle receivables that it services for itself or others. See “Legal Aspects of the Receivables” in this prospectus.

The servicer produces and mails a monthly statement of account, or electronically delivers notification of statement availability through its website, to obligors prior to the due date of the related payment. Payments may be made either by check or through an automated clearing house (ACH) debit of the obligor’s account. If the payment remains outstanding, the servicer mails an initial notice of overdue payment to the obligor on or about the eighth day following the due date.

Obligors whose payment remains delinquent for a specified period following the payment due date are assigned to collections groups based on their risk profile, which is formulated from an algorithm tied to the obligor’s payment history. Most obligors initially receive an automated voice message notifying them of the delinquency. If a payment remains outstanding, most accounts are subsequently assigned to the low risk collections group, which contacts obligors using an automated dialing system. Low risk collections are outsourced to third parties with which Ally Servicing contracts for the provision of collection related services. These third parties act under the direct supervision of Ally Servicing and are required to follow the servicer’s servicing policies. Genpact has been providing this service to Ally Servicing since July 2008. In February 2010, Sykes Enterprises, Incorporated, or “Sykes,” acquired ICT Group, which had been providing this service to Ally Servicing since April 2007. Alliance One, a Teleperformance company, provided this service to Ally Servicing from December 2009 to July 2015.

Based on the algorithm, responsibility for calls progresses to the early high risk collections group at differing times but generally at no later than 31 days past due. The early high risk collection teams attempt to establish contact with the obligor by telephone and continue to attempt to obtain payment. Early high risk collections are outsourced to Genpact or Sykes. If an account has a higher risk score, it will be transferred to an Ally Servicing collection group.

Depending on the risk profile, delinquent accounts typically progress from the early high risk collections group to the high risk collections group at 60 days past due. The high risk collection teams attempt to establish contact with the obligor by telephone and continue to attempt to obtain payment. High risk collection activity is performed by Ally Servicing.

If the servicer determines that eventual payment in full of a receivable is unlikely, the servicer will follow its normal practices and procedures to realize upon the receivable, including the repossession and disposition of the financed vehicle securing the receivable at a public or private sale, or the taking of any other action permitted by applicable law. The servicer will be entitled to receive its liquidation expenses as specified in the pooling and servicing agreement as an allowance for amounts charged to the account of the obligor, in keeping with the servicer’s customary procedures, for refurbishing and disposition of the financed vehicle and other out-of-pocket costs incurred in the liquidation. See “Certain Fees and Expenses” in this prospectus.

Accounts for which the servicer has made a determination to repossess the vehicle are referred to an outside repossession company located in the area of the obligor or in some cases, to a national provider. Those repossession companies are generally small local operations whose sole function is to repossess the related motor vehicle. In some areas, accounts issued for repossession are assigned to a service provider who oversees the repossession activity of their subcontractor. The service provider is responsible for the activity of the subcontractor. Typically, once the car is repossessed, a letter is sent to the obligor to inform them of the repossession, an affidavit of repossession is produced and title is obtained. Generally, the vehicle is then sold at auction (traditional auction or SmartAuction), although, at Ally Financial’s discretion, to maximize net proceeds, limited repairs and or refurbishing may be performed prior to sale.

The net sale proceeds are applied to reduce the balance owing by the obligor. Excess proceeds, if any, are remitted to the obligor. Deficiency balances, if any, are charged off. Following charge off, the account is assigned to the asset recovery center, located in Lewisville, Texas, for evaluation and possible further attempts to collect amounts owing by the obligor. There is an exception to that process for obligors in bankruptcy.

The retail instalment sale contracts require that each obligor on the receivables obtain physical damage insurance covering the vehicle securing each receivable. If an obligor fails to maintain insurance, the servicer may, but is not obligated to, purchase collateral protection insurance, which consists of obtaining a new policy on the obligor’s behalf. If collateral protection insurance is obtained, the servicer charges the related account in an amount equal to the cost of the insurance. Currently, the servicer does not actively monitor whether or not each obligor maintains physical damage insurance.

The securitized pool contains large numbers of individual retail instalment sale contracts entered into by obligors located throughout the United States. This factor requires that the servicer of those contracts have a breadth and scale of operations that may not be required to effectively service many other types of assets. In addition, the security for each contract is a motor vehicle. The processing and maintenance of title and other information related to those motor vehicles requires specific systems capabilities and experience. In addition, repossessing those assets when appropriate requires knowledge and experience as to the methods for taking possession of and retitling the motor vehicle and contacts with the network of auctioneers through which the repossessed vehicles are liquidated.

Collections

The servicer will deposit collections into the Collection Account held by the indenture trustee within two business days of receipt. However, the servicer may retain these amounts until the distribution date at any time that (a) the Monthly Remittance Condition is satisfied, or (b) arrangements are made which are acceptable to the rating agencies hired to rate the notes. Pending deposit into the Collection Account, collections may be employed by the servicer at its own risk and for its own benefit and will not be segregated from its own funds. In such case, all gains and losses resulting from the investment of those funds will be for the account of the servicer and will not alter in any respect the amount that the servicer is obligated to remit to the Collection Account in respect of collections on the following distribution date.

[Collections on a scheduled interest receivable made during a monthly period, other than an Administrative Receivable or a Warranty Receivable, which are not late fees, prepayment charges or other similar fees or charges will be applied to the Scheduled Payment. Any Excess Payment will be held by the servicer or, if the servicer has not satisfied conditions (a) or (b) described in the preceding paragraph, will be deposited in the Payment Ahead Servicing Account, and will be treated as a Payment Ahead, except as described in the following sentence. If and to the extent that an Excess Payment (1) together with any unapplied Payments Ahead exceeds the sum of three Scheduled Payments, or (2) constitutes, either alone or together with any previous unapplied Payments Ahead, full prepayment, then that portion of the Excess Payment shall not be deemed a Payment Ahead and shall instead be applied as a full or partial Prepayment.]

Collections made during a monthly period [on simple interest receivables], other than Administrative Receivables or Warranty Receivables, which are not late fees or other similar fees or charges, will be applied to principal and interest on all of these receivables.

Collections on Administrative Receivables and Warranty Receivables, including Administrative Purchase Payments and Warranty Payments, will generally be applied in the manner described in the above [two] paragraph[s, except that unapplied Payments Ahead on a scheduled interest receivable will be made to the servicer or the depositor, as applicable].

Servicing Compensation and Payment of Expenses

On each distribution date, the servicer will receive the following servicing fees:

•	a basic servicing fee for the prior month, equal to one-twelfth of the Basic Servicing Fee Rate multiplied by the Aggregate Receivables Face Amount as of the first day of that monthly period,

•	[an additional servicing fee for the prior month, equal to one-twelfth of the Additional Servicing Fee Rate multiplied by the Aggregate Receivables Face Amount as of the first day of that monthly period,]

•	any unpaid basic servicing fees from all prior distribution dates, and

•	[the other servicing fees described in “Certain Fees and Expenses” in this prospectus.]

Servicing fees will be paid out of funds available for that purpose. The relative priority of basic servicing fees and any other servicing fees are set forth in “The Notes—Distributions.”

The basic servicing fee for each monthly period and any portion of the basic servicing fee that remains unpaid from prior distribution dates will be paid at the beginning of that monthly period out of collections for that monthly period. In addition, the servicer will retain any late fees, prepayment charges or similar fees and charges collected during a monthly period and any investment earnings on trust accounts during a monthly period[, subject to any limitations set forth with respect to any particular account].

The foregoing amounts are intended to compensate the servicer for performing the functions of a third party servicer of automobile receivables as an agent for their beneficial owner, including:

•	collecting and posting all payments,

•	responding to inquiries of obligors on the receivables,

•	investigating delinquencies,

•	sending payment coupons to obligors,

•	reporting tax information to obligors, and

•	policing the collateral.

These amounts will also compensate the servicer for its services as the administrator, including accounting for collections, furnishing monthly and annual statements to the owner trustee and the indenture trustee for distributions and generating federal income tax information for the trust, the certificateholders and the noteholders. These amounts also will reimburse the servicer for taxes, the fees of the owner trustee and the indenture trustee, accounting fees, outside auditor fees, data processing costs and other costs incurred in connection with administering the pool of receivables.

THE TRUST

The issuing entity, Capital Auto Receivables Asset Trust 20 -            , is a statutory trust formed under the laws of the State of Delaware with a fiscal year end of December 31. The trust will be established and operated pursuant to a trust agreement dated on or before the anticipated [initial] closing date of             , 20     (the “[initial] closing date”), which is the date the trust will initially issue the notes and certificates.

The trust will engage in only the following activities:

•	acquire, hold and manage the receivables and other assets of the trust,

•	issue notes and certificates,

•	[enter into and make payments under the interest rate swaps related to the floating rate notes],

•	make payments on the notes and certificates, and

•	take any action necessary to fulfill the roles of the trust in connection with the notes and the certificates.

The trust’s principal offices are in             , Delaware, in care of                     , as owner trustee at the address listed in “The Owner Trustee” below.

The property of the trust will include:

•	a pool of retail instalment sale contracts and direct purchase money loans for new and used cars and light trucks[, all Scheduled Payments due thereunder on or after the cutoff date or , in the case of scheduled interest receivables,] and all payments received thereunder on and after the cutoff date, [or dates, in the case of simple interest receivables,] [in each case] exclusive of any amount allocable to the premium for physical damage collateral protection insurance required by the servicer or the seller,

•	amounts and investments of those amounts as from time to time may be held in the Designated Accounts and the proceeds of those accounts, except for the Certificate Distribution Account,

•	security interests in the financed vehicles and, to the extent permitted by law, any accessions thereto,

•	any recourse against dealers on the receivables,

•	the right to proceeds of credit life, credit disability, physical damage or other insurance policies covering the financed vehicles, and

•	[the rights of the depositor under the pooling and servicing agreement and the trust sale and servicing agreement].

The reserve account will be held by the indenture trustee for the benefit of the holders of the trust’s securities. The reserve account will [not] be included in the property of the trust.

The servicer will continue to service the receivables held by the trust and will receive fees for these services. See “The Servicer—Servicing Compensation and Payment of Expenses” in this prospectus. To facilitate the servicing of the receivables, the trust will authorize Ally Financial, as custodian, to retain physical possession of the receivables held by the issuing entity and other documents relating thereto as custodian for the issuing entity. Due to the administrative burden and expense, the certificates of title to the financed vehicles will not be amended to reflect the sale and assignment of the security interest in the financed vehicles to the depositor or the trust or the pledge of these security interests by the trust to the indenture trustee. In the absence of an amendment, the trust and the indenture trustee may not have a perfected security interest in the financed vehicles in all states.

None of the issuing entity, the indenture trustee or the owner trustee will be responsible for the legality, validity or enforceability of any security interest in any financed vehicle. See “Legal Aspects of the Receivables” and “The Transfer and Servicing Agreements—Sale and Assignment of Receivables” in this prospectus.

Capitalization of the Trust

The following table illustrates the capitalization of the trust as of             , 20    , the [initial] cutoff date, as if the issuance of the notes and the certificates had taken place on that date:

Class A-1 Asset Backed Notes	$
Class A-2[a] Asset Backed Notes	$
[Class A-2b Asset Backed Notes]	$
Class A-3 Asset Backed Notes	$
Class A-4 Asset Backed Notes	$
Class B Asset Backed Notes	$
Class C Asset Backed Notes	$
Class D Asset Backed Notes	$
Class E Asset Backed Notes	$
[Class RR Asset Backed Notes	$	]
Asset Backed Certificates	$
Total	$

The amount shown for the certificates is the initial level of overcollateralization. The holders of the certificates will be entitled to receive amounts representing the remaining overcollateralization after repayment of amounts owing on the notes. None of the [Class A-1 Notes,] [the Class B Notes, the Class C Notes, the Class D Notes,] the Class E Notes or the certificates are being offered by this prospectus. The [Class A-1 Notes,] [the Class B Notes, the Class C Notes and the Class D Notes] will be sold in one or more private placements or retained initially by the depositor or its affiliate. [The Class E Notes and the certificates will be retained by the depositor or its affiliate initially.][The depositor or its affiliate will not sell the Class RR Notes until it is permitted to do so as described in “Credit Risk Retention.”] [The depositor or its affiliate will retain the right to sell all or a portion of the [Class A-1 Notes,] [the Class B Notes, the Class C Notes, the Class D Notes,] the Class E Notes and the certificates in one or more private placements at any time.]

THE RECEIVABLES POOL

Each receivable to be held by the issuing entity is classified as [either a scheduled interest receivable or] a simple interest receivable.

[If an obligor elects to prepay a scheduled interest receivable in full, the obligor is entitled to a rebate of the portion of the Scheduled Payments attributable to unearned finance charges. The amount of that rebate is determined using a method of calculation referred to as the “Rule of 78s,” or Sum-of-the-Digits, except where applicable state law requires use of the actuarial method. Using the Rule of 78s, a rebate is determined by multiplying the total interest scheduled to be paid over the life of an automobile contract by a number equal to the sum of the digits from one to the number of scheduled payments remaining at the time of prepayment and dividing by a number equal to the sum of the digits from one to the total number of payments specified in the original contract. All allocations to noteholders and certificateholders of collections on scheduled interest receivables are made using the actuarial method, which allocates payments of principal at a more rapid rate than does the Rule of 78s. Therefore, distributions to noteholders and certificateholders will not be adversely affected by Rule of 78s rebates.]

Payments made pursuant to a simple interest receivable are allocated between finance charges and principal based on the actual date on which a payment is received. Late payments or early payments on a simple interest receivable may result in the obligor making a greater or smaller number of payments than originally scheduled. The amount of additional payments required to pay the outstanding principal balance in full generally will not exceed the amount of an originally scheduled payment. If an obligor elects to prepay a simple interest receivable in full, the obligor will not receive a rebate attributable to unearned finance charges. Instead, the obligor is required to pay finance charges only to, but not including, the date of prepayment.

[The amount of finance charges on a simple interest receivable that would have accrued from and after the date of prepayment if all monthly payments had been made as scheduled will generally be greater than the rebate on a scheduled interest receivable that provides for a Rule of 78s rebate, and will generally be equal to the rebate on a scheduled interest receivable that provides for an actuarial rebate.]

Criteria Applicable to the Selection of [Initial] Receivables

The [initial] pool of receivables to be sold to the issuing entity was selected from Ally Financial’s portfolio based on several criteria, including that each receivable:

•	is secured by a new or used car or light truck,

•	is a simple interest [or a scheduled interest] receivable,

•	was originated in the United States,

•	provides for level monthly payments that may vary from one another by no more than $5,

•	will amortize the amount financed over its original term to maturity,

•	was originated or acquired by Ally Financial or its subsidiaries in the ordinary course of business,

•	has a first payment due date on or after , 20 ,

•	was originated on or after , 20 ,

•	has an original term of [ ] to [ ] monthly payments,

•	has a remaining term of not less than [ ] monthly payments,

•	as of the [initial] cutoff date, was not considered past due; that is, the payments due on that receivable in excess of $25 have been received within 30 days of the payment date, and

•	has an APR of not greater than [ ]%.

The receivables in the [initial] pool of receivables on the [initial] closing date will be the same receivables that comprised the [initial] pool of receivables on the [initial] cutoff date.

The [initial] pool of receivables was selected from Ally Financial’s portfolio of receivables that meet the criteria described above and other administrative criteria utilized by Ally Financial from time to time. We believe that no selection procedures adverse to the noteholders were utilized in selecting the receivables in the [initial] pool of receivables. Ally Financial, as sponsor, incurred [minimal] [internal] expenses in selecting the [initial] pool of receivables. [Ally Financial did not incur any third party expenses in connection with the selection of the [initial] pool of receivables.]

[Additional receivables sold to the issuing entity during the revolving period must meet substantially similar criteria. See “Criteria Applicable to Selection of Additional Receivables During the Revolving Period” below. However, these criteria will not ensure that each subsequent pool of additional receivables will share the exact characteristics as the initial pool of receivables. As a result, the composition of the aggregate pool of receivables will change as additional receivables are purchased by the issuing entity on each distribution date during the revolving period.]

The following tables describe the [initial] pool of receivables as of the [initial] cutoff date.

Each of the percentages and averages in the tables is computed on the basis of the amount financed of each receivable as of the [initial] cutoff date. The “Weighted Average Annual Percentage Rate of all Receivables in Pool” and “Weighted Average Annual Percentage Rate of Non-Subvented Receivables in Pool” in the following table are based on weighting by amount financed and remaining term of each receivable, each as of the [initial] cutoff date. The “Weighted Average Original Maturity” in the following table is based on weighting by original undiscounted principal balance of each receivable as of its date of origination. “Loan-to-Value Ratio” with respect to a receivable means the original undiscounted principal balance divided by the estimated vehicle value, multiplied by 100. The estimated vehicle value for a new vehicle is the dealer invoice cost of the vehicle. The estimated vehicle value for a used vehicle is the value received by Ally Financial from the dealer, independently validated by Ally Financial, based on a market guide, such as Blackbook, indicating the value of the vehicle and the source from which that value was determined. “Weighted Average Loan-to-Value Ratio” is based on a weighting by original undiscounted principal balance of each receivable as of its date of origination. A FICO score is a measurement designed by Fair, Isaac & Company and calculated by the major credit bureaus using collected information to assess credit risk. “Weighted Average FICO Score” is based on a weighting by original undiscounted principal balance of each receivable as of the [initial] cutoff date [and excludes receivables with respect to which the obligor is a business account and receivables for which no FICO score is available. Of the                      FICO scores excluded from the Weighted Average FICO Score,             , or     %, are business accounts and the remaining             , or     %, are accounts for which FICO scores are unavailable. In the table “Distribution of the [Initial] Receivables Pool by FICO Score,” those excluded accounts make up the “Business Accounts and Unavailable” category. Percentages may not equal 100.00% due to rounding].

[To the extent material, insert data regarding the number of receivables included in the [initial] receivables pool that have been subject to a waiver, modification or extension, including a description of the type of waiver, modification and extension.]

Composition of the [Initial] Receivables Pool—(Total: New and Used)

Aggregate Amount Financed	$
Number of Contracts in Pool
Average Amount Financed	$
Weighted Average FICO Score
Weighted Average Loan-to-Value Ratio
Weighted Average Annual Percentage Rate of all Receivables in Pool			%
Weighted Average Annual Percentage Rate of Non-Subvented Receivables in Pool			%
Discount Rate Applied to Receivables in Pool with Annual Percentage Rates at or below			%
Weighted Average Original Maturity (in months)
Weighted Average Remaining Maturity (in months) (Range)
([ ] to [ ] Months)
Percentage of New Cars and Light Trucks in Pool			%
Percentage of Used Cars and Light Trucks in Pool			%
Percentage of Cars in Pool			%
Percentage of Light Trucks in Pool			%
Percentage of Subvented Receivables in Pool			%
Percentage of Non-Subvented Receivables in Pool			%

Composition of the [Initial] Receivables Pool—(New)

Aggregate Amount Financed	$
Number of Contracts in Pool
Average Amount Financed	$
Weighted Average FICO Score
Weighted Average Loan-to-Value Ratio
Weighted Average Annual Percentage Rate of all Receivables in Pool			%
Weighted Average Annual Percentage Rate of Non-Subvented Receivables in Pool			%
Discount Rate Applied to Receivables in Pool with Annual Percentage Rates at or below			%
Weighted Average Original Maturity (in months)
Weighted Average Remaining Maturity (in months) (Range)
([ ] to [ ] Months)
Percentage of Subvented Receivables in Pool			%
Percentage of Non-Subvented Receivables in Pool			%

Composition of the [Initial] Receivables Pool—(Used)

Aggregate Amount Financed	$
Number of Contracts in Pool
Average Amount Financed	$
Weighted Average FICO Score
Weighted Average Loan-to-Value Ratio
Weighted Average Annual Percentage Rate of all Receivables in Pool			%
Weighted Average Annual Percentage Rate of Non-Subvented Receivables in Pool			%
Discount Rate Applied to Receivables in Pool with Annual Percentage Rates at or below			%
Weighted Average Original Maturity (in months)
Weighted Average Remaining Maturity (in months) (Range)
([ ] to [ ] Months)
Percentage of Subvented Receivables in Pool			%
Percentage of Non-Subvented Receivables in Pool			%

Distribution of the [Initial] Receivables Pool by Annual Percentage Rate—Aggregate

Annual Percentage Rate Range	Number of Contracts	Aggregate Amount Financed	Percentage of Aggregate Amount Financed
0.00% to [ . ]%		$		%
[ . ]% to [ . ]%		$		%
[ . ]% to [ . ]%		$		%
[ . ]% to [ . ]%		$		%
[ . ]% to [ . ]%		$		%
[ . ]% to [ . ]%		$		%
[ . ]% to [ . ]%		$		%
[ . ]% to [ . ]%		$		%
[ . ]% to [ . ]%		$		%
[ . ]% to [ . ]%		$		%
[ . ]% to [ . ]%		$		%
[ . ]% to [ . ]%		$		%
[ . ]% to [ . ]%		$		%
[ . ]% to [ . ]%		$		%
[ . ]% to [ . ]%		$		%

Total		$		%

Distribution of the [Initial] Receivables Pool by State

The [initial] pool of receivables includes receivables originated in all 50 states and the District of Columbia. The following table sets forth the percentage of the aggregate amount financed in the states with the largest concentration of receivables. No other state accounts for more than     % of the aggregate amount financed. [Management believes that there are no factors unique to any state or region in which 10% or more of the receivables are located that may materially impact the trust’s ability to pay principal and interest on the notes.] [Note: In accordance with Item 1111(b)(14), economic or other factors specific to any state or region in which obligors in respect of 10% or more of the pool of assets are located will be described to the extent that they may materially impact pool cash flows. This determination will be made based on the specific geographic distributions with respect to, and economic and other circumstances existing at the time of formation of, each pool.] The following breakdown by state is based on the billing addresses of the obligors on the [initial] receivables:

State	Percentage of Aggregate Amount Financed
[ ]		%
[ ]		%
[ ]		%
[ ]		%
[ ]		%
[ ]		%

Distribution of the [Initial] Receivables Pool by Loan-to-Value Ratio

Loan-to-Value Ratio	Number of Contracts	Average Original Amount Financed	Average Original Estimated Vehicle Value	Percentage of Contracts
Less than 80		$	$		%
80 to 90		$	$		%
91 to 100		$	$		%
101 to 110		$	$		%
111 to 120		$	$		%
121 to 130		$	$		%
131 to 140		$	$		%
141 to 150		$	$		%
Greater than 150		$	$		%

Total				100.00%

Distribution of the [Initial] Receivables Pool by FICO Score

FICO Band	Number of Contracts	Aggregate Amount Financed	Percentage of Aggregate Amount Financed
Business Accounts and Unavailable		$		%
Less than 650		$		%
651 - 675		$		%
676 - 700		$		%
701 - 725		$		%
726 - 750		$		%
751 - 775		$		%
776 - 800		$		%
801 - 825		$		%
826 - 850		$		%
851 - 875		$		%
876 - 900		$		%

Total		$	100.00%

Distribution of the [Initial] Receivables Pool by Original Term

Original Term (Months)	Number of Contracts	Aggregate Amount Financed	Percentage of Aggregate Amount Financed
60 and less		$		%
61 to 72		$		%
73 to 75		$		%

Total		$	100.00%

Distribution of the [Initial] Receivables Pool by Vehicle Make

Vehicle Make	Percentage of Aggregate Amount Financed
[ ]		%
[ ]		%
[ ]		%
[ ]		%
[ ]		%
[ ]		%
[ ]		%
[ ]		%
[ ]		%
[ ]		%

No other vehicle make accounts for more than [    ]% of the aggregate amount financed.

Distribution of the [Initial] Receivables Pool by Vehicle Model

Vehicle Model	Percentage of Aggregate Amount Financed
[ ]		%
[ ]		%
[ ]		%
[ ]		%
[ ]		%
[ ]		%
[ ]		%
[ ]		%
[ ]		%
[ ]		%

No other vehicle model accounts for more than [    ]% of the aggregate amount financed.

Depositor Review of the [Initial] Receivables Pool

The depositor is required to perform a review (the “pool review”) of the pool of [initial] receivables in order to provide reasonable assurance that the information contained in this prospectus regarding the pool of [initial] receivables is accurate in all material respects. The pool review entailed consideration of ongoing processes and procedures used by Ally Financial (the “process review”), as well as the performance of specified actions with respect to disclosure about the pool of [initial] receivables and the underlying data on which that disclosure was based (the “data and disclosure review”). For certain aspects of the pool review, the depositor engaged a third party to assist. The depositor designed the procedures used in the pool review, assumes the responsibility for the sufficiency of those procedures and attributes to itself all findings and conclusions of the pool review.

For the process review, the depositor monitored internal reports and developments with respect to processes and procedures that are designed to maintain and enhance the quality of decision-making, the quality of originated assets and the accuracy, efficiency and reliability of receivables systems and operations. Ally Financial has internal functions that carry out these processes and procedures, such as:

•	Quality assurance, which tests previously originated receivables to check for compliance with applicable underwriting criteria and documentation requirements and accurate entry of data into the principal databases and other management information systems of the sponsor and the servicer (the “information databases”),

•	Contract review, which tests, among other things, the quality of originated portfolios and the adherence of originations to established policies,

•	Risk reporting, which monitors losses, delinquencies, credit quality and exceptions to servicing policies, and

•	Internal audit, which independently performs periodic internal control reviews of various processes including the auto contract origination and reporting system processes.

The first part of the data and disclosure review tested the accuracy of the individual receivables data contained in the information databases. The depositor uses the information databases to assemble an electronic data tape containing relevant data on the [initial] receivables pool. From this tape, the depositor constructs the pool composition and stratification tables in “The Receivables Pool” in this prospectus, verifies the eligibility criteria in “The Receivables Pool—Criteria Applicable to the Selection of [Initial] Receivables” in this prospectus and validates the representations and warranties in “The Transfer and Servicing Agreements—Sale and Assignment of Receivables” in this prospectus.

Through random processes, [    ] receivables (the “reviewed receivables”) [were selected, of which [    ] are included] in the [initial] pool [of receivables] [were selected]. The servicer and the sponsor made available an electronic copy of the pertinent underlying documentation and data records for each reviewed receivable (collectively, the “receivable document file”).

First, approximately [    ] different aspects, or data points, of each [initial] receivable document file, including values such as FICO score, origination date, APR and loan-to-value ratio, along with elements such as evidence of a perfected lien, were noted. These data points were either compared to the corresponding information in the electronic data tape or evaluated for compliance with an eligibility criterion or a representation and warranty, to determine whether any inaccuracies existed. In some cases, the depositor specified permissible tolerances for variances. Of the approximately [    ] aggregate data points checked [related to the initial pool of receivables], [    ] data point[s] appeared to be erroneous [related to [    ] receivables]. [Description of errors to be included]

In addition, selected values associated with the reviewed receivables were recomputed to assess their accuracy. The servicer provided records regarding payments made by the related obligors prior to the [initial] cutoff date so that the amount financed and remaining term for each reviewed receivable could be recomputed. Based on information in the [initial] receivable document file, the loan-to-value ratio for the related financed vehicle was also recomputed. [These recomputations did not indicate any errors.]

A second aspect of the data and disclosure review consisted of a comparison of the statistics contained in “The Receivables Pool” in this prospectus to data in, or derived from, the information databases. The review consisted of a recalculation from the data in the information databases of the number of contracts, monetary amounts, amounts and percentages displayed in “The Receivables Pool” in this prospectus. Matters not exceeding plus or minus 0.5 percent of the number of contracts, monetary amounts, amounts or percentages were not considered exceptions. This comparison found no exceptions within the specified parameters.

The third aspect of the data and disclosure review evaluated the information contained in this prospectus regarding the pool of receivables under “Acquisition and Underwriting,” “The Receivables Pool,” “The Servicer—Servicing Procedures,” “The Transfer and Servicing Agreements—Additional Sales of Receivables” and “Legal Aspects of the Receivables.” The depositor confirmed with the responsible personnel of the sponsor and the servicer that the description of the business practices, contract terms and legal and regulatory considerations, and the other information with respect to the [initial] pool of receivables, contained in those sections is accurate. The depositor also reviewed internal management reports periodically generated by these personnel that bear on the matters discussed in those sections of this prospectus.

The depositor has concluded that the findings of the pool review provide it with reasonable assurance that:

•	the errors identified in the first aspect of the data and disclosure review are not indicative of any systemic problems with the processes of the sponsor and the servicer that generate information regarding the [initial] receivables for use in this prospectus,

•	the pool composition and stratification tables contained in this prospectus are accurate in all material respects,

•	the [initial] pool of receivables satisfies the selection criteria and the representations and warranties in all material respects and

•	the disclosure regarding the [initial] pool of receivables contained in this prospectus is accurate in all material respects.

Exceptions to Underwriting Guidelines

A [small] number of receivables in the [initial] pool of receivables constitute exceptions to the underwriting criteria of Ally Financial, as described in “Acquisition and Underwriting—Underwriting Exceptions” in this prospectus. Ally Financial monitors exceptions to the underwriting criteria, with the goals of restricting exceptions to a limited portion of approved applications and seldom permitting more than a single exception for any contract. The depositor elected to include these receivables in the pool of receivables for the offering. These receivables were included in the pool on the basis that the depositor has historically securitized receivables with these characteristics and these exceptions are immaterial.

When deciding whether to approve an application, the credit underwriter reviews all of the factors related to the receivable and typically will not approve an application unless the credit underwriter also determines that compensating factors, such as a co-obligor, a lower loan-to-value ratio or a shorter loan term, mitigate the exception. As a result of the sponsor’s use of a credit underwriter to make the determination of whether to approve an application based on all of the characteristics of the receivable taken together, the credit underwriter does not identify the specific characteristics that caused him or her to approve an application and therefore the sponsor does not have the ability to track or disclose the specific compensating factors related to each receivable. [For receivables sold to the issuing entity during the revolving period, the issuing entity will disclose on the Form 10-D related to the end of the revolving period and the Form 10-D related to the last monthly period of the issuing entity’s fiscal year any additional receivables sold to the issuing entity after the initial closing date that constitute exceptions to the underwriting criteria of Ally Financial.]

The following table explains the nature of the exceptions. [All but      of these receivables exceeded only a single underwriting criterion;      receivable[s] has two “layered” exceptions and      have more than two “layered” exceptions.] As used in the table below, a “collateral characteristic” is an underwriting criterion primarily related to the financed vehicle, such as loan-to-value ratio (“Loan-to-Value Ratio”) or, for used vehicles, a limit on the maximum mileage or age of the vehicle (“Vehicle Type”), and a “credit characteristic” is an underwriting criterion primarily related to the creditworthiness of the obligor, such as credit score related exceptions (“Related to Credit Score”), exceptions based on the payment-to-income ratio or debt-to-income ratio (“Payment Amount”) or other factors related to the creditworthiness of the obligor (“Other Factors Related to the Creditworthiness of the Obligor”). The aggregate amount financed of these exception receivables is $        .

Nature of Exception	Number of Contracts	Percentage of Aggregate Amount Financed
Collateral: Loan-to-Value Ratio			%
Collateral: Vehicle Type			%
Credit: Related to Credit Score			%
Credit: Payment Amount			%
Credit: Other Factors Related to the Creditworthiness of the Obligor			%

Total			%

[Criteria Applicable to the Selection of Additional Receivables During the Revolving Period

The additional receivables sold to the issuing entity during the revolving period will be selected from Ally Financial’s portfolio based on several criteria. These criteria include the requirements that each additional receivable:

•	is secured by a new or used car or light truck,

•	is a simple interest receivable,

•	was originated in the United States,

•	provides for level monthly payments which may vary from one another by no more than $5,

•	will amortize the amount financed over its original term to maturity,

•	was or will be originated or acquired by Ally Financial or its subsidiaries in the ordinary course of business,

•	has an original term of to months, provided that following the addition of all additional receivables on each subsequent cutoff date, the sum of the amount financed of all additional receivables as of the applicable cutoff date sold to the issuing entity with an original term in excess of months may not exceed % of the aggregate amount financed of all additional receivables sold to the issuing entity, between and months may not exceed % of the aggregate amount financed of all additional receivables sold to the issuing entity and less than or equal to months must be greater than or equal to % of the aggregate amount financed of all additional receivables sold to the issuing entity,

•	as of its subsequent cutoff date, the additional receivable will not be considered past due; that is, the payments due on that additional receivable in excess of $25 will have been received within 30 days of the payment date,

•	has a remaining term as of its subsequent cutoff date of not less than months, and

•	at least one payment has been made.

Following the addition of the additional receivables on each subsequent cutoff date:

•	[the sum of the amount financed of all additional receivables as of the applicable cutoff date sold to the issuing entity secured by used vehicles may not exceed % of the aggregate amount financed of all additional receivables sold to the issuing entity ,]

•	[the Weighted Average FICO score related to the obligor on all additional receivables as of the applicable cutoff date sold to the issuing entity is at least ,]

•	the percentage of all additional receivables without a FICO score or those related to business obligors as of the applicable cutoff date sold to the issuing entity does not exceed %,

•	[the percentage of all additional receivables with a FICO score less than as of the applicable cutoff date sold to the issuing entity does not exceed %,]

•	[the Weighted Average Loan-to-Value Ratio of all additional receivables as of the applicable cutoff date sold to the issuing entity is at most ,] and

•	[the weighted average rate of all additional receivables as of the applicable cutoff date sold to the issuing entity is at least %].

The additional receivables will be selected from Ally Financial’s portfolio of receivables that meet the criteria described above and other administrative criteria utilized by Ally Financial from time to time. We believe that no selection procedures adverse to the noteholders will be utilized in selecting the additional receivables.]

[Depositor Review of the Additional Receivables Pools

The depositor will perform a pool review of the [potential] pools of additional receivables in order to provide reasonable assurance that the information contained in the Form 10-D related to the end of the revolving period and the Form 10-D related to the last monthly period of the issuing entity’s fiscal year regarding the pools of additional receivables is accurate in all material respects. The pool review will include a process review and a data and disclosure review. For certain aspects of the pool review for the additional receivables, the depositor will engage a third party to assist. The depositor will use procedures similar to the procedures used in the pool review for the initial receivables. The depositor will disclose the results of the pool review related to the additional receivables in the Form 10-D related to the end of the revolving period and the Form 10-D related to the last monthly period of the issuing entity’s fiscal year.]

Asset Representations Review

The asset representations reviewer will conduct a review of 60 day or more delinquent receivables for their compliance with asset level representations and warranties provided by the sponsor and the depositor upon the satisfaction of each of the following conditions:

•	the delinquency trigger (as defined below) is met or exceeded, and

•	the noteholders (including beneficial owners of the notes) vote to cause a review of delinquent receivables by:

•	at least 5% of the noteholders, measured by the outstanding principal balance of their respective notes, demanding a vote of the noteholders to determine if a review should be performed, and

•	at least a [majority] of the noteholders, measured by the outstanding principal balance of the notes of the noteholders voting, choosing to initiate an asset representations review, and at least 5% of the noteholders by aggregate principal balance of the notes outstanding cast a vote.

For more information regarding the asset representations reviewer, see “Asset Representations Reviewer” in this prospectus.

Asset Representations Review Delinquency Trigger

A “delinquent receivable” is a receivable for which payment of the required payment amount within $[25] has not been received by the servicer by the payment due date as of the end of the monthly period. Charged off receivables are not considered delinquent receivables and therefore are not included in the delinquency trigger calculation. The sponsor does not treat a charged off receivable as delinquent because the related vehicle is no longer in the possession of the obligor and any loss would have been realized.

The “delinquency trigger” is calculated as a percentage equivalent of a fraction, the numerator of which is equal to the aggregate amount financed of [61] day or more delinquent receivables and the denominator of which is equal to the aggregate amount financed of all outstanding receivables, measured as of the end of the monthly period.

The following table sets forth the delinquency trigger applicable to each monthly period:

Monthly Period	Delinquency Trigger
1 to 12		%
13 to 24		%
25 to 36		%
37 to 48		%
49 and after		%

The sponsor believes that the delinquency trigger is appropriate based on an analysis of the historical [61] day or more delinquency rate over the life of the sponsor’s other transactions. For each of the [ten] registered [and selected private] offerings of notes backed by retail instalment sale contracts completed by the sponsor from [2013] to [2015], the sponsor calculated a maximum delinquency ratio for each annual period and then calculated this ratio for each annual period [from the related cutoff date]. [For transactions in which delinquencies have not been experienced, the sponsor extrapolated the delinquencies that it believes are reasonable for the remaining life of the pool of receivables.] [An average][The maximum] of the maximum delinquency ratio was utilized to account for typical seasonal increases in delinquencies. The sponsor then multiplied this historical delinquency [maximum][average] by [    ] times and rounded to the nearest 0.05% to derive the delinquency trigger for each annual period. Because the sponsor’s other transactions have not experienced significant historical delinquencies and given the relatively stable economic period for these transactions, the multiple is intended to account for future volatility and stressed economic conditions. Based on its experience in historical transactions, the sponsor believes that this method will incorporate shifts in delinquencies for each annual period that the notes are outstanding and will align the delinquency trigger with changes in delinquency rates. [Additionally, the [    ] times multiple is expected to generate a delinquency trigger which would be met before any losses on the notes would occur.]

[Include chart comparing the delinquency trigger to the delinquency statistics for prior [securitized] pools.] For more information regarding [61] day or more delinquent asset statistics for the sponsor’s prior securitized pools, see “Appendix A—Static Pool Data” and “Appendix B—Additional Static Pool Net Loss Data” in this prospectus.

The servicer will monitor delinquent receivables and will include on the monthly statement to securityholders the percentage of receivables that are delinquent in each monthly period in 30 or 31 day increments up to 120 days and whether the delinquency trigger has been met or exceeded for the related monthly period. If the delinquency trigger has been met or exceeded for the related monthly period, the servicer will provide a notice to the sponsor, the depositor and the indenture trustee, and will include a notice on the monthly servicer report and on the Form 10-D, that such trigger has been met or exceeded.

Voting

Within [90] days of publication that the delinquency trigger has been met or exceeded in the monthly statement to securityholders on Form 10-D, the noteholders may determine whether to initiate a vote to determine whether a review of 60 day or more delinquent receivables should be performed by the asset representations reviewer. Noteholders may exercise this right by contacting the [indenture trustee]. For the purpose of the vote, notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation of determining whether the noteholders have elected to initiate a vote.

If the requesting noteholder is the record holder of any notes, no verification procedures will be required. If the requesting noteholder is not the record holder of any notes and is instead a beneficial owner of notes, the [indenture trustee] may require no more verification than (1) a written certification from the noteholder that it is a beneficial owner of a specified principal balance of the notes and (2) an additional form of documentation, such as a trade confirmation, an account statement, a letter from the broker or dealer or other similar document. If less than 5% of the noteholders by aggregate principal balance of the notes demand that a review be initiated within [90] days of publication of the delinquency trigger being met, no additional vote will be required and no asset representations review will be conducted.

If at least 5% of the noteholders by aggregate principal balance of the notes outstanding demand that a vote be conducted, the indenture trustee will post a notice through The Depository Trust Company (“DTC”), initiating a vote of all the noteholders. On the Form 10-D related to the monthly period in which the noteholders demand that a vote be conducted, the issuing entity will disclose the voting procedures that will be used and how to cast a vote. The noteholders will be allowed to vote for at least [150] days after the initial Form 10-D including disclosure that the trigger has been met or exceeded is filed. The votes will be tabulated by either the indenture trustee, in the capacity of tabulation agent or by a third party acting as tabulation agent in each case, (the “Vote Tabulation Agent”). If at the end of that [150] day period, at least a majority of the noteholders by aggregate principal balance of the notes who have voted choose to approve initiating the asset representations review and at least 5% of the noteholders by aggregate principal balance of the notes outstanding cast a vote, the asset representations reviewer will be notified to conduct a review as set forth below under “—The Asset Representations Review.”

The Asset Representations Review Process

Upon the approval of the noteholders as set forth above under “—Voting,” the issuing entity will instruct the servicer and the custodian to provide the asset representations reviewer with access to copies of documents necessary to perform its review within [60] days of the conclusion of the vote approving the review. The asset representations reviewer will then conduct its review of all receivables 60 days or more delinquent as of the end of the most recent monthly period. The asset representations reviewer will compare such delinquent receivables to the asset level representations and warranties provided by the sponsor on the [related] closing date with respect to the receivables. The related representations and warranties are measured as of the time of origination, the cutoff date or the [related] closing date as specified in the pooling and servicing agreement. For a description of the representations and warranties the asset representations reviewer will review, see “—Criteria Applicable to the Selection of [Initial] Receivables,” [“—Criteria Applicable to the Selection of Additional Receivables”] and “The Transfer and Servicing Agreements—Sale and Assignment of Receivables” in this prospectus. A copy of the final asset representations review agreement will be filed no later than the date of the filing of the final prospectus for the notes.

The asset representations reviewer will only determine whether:

•	a receivable sold on the [respective] closing date satisfied the asset level representations and warranties,

•	a receivable failed to satisfy such representations or warranties, or

•	there is missing or insufficient documentation with respect to whether a representation or warranty was satisfied.

The asset representations reviewer will not determine whether any failures to meet the representations and warranties resulted in breaches of the representations and warranties or whether the sponsor or the depositor would be required to repurchase any such receivables. Additionally, the asset representations reviewer will not determine the reason for the delinquency of any receivable, the creditworthiness of any obligor, the overall quality of any receivable or the compliance of the servicer with its covenants with respect to the servicing of the receivables. If a receivable is paid off, satisfied, substituted or repurchased due to a breach of a covenant, representation or warranty, the asset representations reviewer will not review that receivable.

The fees and expenses of the asset representations review will be paid by the issuing entity from monthly collections on the receivables. See “The Notes—Distributions.” [The review fee will be $         per receivable.]

The asset representations reviewer will be required to complete its review within [60] days of receiving the documents necessary to start its review. The review period may be extended by up to an additional [30] days if the asset representations reviewer requests missing review materials that are subsequently provided within the [60-day] period or requires clarification of any review materials or testing procedures. The asset representations reviewer will provide the indenture trustee, the sponsor, the depositor and the servicer with a detailed report of its findings within [30] days of completing its review. A summary of the asset representations reviewer’s report will be included in the statement to securityholders on the Form 10-D for the monthly period in which that summary report was provided. A noteholder will have the right to request a copy of the detailed report of the findings from the sponsor.

The sponsor and the depositor will evaluate the asset representations reviewer’s report and any repurchase request received from the indenture trustee, any noteholder or any party to the transaction documents in order to determine whether a repurchase of a receivable is required. After reviewing the report, the sponsor and the depositor will determine if there were breaches of the representations and warranties, and the sponsor and the depositor will then decide whether to repurchase the receivable. None of the indenture trustee, the owner trustee, the asset representations reviewer or the servicer is otherwise obligated to investigate the accuracy of the representations and warranties with respect to the receivables subject to the asset representations review. The transaction documents require that any breach of the representations and warranties must materially and adversely affect the interest of the noteholders [or the certificateholders] before the sponsor or the depositor would be required to repurchase such receivables. Any noteholder, however, will be entitled to make a repurchase request regarding a breach of the representations and warranties related to a receivable to the indenture trustee. The sponsor or the depositor will report any repurchase request received from a noteholder, the indenture trustee or the owner trustee, and the disposition of the request, on a Form ABS-15G that will be filed with the SEC. For more information regarding the exercise of rights by the indenture trustee, see “The Indenture Trustee.”

Dispute Resolution

The depositor, the sponsor, the owner trustee, the servicer, the indenture trustee or any noteholder may, upon discovery of a breach of a representation or warranty related to a receivable made by the depositor or the sponsor in the transaction documents, which materially and adversely affects the interest of the depositor, the sponsor, the owner trustee, the servicer, the indenture trustee [or the certificateholders] in the related receivable, or in the case of a noteholder (including a beneficial owner of the notes), which results in that noteholder not being made whole, demand that the depositor or the sponsor repurchase the related receivable from the issuing entity. In order to make a repurchase demand, a noteholder will be required to provide a notice to the indenture trustee. If any such party provides sufficient notice as provided in the transaction documents within the applicable statute of limitations period of an alleged breach of a representation or warranty with respect to a receivable made by the depositor or the sponsor in the transaction documents, and the sponsor or the depositor fails to resolve such request within 180 days of receipt, the requesting party has the right to refer the matter to a dispute resolution process described below. This right applies to all repurchase requests made in accordance with the transaction documents and is not limited to repurchase requests made in connection with a review pursuant to the asset representations review process described under “—Asset Representations Review—The Asset Representation Review Process.” This right is not a mechanism for requesting repurchase or other relief from losses resulting from changes in the credit quality of the receivable or other market conditions. The sponsor or the depositor will not repurchase a receivable with respect to which the related breach of a representation or warranty did not result in a material and adverse effect on the interests of the noteholders [and the certificateholders] taken as a whole. Each notice must be given in writing to the other parties in accordance with the transaction documents and must specifically identify the receivable to be repurchased and specify the representations or warranties allegedly breached. The notice must also identify the loss alleged related to the receivable and the material adverse effect on the requesting party. General allegations relating to the entire pool of receivables or an unspecified subset of the pool are not a sufficient description for purposes of the notice. If a receivable is paid off, satisfied, substituted or repurchased, no demands to repurchase are permitted, and there is no further right to mediation or arbitration regarding that receivable. None of the representations and warranties related to the receivables relate to the performance of the receivables or to any credit losses that may occur as a result of a default by the related obligor on the receivable. Furthermore, the dispute resolution procedures described below apply only to the specific receivables that are related to the dispute. In order for a receivable to be subject to repurchase, there must be a breach of a representation or warranty related to such receivable which materially and adversely affects the requesting party. In the event that the asset representations reviewer determines that the representations and warranties related to a receivable have not failed, any repurchase request related to that receivable will be deemed to be resolved.

The requesting party may choose either mediation (including non-binding arbitration) or third-party binding arbitration at its discretion. In each case, the process will be administrated by [the American Arbitration Association (“AAA”)] [the Financial Industry Regulatory Authority (“FINRA”)] [JAMS (“JAMS”)][a nationally-recognized alternative dispute resolution facilitator (“ADR Facilitator”)] pursuant to [the AAA’s Commercial Arbitration Rules and Mediation Procedures] [FINRA’s Code of Arbitration Procedure and Code of Mediation Procedure] [JAMS’ Rules and Procedures] [the ADR Facilitator’s governing rules and procedures], as applicable, or any successor rules or procedures (the “[AAA][FINRA][JAMS][ADR] Rules”). The mediation or arbitration will take place in New York, New York. The indenture trustee, after direction from the depositor, will notify the requesting party at the end of the 180-day period if a repurchase demand is unresolved. Within [30] days of the delivery of the notice indicating that a repurchase demand has not been resolved following the end of the 180-day period, the requesting party must initiate the proceedings and provide notice (as defined by the [AAA][FINRA][JAMS][ADR] Rules) to the sponsor and the depositor of its intent to pursue resolution through mediation or arbitration at [insert email address or other address]. The sponsor or the depositor must respond to the notice within [30] days and must submit to the method of dispute resolution requested.

If the requesting party chooses to refer the matter to mediation, the sponsor or depositor and the requesting party will agree on a neutral mediator approved by [the AAA][FINRA][JAMS][the ADR Facilitator] within [15] days of notice service. If the parties cannot agree on a mediator, one will be appointed by [the AAA][FINRA][JAMS][the ADR Facilitator] in accordance with the applicable [AAA][FINRA][JAMS][ADR] Rules. For a mediation, the proceeding will start within [15] days after the selection of the mediator and conclude within [30] days after the start of the mediation. The parties will mutually agree on the allocation of expenses incurred in connection with the mediation. If the requesting party is unsatisfied with the result of the mediation, the requesting party may choose to submit the matter to binding arbitration or adjudicate the dispute in court.

If the requesting party chooses to refer the matter to binding arbitration, the matter will be referred to a panel of three arbitrators to be selected in accordance with [the AAA][FINRA][JAMS][the ADR] Rules. The sponsor and the depositor will provide a notice of the commencement of any arbitration on the Form 10-D related to the monthly period in which the arbitration proceeding commences and will give other noteholders or parties to the transaction documents the right to participate in the arbitration proceeding. The arbitrator will have the authority to schedule, hear and determine any motions, including dispositive and discovery motions, according to New York law, and will do so at the motion of any party. Discovery will be completed within [30] days of appointment of the panel and will be limited for each party to [two] witness depositions not to exceed five hours, [two] interrogatories, [one] document request and [one] request for admissions. The arbitrator, however, may grant additional discovery on a showing of good cause that the additional discovery is reasonable and necessary. Briefs will be limited to no more than [ten] pages each, and will be limited to initial statements of the case, discovery motions and a pre-hearing brief. The evidentiary hearing on the merits will commence no later than [60] days following the appointment of the panel and will proceed for no more than [10] consecutive business days, with equal time allotted to each side for the presentation of direct evidence and cross examination. The panel will render its decision on the matter within [90] days of the selection of the panel. In each case, the panel will have discretion to modify these timeframes if, based on the facts and circumstances of the particular dispute, good cause exists, there is an unavoidable delay or with the consent of all of the relevant parties. The panel will decide the matter in accordance with the terms of the contract, including choice-of-law provisions, and will not be permitted to award punitive or special damages. The panel will also determine which party will be responsible for paying the dispute resolution fees, including attorneys’ fees, incurred in this process. Judgment on the award will be entered in any court having jurisdiction. Once the representations and warranties with respect to a receivable have been reviewed by a panel, the panel’s decision will be binding with respect to that receivable, and such receivable may not be the subject of any additional mediation or binding arbitration. By selecting binding arbitration, the requesting party will be giving up its right to adjudicate the dispute in court, including the right to a trial by jury.

In all cases, the proceedings of the mediation or binding arbitration, including the occurrence of such proceedings, the nature and amount of any relief sought or granted and the results of any discovery taken in the matter, will be kept strictly confidential by each of the parties to the dispute, except as necessary in connection with the investor communications and reports to securityholders described under “Reports to Securityholders” below, in connection with a judicial challenge to or enforcement of an award, or as otherwise required by law.

REPURCHASE HISTORY

The transaction documents contain covenants requiring the depositor and Ally Financial to repurchase a receivable for the breach of representation or warranty in certain circumstances. [In the prior three years, none of Ally Financial, the depositor, the indenture trustee or the owner trustee received a demand to repurchase any retail auto instalment sale contract securitized by Ally Financial or the depositor.] The depositor, as a securitizer, discloses all demands to repurchase any retail auto instalment sale contract securitized by it on Form ABS-15G.

[The following table provides information regarding the demand, repurchase and replacement history with respect to retail auto instalment sale contracts securitized by the depositor during the period from [    ] to [    ]:

Name of Issuing Entity	Check if Registered	Name of Originator	Total Receivables in ABS by Originator	Receivables That Were Subject of Demand			Receivables That Were Repurchased or Replaced			Receivables Pending Repurchase or Replacement (within cure period)			Demand in Dispute			Demand Withdrawn			Demand Rejected
Capital Auto Receivables Asset Trust 20- CIK#				#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%
Capital Auto Receivables Asset Trust 20- CIK#				#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%
Capital Auto Receivables Asset Trust 20- CIK#				#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%

Total]

The depositor filed its most recent Form ABS-15G with the SEC on [                 , 20    ]. The depositor’s CIK number is 0000893958. For more information on obtaining a copy of the report, see “Where You Can Find More Information” in this prospectus.

[To the extent material, add disclosure regarding the financial condition of the sponsor, the servicer and any other party responsible for repurchasing a receivable as a result of a breach of a representations or warranties.]

[Asset-Level Data for the Receivables]

[For offerings on or after November 23, 2016, in accordance with Item 1111, asset level data for the receivables specified in Schedule AL, and related asset level documents will be filed on Form ABS-EE with the prospectus and with the monthly statements to securityholders on Form 10-D:

The depositor has provided asset-level data for the receivables and filed this information on Form ABS-EE. Form ABS-EE is incorporated by reference into this prospectus. The asset-level data includes information about the receivables, the vehicles, the obligors, activity on the receivables, charge-offs, repossessions and modifications of the receivables. Asset-level data will be provided each month as an exhibit to the monthly distribution reports filed on Form 10-D.]

THE SPONSOR’S PORTFOLIO DATA

Delinquencies, Repossessions, Bankruptcies and Net Losses

For Ally Financial’s U.S. consumer automotive portfolio of new and used retail car and light truck receivables, [including receivables sold by Ally Financial that it continues to service,] the table on the following page shows Ally Financial’s experience for both new and used retail car and light truck receivables on a combined basis for:

•	delinquencies,

•	repossessions,

•	bankruptcies, and

•	net losses.

Fluctuations in delinquencies, repossessions, bankruptcies and net losses generally follow trends in the overall economic environment and may be affected by such factors as:

•	competition for obligors,

•	the supply and demand for both new and used cars and light trucks,

•	consumer debt burden per household, and

•	personal bankruptcies.

[Narrative disclosure of quarterly data to be added as appropriate] [Increases in Ally Financial’s delinquencies and losses beginning in 2011 and continuing through the second quarter of 2015 are consistent with expectations and are reflective of a more balanced and profitable asset composition.]

There can be no assurance that the delinquency, repossession, bankruptcy and net loss experience on the receivables will be comparable to that set forth below or that the factors or beliefs described above will remain applicable. For a description of how the sponsor defines a delinquent receivable, see “The Receivables Pool—Asset Representations Review—Asset Representations Review Delinquency Trigger.”

New and Used Car and Light Truck Contracts	[Nine Months Ended September 30,]				Year Ended December 31,
	2015		2014		2014	2013	2012	[2011]	[2010]
Total Retail Contracts Outstanding at the End of the Period (excluding bankruptcies) (in thousands)
New Vehicles (in thousands)					856	991	1,168	1,411	1,575
Used Vehicles (in thousands)					817	737	684	647	527
Total (in thousands)					1,673	1,728	1,852	2,058	2,102
Month-End Delinquency Dollars
31-60 Days		%		%	3.95%	3.34%	2.70%	2.25%	2.69%
61-90 Days		%		%	0.80%	0.67%	0.56%	0.30%	0.41%
90-120 Days		%		%	0.15%	0.14%	0.10%	0.04%	0.04%
121 Days or More		%		%	0.00%	0.00%	0.00%	0.00%	0.00%
Repossessions as a Percent of Average Number of Contracts Outstanding (including bankruptcies)		%		%	3.15%	2.46%	1.74%	2.04%	2.56%
Net Losses as a Percent of Liquidations		%		%	2.37%	1.81%	1.17%	1.32%	2.14%
Net Losses as a Percent of Average Gross Receivables		%		%	1.10%	0.86%	0.55%	0.66%	1.09%
Net Losses as a Percent of Average Net Receivables(1)		%		%	1.47%	1.04%	0.61%	0.70%	1.36%
Total Retail Contracts Outstanding at End of the Period (including bankruptcies) (in thousands)					1,716	1,774	1,901	2,111	2,159
Bankruptcies as a Percent of Average Number of Contracts Outstanding (including bankruptcies)		%		%	2.55%	2.60%	2.52%	2.60%	2.47%
Bankruptcies Month-End Delinquency Dollars—31 Days or More		%		%	0.71%	0.70%	0.62%	0.58%	0.72%

(1)	Month-end delinquency dollars represent principal balance as of the ledger closing date for the month.
(2)	Net Losses as a Percent of Average Net Receivables is an accounting-based metric and, therefore, reflects write-downs that occur based on Federal Financial Institutions Examination Council guidance.

New and Used Car and Light Truck Contracts	[Nine Months Ended September 30,]		Year Ended December 31,
	2015	2014	2014	2013	2012	[2011]	[2010]
Average Bankruptcies			44,193	47,768	50,637	55,115	57,623
Average Retail Contracts (including bankruptcies)			1,729,702	1,833,720	2,007,972	2,123,633	2,336,226

Our current practice is generally to write off receivables, other than those with respect to which the related obligor is in bankruptcy, at the point amounts are deemed to be uncollectible or have been repossessed and sold. We will normally begin repossession activity once the receivable becomes 60 days past due. The “Month-End Delinquency Dollars” represent the remaining principal balance (adjusted for write downs) as of the ledger closing date for the month. The “Net Losses as a Percent of Liquidations” and the “Net Losses as a Percent of Average Gross Receivables” percentages in the preceding table are based on the gross balance of the receivables, which includes unearned finance charges. Liquidations represent all reductions to the receivables based on cash receipts from all sources as well as charge-offs. The “Net Losses as a Percent of Average Net Receivables” percentages in the preceding table are based on the net balance of the receivables, which is the principal amount outstanding less unearned income. Unearned income, which includes unearned rate support received from an automotive manufacturer on certain automotive contracts and deferred origination fees reduced by origination costs, is amortized over the contractual life of the related receivable or retail instalment sale contract using the effective interest method. The “Bankruptcies as a Percent of Average Number of Contracts Outstanding (including bankruptcies)” percentages in the preceding table represent the number of bankruptcies on the last day of each month and averaged for the indicated period divided by the number of receivables outstanding on the last day of each month and averaged for the indicated period.

[The “Repossessions as a Percent of Average Number of Contracts Outstanding (including bankruptcies),” “Net Losses as a Percent of Average Gross Receivables” and “Net Losses as a Percent of Average Net Receivables” for the nine months ended September 30, 2014 and 2015 are reported as annualized rates, which may not reflect the actual annual results.]

The “Net Losses as a Percent of Average Net Receivables” represent accounting write-downs net of recoveries on Ally Financial’s U.S. automotive portfolio of new and used retail car and light and medium duty truck receivables. Net losses include the initial write-down to estimated fair market value of all repossessed vehicles in the month of repossession, as well as accounts that are 120 days past due and bankruptcies that are 60 days past due and past notification.

The “Average Bankruptcies” is the number of receivables in bankruptcy outstanding on the last day of each month and averaged for the indicated period.

The “Average Retail Contracts (including bankruptcies)” is calculated by averaging the month-end retail contracts outstanding (including bankruptcies) for each month in the indicated period.

STATIC POOL INFORMATION

Information regarding publicly offered retail securitized pools acquired by Ally Financial within the preceding [three] [four] [five] years is included in Appendix A of this prospectus. [Information regarding Ally Financial’s net losses from its public securitizations in [2013], [2014] and [2015], segregated into net losses on the initial receivables sold to the respective issuing entity on the applicable initial closing date and the additional receivables sold to the respective issuing entity during the revolving period, are included in Appendix B of this prospectus.] This static pool information is incorporated by reference into this prospectus.

WEIGHTED AVERAGE LIFE OF THE OFFERED NOTES

The weighted average life of the offered notes will generally be influenced by the rate at which the principal balances of the receivables are paid, which payment may be in the form of scheduled amortization or prepayments. For this purpose, the term “prepayment” includes charge-offs, liquidations due to defaults and repurchases by the depositor or the seller or purchases by the servicer pursuant to the trust sale and servicing agreement, as well as receipt of proceeds from credit life and casualty insurance policies. All of the receivables are prepayable at any time without penalty to the obligor. [The weighted average life of the offered notes will also be influenced by the ability of the issuing entity to reinvest collections on the receivables during the Revolving Period. The ability of the issuing entity to reinvest those proceeds will be influenced by the availability of suitable receivables for the issuing entity to purchase and the rate at which the principal balances of the receivables are paid.] The rate of prepayment [and the availability] of automotive receivables is influenced by a variety of economic, social and other factors, including the fact that an obligor generally may not sell or transfer the financed vehicle securing a receivable without the consent of the servicer. Any reinvestment risk resulting from prepayment of receivables will be borne entirely by the holders of the notes. See also “Legal Aspects of the Receivables—Transfer of Vehicles” in this prospectus.

Prepayments on automotive receivables can be measured relative to a prepayment standard or model. The model used in this prospectus to present the projected weighted average life of each class of offered notes, the Absolute Prepayment Model, or “ABS,” assumes a rate of prepayment each month relative to the original number of receivables in a pool of receivables. ABS further assumes that all the receivables are uniform as to size and maturity and amortize at the same rate and that each receivable in each month of its life will either be paid as scheduled or be prepaid in full. For example, in a pool of receivables assumed to originally contain 10,000 uniform receivables, a 1% ABS rate means that 100 receivables prepay each month. ABS does not purport to be a historical description of prepayment experience or a prediction of the anticipated rate of prepayment of any pool of receivables, including the receivables owned by the issuing entity.

As the rate of payment of principal of each class of notes will depend on the rate of payment, including prepayments, of the principal balance of the receivables, final payment of each class of notes could occur significantly earlier than the final scheduled distribution date for each class of notes.

The tables under the heading “—Percent of Initial Note Principal Balance Outstanding at Various ABS Percentages” have been prepared on the basis of indicated ABS percentages. The indicated ABS percentages have been applied to the [initial] hypothetical pool of receivables consisting of a[n initial] hypothetical pool of discounted receivables and a[n initial] hypothetical pool of non-discounted receivables [and to each subsequent hypothetical pool of discounted receivables and each hypothetical pool of non-discounted receivables acquired during the revolving period].

The “[initial] hypothetical pool of discounted receivables” is a pool of receivables equal to those receivables owned by the issuing entity on the [initial] closing date [with annual percentage rates of the receivables less than or equal to     %]. The table below represents a pool of receivables that have been further disaggregated into      smaller hypothetical pools having the characteristics set forth in the table below. The level scheduled monthly payment for each of the hypothetical pools is based on aggregate principal balance, annual percentage rate and remaining term to maturity as of the [initial] cutoff date such that each hypothetical pool set forth below will be fully amortized by the end of its remaining term to maturity. [The initial aggregate discounted principal balance of the hypothetical pool of discounted receivables is equal to $        .]

Hypothetical Pool	Aggregate Principal Balance	Annual Percentage Rate		Weighted Average Remaining Term to Maturity (in Months)	Weighted Average Age (in Months)
1	$		%
2	$		%
3	$		%

Hypothetical Pool	Aggregate Principal Balance	Annual Percentage Rate		Weighted Average Remaining Term to Maturity (in Months)	Weighted Average Age (in Months)
4	$		%
5	$		%
6	$		%
7	$		%
8	$		%
9	$		%
10	$		%
11	$		%
12	$		%
13	$		%
14	$		%
15	$		%
XX	$		%

[The “[initial] hypothetical pool of non-discounted receivables” is a pool of receivables that have been further disaggregated into      smaller hypothetical pools having the characteristics set forth in the table below. The level scheduled monthly payment for each of the hypothetical pools is based on aggregate principal balance, annual percentage rate and remaining term to maturity as of the [initial] cutoff date such that each hypothetical pool set forth below will be fully amortized by the end of its remaining term to maturity.]

Hypothetical Pool	Aggregate Principal Balance	Annual Percentage Rate		Weighted Average Remaining Term to Maturity (in Months)	Weighted Average Age (in Months)
1	$		%
2	$		%
3	$		%
4	$		%
5	$		%
6	$		%
7	$		%
8	$		%
9	$		%
10	$		%
11	$		%
12	$		%
13	$		%
14	$		%
15	$		%
16	$		%
17	$		%
18	$		%
19	$		%
20	$		%
21	$		%
22	$		%
23	$		%
24	$		%
25	$		%
26	$		%
27	$		%
28	$		%
29	$		%
30	$		%
31	$		%
32	$		%
33	$		%
34	$		%
35	$		%
XX	$		%

[Each “subsequent hypothetical pool of receivables” is a pool of receivables, consisting of hypothetical pools of [subvented receivables and non-subvented] receivables in the same ratio and with the same characteristics in terms of annual percentage rate, original term to maturity and remaining term to maturity as were purchased on the [initial] closing date, that will be acquired on a distribution date during the revolving period.

The purchase price of each subsequent hypothetical pool of [subvented] receivables will be equal to the [discounted present value of all receivables in each of those pools—using a     % per annum discount rate][aggregate principal balance]. [Each subsequent hypothetical pool of subvented receivables, as of the applicable cutoff date, will have assumed aggregate remaining payments in each month that are proportionate to the aggregate remaining payments on the initial hypothetical pool of subvented receivables as of the initial cutoff date.]

The purchase price of each subsequent hypothetical pool of [non-subvented] receivables will be equal to the aggregate principal balance [of all hypothetical receivables in each of those pools]. [Each subsequent hypothetical pool of non-subvented receivables will also be further disaggregated into smaller hypothetical pools having characteristics identical to the hypothetical pools in the table immediately preceding.] The level scheduled monthly payments for each of the subsequent hypothetical pools is based on the aggregate principal balance, annual percentage rate and remaining term to maturity as of each subsequent cutoff date such that each subsequent hypothetical pool will be fully amortized by the end of its remaining term to maturity.]

In addition, the following assumptions have been used in preparing the tables below:

1.	the receivables prepay in full at the specified constant percentage of ABS monthly, with no defaults, losses or repurchases,

2.	each payment on the receivables is made on the last day of each month and each month has 30 days,

3.	interest accrues on the notes at a per annum fixed rate for the Class A-1 Notes of %, for the Class A-2 Notes of %, for the Class A-3 Notes of %, for the Class A-4 Notes of %, for the Class B Notes of %, for the Class C Notes of %, for the Class D Notes of %, for the Class E Notes of %[, for the Class RR Notes of %] and none of the notes accrue interest at a floating rate,

4.	interest accrues on the [Class A-1 Notes] [and the floating rate notes] on each distribution date based on the actual number of days elapsed during the period for which interest is payable and a 360-day year and interest accrues on the Class A-2[a] Notes, the Class A-3 Notes, the Class A-4 Notes, the Class B Notes, the Class C Notes, the Class D Notes, the Class E Notes and [the Class RR Notes] on each distribution date based on a 360-day year consisting of twelve 30-day months,

5.	payments on the notes are made on each distribution date (and each distribution date is assumed to be the [20]th day of each applicable month), commencing [20], 20 ,

6.	except as indicated in the following tables, the servicer does not exercise its [10]% clean-up call option to purchase the receivables [and the depositor does not exercise its % repurchase option],

7.	the basic servicing fee is paid monthly and equals [1.25]% per annum and all other fees and expenses are equal to zero,

8.	the [initial] closing date occurs on , 20 , [and]

9.	no [early amortization event or] event of default occurs,

10.	[during the revolving period, the issuing entity invests all amounts available to purchase additional receivables up to the target reinvestment amount on each distribution date, based on the cutoff date of such receivables being the beginning of the related month,] and

11.	[there are no amounts paid under the interest rate swaps to the swap counterparty.]

The actual characteristics and performance of the receivables will differ from the assumptions used in constructing the following tables. The assumptions used are hypothetical and have been provided only to give a general sense of how the principal cash flows might behave under varying prepayment scenarios. Investors are urged to make their investment decisions on a basis that includes their determination as to anticipated prepayment rates under a variety of the assumptions discussed herein.

It is very unlikely that the receivables will prepay at a constant level of ABS until maturity or that all of receivables will prepay at the same level of ABS. Any difference between each of those assumptions and the actual characteristics and performance of the receivables, or actual prepayment experience, will affect the percentages of initial balances outstanding over time and the weighted average lives of the notes.

The following tables indicate the projected weighted average life of each class of offered notes and set forth the percent of the initial principal balance of each class of offered notes that is projected to be outstanding after each of the distribution dates shown at various constant ABS percentages.

Percent of Initial Note Principal Balance Outstanding at Various ABS Percentages

The weighted average life of each class of offered notes as set forth in each of the tables below is determined by (a) multiplying the amount of each principal payment on a note of that class by the number of years from the date of the issuance of the related note to the related distribution date, (b) adding the results, and (c) dividing the sum by the related initial principal balance of each class of the offered notes. The calculation in the row in each of the tables below labeled “Weighted Average Life (Years) to Call” assumes that the servicer exercises its [    ]% clean-up call option to purchase the receivables on the earliest permissible date [but that the depositor does not exercise its [    ]% repurchase option]. The calculation in the row in each of the tables listed below labeled “Weighted Average Life (Years) to Maturity” assumes that the servicer does not exercise its [    ]% clean-up call option. If the servicer were to exercise its [    ]% clean-up call option [and the depositor does not exercise its [    ]% repurchase option to purchase the receivables], noteholders would receive all unpaid principal on their notes at the time of the call and the notes would cease to be outstanding. [If the depositor were to exercise its [    ]% repurchase option, the principal balance of the pool would decrease by up to [    ]% in accordance with the percentage of the pool that was repurchased.]

Percent of the Initial Note Principal Balance Outstanding—Class A-1 Notes

Distribution Date	0.00%		[0.50]%		[0.90]%		[1.10]%		[1.30]%		[1.50]%		[1.80]%
Closing Date	100.00%		100.00%		100.00%		100.00%		100.00%		100.00%		100.00%
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Weighted Average Life (Years) to Call
Weighted Average Life (Years) to Maturity

Percent of the Initial Note Principal Balance Outstanding—Class A-2 Notes

Distribution Date	0.00%		[0.50]%		[0.90]%		[1.10%]		[1.30]%		[1.50]%		[1.80]%
Closing Date	100.00%		100.00%		100.00%		100.00%		100.00%		100.00%		100.00%
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Weighted Average Life (Years) to Call
Weighted Average Life (Years) to Maturity

Percent of the Initial Note Principal Balance Outstanding—Class A-3 Notes

Distribution Date	0.00%		[0.50]%		[0.90]%		[1.10]%		[1.30]%		[1.50]%		[1.80]%
Closing Date	100.00%		100.00%		100.00%		100.00%		100.00%		100.00%		100.00%
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Weighted Average Life (Years) to Call
Weighted Average Life (Years) to Maturity

Percent of the Initial Note Principal Balance Outstanding—Class A-4 Notes

Distribution Date	0.00%		[0.50]%		[0.90]%		[1.10]%		[1.30]%		[1.50]%		[1.80]%
Closing Date	100.00%		100.00%		100.00%		100.00%		100.00%		100.00%		100.00%
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/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
Weighted Average Life (Years) to Call
Weighted Average Life (Years) to Maturity

[Percent of the Initial Note Principal Balance Outstanding—Class B Notes]

Distribution Date	0.00%		[0.50]%		[0.90]%		[1.10]%		[1.30]%		[1.50]%		[1.80]%
Closing Date	100.00%		100.00%		100.00%		100.00%		100.00%		100.00%		100.00%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
Weighted Average Life (Years) to Call
Weighted Average Life (Years) to Maturity

[Percent of the Initial Note Principal Balance Outstanding—Class C Notes]

Distribution Date	0.00%		[0.50]%		[0.90]%		[1.10]%		[1.30]%		[1.50]%		[1.80]%
Closing Date	100.00%		100.00%		100.00%		100.00%		100.00%		100.00%		100.00%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
Weighted Average Life (Years) to Call
Weighted Average Life (Years) to Maturity

[Percent of the Initial Note Principal Balance Outstanding—Class D Notes]

Distribution Date	0.00%		[0.50]%		[0.90]%		[1.10]%		[1.30]%		[1.50]%		[1.80]%
Closing Date	100.00%		100.00%		100.00%		100.00%		100.00%		100.00%		100.00%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
/ /		%		%		%		%		%		%		%
Weighted Average Life (Years) to Call
Weighted Average Life (Years) to Maturity

THE NOTES

The notes will be issued pursuant to the terms of the indenture, which may be amended and supplemented from time to time, to be dated as of the [initial] closing date between the issuing entity and the indenture trustee. A form of indenture was filed as an exhibit to the registration statement of which this prospectus forms a part, but the form of indenture does not describe the specific terms of the notes. A copy of the final indenture under which the notes are issued will be available to noteholders from the depositor upon request and will be filed with the SEC no later than the date of the filing of the final prospectus for the notes. The following summary describes the material terms of the notes and the indenture. Where particular provisions or terms used in the indenture are referred to, the actual provisions, including definitions of terms, are incorporated by reference as part of the summary.

All payments required to be made on the notes will be made monthly on each distribution date.

The principal amount, interest rate and the Final Scheduled Distribution Date for each class of the offered notes are as set forth on the cover page of this prospectus. [Insert description of any notes that are issued but not offered.]

Distributions

On or before each distribution date, the servicer will transfer all collections on the receivables during the prior month or since the [initial] cutoff date, in the case of the initial distribution date, to the Collection Account. On [each distribution date during the revolving period and on] the first distribution date [related to the amortization period], the indenture trustee will transfer all amounts in the [accumulation account and the] reserve account to the Collection Account. The indenture trustee will make distributions to [the accumulation account,] the Note Distribution Account and the reserve account from the amounts on deposit in the Collection Account. Beginning on the initial distribution date, collections on the receivables will be transferred from the Collection Account to the Note Distribution Account and the Certificate Distribution Account for distribution to noteholders and certificateholders. Distributions of principal and interest on the notes, if any, and distributions on the certificates, if any, will be made by the indenture trustee or the owner trustee, or other certificate paying agent, as applicable, to the noteholders and the certificateholders. The indenture trustee or the owner trustee, or other certificate paying agent, as applicable, will make distributions to the noteholders and certificateholders of record on the record date. The amount to be distributed to [the accumulation account,] the Note Distribution Account and the reserve account will be determined in the manner described below. The timing, calculation, allocation, order, source, priorities of and requirements for all payments to each class of noteholders and all distributions to each class of certificateholders is set forth below under “—Priorities for Applications[: Revolving Period” and “—Priorities for Applications: Amortization Period].”

Distributions in respect of principal will be subordinate to distributions in respect of interest, and distributions in respect of the certificates will be subordinate to payments in respect of the notes.

The chart[s] titled “Summary of Monthly Deposits to and Withdrawals from Accounts [During the Revolving Period,” [and Summary of Monthly Deposits to and Withdrawals from Accounts During the Amortization Period,”] which appear[s] on page [24] [and page 25] of this prospectus, provides a summary of the monthly distributions. [Each][This] summary chart provides only a simplified overview of the monthly flow of funds. Therefore, you should also read the text of this prospectus to understand the monthly flow of funds.

[The ability of the servicer to make modifications on the receivables is not expected to have a material impact on the distributions on the notes.] [Insert description of the impact of modifications on the receivables to distribution on the notes if applicable.] For a description of the servicer’s ability to make modifications to the receivables, see “Servicing Procedures” in this prospectus.

Monthly Withdrawals and Deposits. On or before the [fifteenth] day of each calendar month, or if that day is not a business day, the next business day, the servicer will calculate the following amounts, among others:

Based on activity during the prior monthly period:

•	the Available Interest,

•	the Available Principal,

•	[the accumulation amount,] and

•	the Specified Reserve Account Balance.

Amounts distributable on the upcoming distribution date:

•	the basic servicing fee,

•	[the additional servicing fee,]

•	the Aggregate Noteholders’ Interest Distributable Amount, including the Aggregate Class A Interest Distributable Amount, the Aggregate Class B Interest Distributable Amount, the Aggregate Class C Interest Distributable Amount, the Aggregate Class D Interest Distributable Amount and the Aggregate Class E Interest Distributable Amount,

•	[during the amortization period,] the Aggregate Noteholders’ Priority Principal Distributable Amount, including the First Priority Principal Distributable Amount, the Second Priority Principal Distributable Amount, the Third Priority Principal Distributable Amount, the Fourth Priority Principal Distributable Amount and the Fifth Priority Principal Distributable Amount,

•	deposits into the reserve account,

•	[the net amount, if any, payable by the issuing entity under any interest rate swaps[, Senior Swap Termination Payments and Subordinate Swap Termination Payments][and swap termination amounts], if any, required to be paid on that distribution date,] and

•	[during the amortization period,] the Noteholders’ Regular Principal Distributable Amount.

[In addition, during the revolving period, the servicer will calculate the following amounts:

•	the Parity Reinvestment Amount,

•	the Target Reinvestment Amount,

•	the Aggregate Additional Receivables Principal Balance, and

•	on each distribution date, after payment of the Aggregate Additional Receivables Principal Balance for the purchase of additional receivables, the accumulation amount as a percentage of the initial aggregate receivables principal balance.]

Based on those calculations, the servicer will deliver to the indenture trustee a certificate specifying those amounts and instructing the indenture trustee to make withdrawals, deposits and payments on that distribution date of the amounts specified below under “—Priorities for Applications[: Revolving Period” and “—Priorities for Applications: Amortization Period].”

On each distribution date, all amounts on deposit in the Note Distribution Account will be distributed to the noteholders as described in this prospectus.

[The Class RR Notes will receive an amount equal to     % of all payments on the notes and certificates.]

Priorities for Applications[: Revolving Period. On each distribution date [(or, in the case of clause (3) below, on the business day before the distribution date)], the indenture trustee will make the distributions and payments in the following priority, to the extent that funds are available therefor after all prior applications, from the funds available in the accumulation account, the Collection Account and reserve account:

(1) to the servicer, the basic servicing fee[, except available funds from the risk retention reserve account may not be used for this purpose as long as the servicer is an affiliate of Ally Financial],

[(2)] [to the asset representations reviewer, the fees, expenses and indemnities due and owing under the asset representations review agreement, and to the indenture trustee and the vote tabulation agent, any fees, costs and indemnities, with respect to an asset representations review, each of which have not been previously paid in full, up to a maximum of $         per year,]

[(3)] [the net amount, if any, to be paid under the interest rate swaps to the swap counterparty, other than any swap termination amounts,]

[(4)] to the Note Distribution Account for payment to the Class A Noteholders, the Aggregate Class A Interest Distributable Amount [and any [senior] swap termination amounts to be paid to the swap counterparty on any interest rate swaps related to the Class A Notes allocated ratably between the Aggregate Class A Interest Distributable Amount and such swap termination amounts in proportion to their respective amounts],

[(5)] to the Note Distribution Account for payment to the Class B Noteholders, the Aggregate Class B Interest Distributable Amount,

[(6)] to the Note Distribution Account for payment to the Class C Noteholders, the Aggregate Class C Interest Distributable Amount,

[(7)] to the Note Distribution Account for payment to the Class D Noteholders, the Aggregate Class D Interest Distributable Amount,

[(8)] to the Note Distribution Account for payment to the Class E Noteholders, the Aggregate Class E Interest Distributable Amount,

[(9)] [to deposit into the accumulation account, an amount equal to the Parity Reinvestment Amount, which amount will be available for reinvestment in additional receivables,]

[(10)] to deposit into the reserve account, the amount required to bring the amount on deposit therein up to the Specified Reserve Account Balance,

[(11)] [to deposit into the accumulation account, an amount equal to the excess, if any, of the Target Reinvestment Amount over the amount deposited into the accumulation account pursuant to clause (9) above, which amount will be available for reinvestment in additional receivables,]

[(12)] [to the swap counterparty, any Subordinate Swap Termination Payments,]

[(13)] [to the servicer, the additional servicing fee, [except available funds from the risk retention reserve account may not be used for this purpose as long as the servicer is an affiliate of Ally Financial,]]

[(14)] to the indenture trustee, any costs of the indenture trustee incurred associated with a resignation of the servicer and the appointment of a successor servicer,

[(15)] [to the owner trustee, the indenture trustee, the administrator and the asset representations reviewer, amounts due and owing under the trust agreement, the indenture, the trust sale and servicing agreement, the administration agreement and [the asset representations review agreement], which have not been previously paid in full, [except available funds from the risk retention reserve account may not be used for this purpose as long as the administrator is an affiliate of Ally Financial,]] and

[(16)] to the Certificate Distribution Account if such account has been established, otherwise to the certificateholders, in accordance with their respective certificate interests, all remaining amounts.

Priorities for Applications: Amortization Period.] On each distribution date [(or, in the case of clause (3) below, on the business day before the distribution date)], the indenture trustee will make the distributions and payments in the following priority, to the extent that funds are available therefor after all prior applications, from the funds available in the Collection Account and reserve account:

(1) to the servicer, the basic servicing fee[, except available funds from the risk retention reserve account may not be used for this purpose as long as the servicer is an affiliate of Ally Financial],

[(2)] [to the asset representations reviewer, the fees, expenses and indemnities due and owing under the asset representations review agreement, and to the indenture trustee and the vote tabulation agent, any fees, costs and indemnities with respect to an asset representations review, each of which have not been previously paid in full, up to a maximum of $         per year,]

[(3)] [the net amount, if any, to be paid under the interest rate swaps to the swap counterparty, if any, other than any swap termination amounts,]

[(4)] to the Note Distribution Account for payment to the Class A Noteholders, the Aggregate Class A Interest Distributable Amount, [and any [senior] swap termination amounts to be paid to the swap counterparty on any interest rate swaps related to the Class A Notes allocated ratably between the Aggregate Class A Interest Distributable Amount and such swap termination amounts in proportion to their respective amounts,]

[(5)] to the Note Distribution Account for payment to the noteholders, the First Priority Principal Distributable Amount,

[(6)] to the Note Distribution Account for payment to the Class B Noteholders, the Aggregate Class B Interest Distributable Amount,

[(7)] to the Note Distribution Account for payment to the noteholders, the Second Priority Principal Distributable Amount,

[(8)] to the Note Distribution Account for payment to the Class C Noteholders, the Aggregate Class C Interest Distributable Amount,

[(9)] to the Note Distribution Account for payment to the noteholders, the Third Priority Principal Distributable Amount,

[(10)] to the Note Distribution Account for payment to the Class D Noteholders, the Aggregate Class D Interest Distributable Amount,

[(11)] to the Note Distribution Account for payment to the noteholders, the Fourth Priority Principal Distributable Amount,

[(12)] to the Note Distribution Account for payment to the Class E Noteholders, the Aggregate Class E Interest Distributable Amount,

[(13)] to the Note Distribution Account for payment to the noteholders, the Fifth Priority Principal Distributable Amount,

[(14)] to deposit into the reserve account, the amount required to bring the amount on deposit therein up to the Specified Reserve Account Balance,

[(15)] to the Note Distribution Account for payment to the noteholders in the order specified below in “The Notes—Payments of Principal,” an amount equal to the Noteholders’ Regular Principal Distributable Amount,

[(16)] [to the swap counterparty, any Subordinate Swap Termination Payments,]

[(17)] [to the servicer, the additional servicing fee, [except available funds from the risk retention reserve account may not be used for this purpose as long as the servicer is an affiliate of Ally Financial,]]

[(18)] to the indenture trustee, any costs of the indenture trustee incurred associated with a resignation of the servicer and the appointment of a successor servicer,

[(19)] [to the owner trustee, the indenture trustee, the administrator and the asset representations reviewer, amounts due and owing under the trust agreement, the indenture, the trust sale and servicing agreement, the administration agreement and [the asset representations review agreement], which have not been previously paid in full, [except available funds from the risk retention reserve account may not be used for this purpose as long as the administrator is an affiliate of Ally Financial,]] and

[(20)] to the Certificate Distribution Account if such account has been established, otherwise to the certificateholders, in accordance with their respective certificate interests, all remaining amounts.

Notwithstanding the foregoing, if an Event of Default occurs and the notes are accelerated, until the time when all events of default have been cured or waived as provided in the indenture, the issuing entity will use the amounts allocated to the Note Distribution Account pursuant to priorities (3) through [(13)] to pay interest and principal as follows: first the issuing entity will pay interest on the Class A Notes, pro rata among the Class A Notes and second pay principal on the Class A Notes, sequentially by class, starting with the Class A-1 Notes, until the Class A Notes are paid in full. No interest or principal will be payable on the Class B Notes until all principal of and interest on the Class A Notes have been paid in full, no interest or principal will be payable on the Class C Notes until all principal of and interest on the Class A Notes and the Class B Notes have been paid in full, no interest or principal will be payable on the Class D Notes until all principal of and interest on the Class A Notes, the Class B Notes and the Class C Notes have been paid in full, and no interest or principal will be payable on the Class E Notes until all principal of and interest on the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes have been paid in full.

Payments of Interest

Interest on the unpaid principal balance of each class of notes will accrue at the applicable interest rate and will be paid monthly on each distribution date.

Interest will accrue on the offered notes from and including the [initial] closing date. For each class of notes, interest will be payable on each distribution date in an amount equal to the Note Class Interest Distributable Amount for that distribution date. The interest rate for each class of notes will be a fixed rate [a floating rate or the combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche. For example, the Class A-2 Notes may be divided into fixed and floating rate tranches, in which case the Class A-2a Notes will be the fixed rate notes and the Class A-2b Notes will be the floating rate notes. Interest on floating rate notes will be calculated on the basis of actual days elapsed during the period for which interest is payable and a 360-day year.] Interest on the [fixed rate notes,] [other than the Class A-1 Notes,] will be calculated on the basis of a 360-day year consisting of twelve 30-day months. Interest on the [Class A-1 Notes] [and the floating rate notes] will be calculated based on the actual days elapsed during the period for which interest is payable and a 360-day year.

Interest payments on the Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes and the Class A-4 Notes will have the same priority. Under some circumstances, the amount available to make these payments could be less than the amount of interest payable on the Class A Notes on any distribution date, in which case each class of Class A noteholders will receive its ratable share of the aggregate amount available to be distributed in respect of interest on the Class A Notes. Each class’s ratable share of the aggregate amount available will be based upon the aggregate amount of interest due to that class of noteholders on that distribution date. See “—Distributions” above and “The Transfer and Servicing Agreements—Credit Enhancement—Reserve Account” in this prospectus. No interest will be paid on the Class B Notes on any distribution date until all interest due and payable on the Class A Notes has been paid in full, no interest will be paid on the Class C Notes on any distribution date until all interest due and payable on the Class A Notes and the Class B Notes has been paid in full, no interest will be paid on the Class D Notes on any distribution date until all interest due and payable on the Class A Notes, the Class B Notes and the Class C Notes has been paid in full and no interest will be paid on the Class E Notes on any distribution date until all interest due and payable on the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes have been paid in full. The payment of interest on the Class B Notes is also subordinated in limited circumstances to payments of principal of the Class A Notes, the payment of interest on the Class C Notes is subordinated in limited circumstances to payments of principal of the Class A Notes and the Class B Notes, the payment of interest on the Class D Notes is subordinated in limited circumstances to payments of principal of the Class A Notes, the Class B Notes and the Class C Notes, and the payment of interest on the Class E Notes is subordinated in limited circumstances to payments of principal of the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes. These limited circumstances arise only if a payment of First Priority Principal Distributable Amount, Second Priority Principal Distributable Amount, Third Priority Principal Distributable Amount or Fourth Priority Principal Distributable Amount must, respectively, be made as described above in “—Distributions—Priorities for Applications[: Revolving Period” and “—Priorities for Applications: Amortization Period]” to the extent the payment reduces available funds below the respective interest distributable amount.

Failure to pay the full Note Class Interest Distributable Amount for the Controlling Class on any distribution date will constitute an Event of Default under the indenture after a five-day grace period. While any of the Class A Notes remain outstanding, failure to pay interest due on the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes, while any of the Class B Notes remain outstanding, failure to pay interest on the Class C Notes, the Class D Notes and the Class E Notes, while any of the Class C Notes remain outstanding, failure to pay interest on the Class D Notes and the Class E Notes, and while any of the Class D Notes remain outstanding, failure to pay interest on the Class E Notes, in each case, after a five-day grace period, will not be an Event of Default. See “—The Indenture—Events of Default; Rights Upon Event of Default” below.

If an Event of Default occurs and the notes are accelerated, until the time when all events of default have been cured or waived as provided in the indenture, the issuing entity will first pay interest due on the Class A Notes, pro rata among the classes [or tranches] of the Class A Notes based on the principal amount of the Class A Notes as of the preceding distribution date, and second pay principal on the Class A Notes, sequentially by class, starting with the Class A-1 Notes, until paid in full. No interest will be payable on the Class B Notes until all principal of and interest on the Class A Notes have been paid in full, no interest will be payable on the Class C Notes until all principal of and interest on the Class A Notes and the Class B Notes have been paid in full, no interest will be payable on the Class D Notes until all principal of and interest on the Class A Notes, the Class B Notes and the Class C Notes have been paid in full, and no interest will be payable on the Class E Notes until all principal of and interest on the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes have been paid in full.

[LIBOR

The interest rates for the floating rate notes [and the floating rate payments received by the issuing entity on the related interest rate swap] will be based on [One-Month] LIBOR plus an applicable spread. “[One-Month] LIBOR” will be the rate for deposits in U.S. Dollars for a period of one month which appears on the [Bloomberg Screen BBAM Page] as of 11:00 a.m., London time, on the day that is two LIBOR Business Days prior to the preceding distribution date or, in the case of the initial distribution date, on the day that is two LIBOR Business Days prior to the [initial] closing date. If that rate does not appear on the [Bloomberg Screen BBAM Page]—or any other page as may replace that page on that service, or if that service is no longer offered, any other service for displaying [One-Month] LIBOR or comparable rates as may be selected by the indenture trustee after consultation with the depositor—then [One-Month] LIBOR will be the Reference Bank Rate.]

Payments of Principal

[Revolving Period. Principal payments will not be made on the notes during the revolving period. If an Early Amortization Event occurs, the revolving period will end and noteholders will receive payments of principal earlier than expected. See “The Transfer and Servicing Agreements—The Revolving Period” in this prospectus.]

[Amortization Period.] On each distribution date related to the amortization period, the Aggregate Noteholders’ Principal Distributable Amount will be applied to make principal payments on the notes. Principal payments will be applied to the notes in sequential priority so that no principal payments will be made on any class of notes until all notes with a lower numerical and alphabetical designation have been paid in full. Thus, on each distribution date [related to the amortization period], the Aggregate Noteholders’ Principal Distributable Amount will be applied as follows:

•	First, to the Class A-1 Notes, until the Class A-1 Notes are paid in full,

•	Second, to the Class A-2 Notes, [pro rata among the Class A-2a Notes and the Class A-2b Notes,] until the Class A-2 Notes are paid in full,

•	Third, to the Class A-3 Notes, until the Class A-3 Notes are paid in full,

•	Fourth, to the Class A-4 Notes, until the Class A-4 Notes are paid in full,

•	Fifth, to the Class B Notes, until the Class B Notes are paid in full,

•	Sixth, to the Class C Notes, until the Class C Notes are paid in full,

•	Seventh, to the Class D Notes, until the Class D Notes are paid in full, and

•	Eighth, to the Class E Notes, until the Class E Notes are paid in full.

At any time that the principal balances of the notes have been declared due and payable following the occurrence of an Event of Default, until the time when all events of default have been cured or waived as provided in the indenture, principal payments payable on the notes will be made sequentially by class, first on the Class A Notes, starting with the Class A-1 Notes, until the Class A Notes have been paid in full, and then in the order set forth above for the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes.

The remaining outstanding principal balance of each class of notes will be due on the related Final Scheduled Distribution Date. Failure to pay the full principal amount of a class of notes on or before the applicable Final Scheduled Distribution Date will constitute an Event of Default.

[The Revolving Period

During the revolving period, noteholders will not receive principal payments. Instead, on each distribution date during the revolving period, the issuing entity will seek to reinvest amounts that would otherwise be distributed as principal in additional receivables to be purchased from the depositor.

The issuing entity will purchase additional receivables meeting the eligibility requirements described in “The Receivables Pool—Criteria Applicable to Selection of Additional Receivables during the Revolving Period.” The purchase price for each additional receivable will be its aggregate receivables principal balance. The issuing entity will seek to purchase additional receivables from the depositor in an aggregate amount equal to the Target Reinvestment Amount, to the extent of the funds available in the accumulation account. The depositor will seek to make receivables available to the issuing entity as additional receivables in an amount approximately equal to the amount of the funds available in the accumulation account, but it is possible that the depositor will not have sufficient additional receivables for this purpose. Any portion of the funds available in the accumulation account which is not used to purchase additional receivables on a distribution date during the revolving period will be re-deposited into the accumulation account and applied on subsequent distribution dates in the revolving period to purchase additional receivables. Securityholders will be notified of the purchase of additional receivables on Form 10-D.

The amount of additional receivables and percentage of receivables pool will be determined by the amount of cash available from payments and prepayments on existing assets. There are no stated limits on the amount of additional receivables allowed to be purchased during the revolving period in terms of either dollars or percentage of the initial receivables pool. Further, there are no requirements regarding minimum amounts of additional receivables that can be purchased during the revolving period.

The revolving period consists of the monthly periods beginning with the              monthly period and ending with the              monthly period and the related distribution dates. Reinvestments in additional receivables will be made on each distribution date related to those monthly periods. The revolving period will terminate sooner if an Early Amortization Event occurs in one of those monthly periods, in which case the amortization period will begin and no reinvestment in additional receivables will be made on the related distribution date. During the amortization period, noteholders will be entitled to receive principal payments in accordance with the priorities set forth in “The Notes—Distributions” in this prospectus.

An “Early Amortization Event” will occur if:

•	the amount on deposit in the reserve account is less than the Specified Reserve Account Balance on consecutive distribution dates following the application of funds on such date,

•	the amount on deposit in the accumulation account is less than the Target Reinvestment Amount on consecutive distribution dates following the application of funds on such date,

•	the amount on deposit in the accumulation account is greater than % of the initial aggregate receivables principal balance on consecutive distribution dates following the application of funds on such date,

•	an Event of Default occurs, or

•	a Servicer Default occurs.

The occurrence of an Early Amortization Event is not necessarily an Event of Default under the indenture.]

Redemption

If the servicer exercises its option to purchase the receivables when the aggregate receivables principal balance on the last day of any monthly period has declined to [10]% or less of the initial aggregate receivables principal balance, then the outstanding notes will be redeemed in whole, but not in part, on the distribution date on which the servicer exercises this option. The servicer’s option is described in this prospectus under “The Transfer and Servicing Agreements—Termination.” The redemption price will be equal to the unpaid principal amount of the notes, plus accrued and unpaid interest thereon.

Controlling Class

For purposes of the Transfer and Servicing Agreements, the “Controlling Class” will be (a) so long as the Class A Notes are outstanding, the Class A Notes, (b) if the Class A Notes are no longer outstanding but the Class B Notes are outstanding, the Class B Notes, (c) if the Class A Notes and the Class B Notes are no longer outstanding but the Class C Notes are outstanding, the Class C Notes, (d) if the Class A Notes, the Class B Notes and the Class C Notes are no longer outstanding but the Class D Notes are outstanding, the Class D Notes, and (e) if the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes are no longer outstanding but the Class E Notes are outstanding, the Class E Notes. During an Event of Default, the holders of a majority of the principal amount of the Controlling Class have the right to direct the indenture trustee to take one or more of the other actions specified in the indenture relating to the property of the trust, including a sale of the receivables. See “The Notes—The Indenture—Events of Default; Rights Upon Event of Default” in this prospectus. Furthermore, the holders of a majority of the principal amount of the Controlling Class, under certain circumstances, have the right to waive Servicer Defaults or to terminate the servicer as the servicer of the receivables. See “The Transfer and Servicing Agreements—Rights upon Servicer Default” and “—Waiver of Past Defaults” in this prospectus.

The Indenture

The following summary describes the material terms of the form of indenture. A form of indenture was filed as an exhibit to the registration statement of which this prospectus forms a part, but the form of indenture does not describe the specific terms of the notes. A copy of the final indenture under which the notes are issued will be available to noteholders from the depositor upon request and will be filed with the SEC no later than the date of the filing of the final prospectus for the notes.

Notes legally or beneficially owned by the depositor or its affiliates will be entitled to equal and proportionate benefits under the indenture, except that notes that are both legally and beneficially owned by any certificateholder, the depositor or its affiliates will be deemed not to be outstanding for the purpose of determining whether the requisite percentage of noteholders have given any request, demand, authorization, direction, notice, consent or other action under the Related Documents.

Modification of Indenture Without Noteholder Consent. The issuing entity and indenture trustee may, without consent of the noteholders, enter into one or more supplemental indentures for any of the following purposes:

(1) to correct or amplify the description of the collateral,

(2) to add additional collateral, [provided that the consent of the certificateholders shall be required,]

(3) to provide for the assumption of the notes and the indenture obligations by a permitted successor to the issuing entity,

(4) to add additional covenants for the benefit of the noteholders,

(5) to convey, transfer, assign, mortgage or pledge any property to or with the indenture trustee,

(6) to cure any ambiguity or correct or supplement any provision in the indenture or in any supplemental indenture which may be inconsistent with any other provision of the indenture or in any supplemental indenture or in any other Related Document,

(7) to provide for the acceptance of the appointment of a successor indenture trustee or to add to or change any of the provisions of the indenture as will be necessary and permitted to facilitate the administration by more than one trustee,

(8) to modify, eliminate or add to the provisions of the indenture in order to comply with the Trust Indenture Act of 1939, as amended, and

(9) to add any provisions to, change in any manner or eliminate any of the provisions of the indenture or modify in any manner the rights of noteholders under that indenture; provided that any action specified in this clause[(9)] shall not, as evidenced by an opinion of counsel, adversely affect in any material respect the interests of any of the other noteholders unless noteholder consent is otherwise obtained as described in the next section of this prospectus and the rating agencies hired to rate the notes are provided with prior notice of such amendment.

[In each case, no supplemental indenture will be permitted if it causes, as evidenced by an opinion of counsel, the trust to fail to qualify as a grantor trust for federal income tax purposes.]

Modification of Indenture With Noteholder Consent. The issuing entity and the indenture trustee may execute a supplemental indenture to add provisions to, change in any manner or eliminate any provisions of the indenture, or modify in any manner the rights of the noteholders with the consent of the holders of a majority in aggregate principal amount of the Controlling Class.

Without the consent of the holder of each outstanding note which would be affected, however, no supplemental indenture will:

(1) change the due date of any installment of principal of or interest on any note or reduce the principal amount of any note, the interest rate specified thereon or the redemption price with respect thereto or change any place of payment where or the coin or currency in which any note or any interest thereon is payable or modify any of the provisions of the indenture in a manner as to affect the calculation of the amount of any payment of interest or principal due on any note on any distribution date,

(2) impair the right to institute suit for the enforcement of specified provisions of the indenture regarding payment of principal or interest on any note,

(3) reduce the percentage of the aggregate principal amount of the Controlling Class, the consent of the holders of which is required for any supplemental indenture or the consent of the holders of which is required for any waiver of compliance with specified provisions of the indenture or of specified defaults thereunder and their consequences as provided for in the indenture,

(4) modify any of the provisions of the indenture regarding the voting of notes held by the issuing entity, any other obligor on the notes, the depositor or an affiliate of any of them,

(5) reduce the percentage of the aggregate outstanding principal amount of the notes the consent of the holders of which is required to direct the indenture trustee to sell or liquidate the assets of the issuing entity if the proceeds of that sale would be insufficient to pay the principal amount and accrued but unpaid interest on the outstanding notes,

(6) amend the sections of the indenture to decrease the minimum percentage of the aggregate principal amount of the outstanding notes necessary to amend the indenture,

(7) modify any of the provisions of the indenture to change the calculation of the amount of any payment of interest or principal due on any distribution date, or

(8) permit the creation of any lien ranking prior to or on a parity with the lien of the indenture on any part of the assets of the issuing entity or, except as otherwise permitted or contemplated in the indenture, terminate the lien of the indenture on that collateral or deprive the holder of any note of the security afforded by the lien of the indenture.

[In each case, no supplemental indenture will be permitted if it causes, as evidenced by an opinion of counsel, the trust to fail to qualify as a grantor trust for federal income tax purposes.]

[The issuing entity and the indenture trustee may, when authorized by an issuing entity order, with prior notice to the rating agencies hired to rate the notes and with the consent of the holders of not less than a majority of the outstanding amount of the Controlling Class, enter into supplemental indentures for the purpose of materially changing the rights of the noteholders. The indenture trustee may in its discretion determine whether or not any notes would be affected (such that the consent of each noteholder would be required) by any supplemental indenture proposed and any such determination will be binding upon the holders of all notes, whether authenticated and delivered thereunder before or after the date upon which such supplemental indenture becomes effective.]

Events of Default; Rights Upon Event of Default. Events of Default under the indenture consist of:

(1) any failure to pay interest on the Controlling Class, as and when the same becomes due and payable, which failure continues unremedied for five days,

(2) except as provided in clause (3), any failure (A) to make any required payment of principal on the notes as and when the same becomes due and payable or (B) to observe or perform in any material respect any other covenants or agreements in the indenture, which failure in the case of a default under clause (2)(B) materially and adversely affects the rights of noteholders, and which failure in either case continues unremedied for 30 days after the giving of written notice of the failure (X) to the issuing entity, and to the depositor or the servicer, as applicable, by the indenture trustee or (Y) to the depositor or the servicer, as applicable, and the indenture trustee by the holders of not less than 25% of the aggregate principal amount of the Controlling Class,

(3) failure to pay the unpaid principal balance of any class of notes on or prior to the respective final scheduled distribution date for that class, and

(4) events of bankruptcy, insolvency or receivership for the issuing entity indicating its insolvency, reorganization pursuant to bankruptcy proceedings or inability to pay its obligations.

However, the amount of principal required to be paid to noteholders under the indenture governing a class of notes will generally be limited to amounts available to be deposited in the Note Distribution Account.

Therefore, the failure to pay principal on a class of notes generally will not result in the occurrence of an Event of Default unless that class of notes has a final scheduled distribution date, and then not until the occurrence of the final scheduled distribution date for that class of notes.

If an Event of Default should occur and be continuing, the indenture trustee or holders of a majority in principal amount of the Controlling Class then outstanding may declare the unpaid principal and accrued and unpaid interest of the notes to be immediately due and payable. This declaration may, under specified circumstances, be rescinded by the holders of a majority in principal amount of the Controlling Class.

If the notes are declared due and payable following an Event of Default, then, in lieu of the indenture trustee maintaining the assets of the issuing entity and continuing to apply collections on the receivables as if there had been no declaration of acceleration, the indenture trustee may:

(1) institute proceedings to collect amounts due, including amounts due on foreclosed property,

(2) institute proceedings for the complete or partial foreclosure on the collateral securing the notes,

(3) exercise remedies as a secured party, or

(4) sell the assets of the issuing entity.

In that event, any money or property collected by the indenture trustee shall be applied:

(1) first to the indenture trustee for fees, expenses and indemnification due to it under the indenture and not paid, if any,

(2) next to the owner trustee for amounts due, not including amounts due for payments to the certificateholders, under the trust agreement and Related Documents,

[(3) next to the asset representations reviewer for amounts due under the asset representations review agreement,]

[(4) next to the administrator for amounts due under the administration agreement,] and

(5) the remainder to the Collection Account for distribution pursuant to the Related Documents.

The indenture trustee, however, is prohibited from selling the receivables following an Event of Default, unless:

(1) (A) the holders of all the outstanding notes consent to the sale or liquidation,

(B) the proceeds of the sale are sufficient to pay in full the principal of and the accrued interest on the outstanding notes at the date of the sale or liquidation, or

(C) (i) there has been a default in the payment of interest or principal on the notes,

(ii) the indenture trustee determines that the receivables will not continue to provide sufficient funds on an ongoing basis to make all payments on the notes as the payments would have become due if the obligations had not been declared due and payable, and

(iii) the indenture trustee obtains the consent of the holders of 66  2⁄3% of the aggregate outstanding amount of the Controlling Class, and

(2) ten days prior written notice of the sale or liquidation of the notes has been given to the rating agencies that have been hired to rate the notes.

Following a declaration upon an Event of Default that the notes are immediately due and payable, (X) noteholders will be entitled to ratable repayment of principal on the basis of their respective unpaid principal balances and (Y) repayment in full of the accrued interest on and unpaid principal balances of the notes will be made prior to any further distributions on the certificates.

Subject to the provisions of the indenture relating to the duties of the indenture trustee, if an Event of Default occurs and is continuing with respect to the notes, the indenture trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of those notes, if the indenture trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities which might be incurred by it in complying with the request. Subject to the provisions for indemnification and to limitations contained in the indenture, the holders of a majority in aggregate principal amount of the Controlling Class will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee and the holders of a majority in aggregate principal amount of the Controlling Class may, in specified cases, waive any default with respect thereto, except a default in the payment of principal or interest or a default in respect of a covenant or provision of the indenture that cannot be modified without the waiver or consent of all of the holders of those outstanding notes.

In the event that the indenture trustee is not entitled to be indemnified from the cash flow that would otherwise be used to pay the securities, if an Event of Default occurs and the servicer fails to satisfy its indemnification obligations under the indenture, the indenture trustee may be entitled to be indemnified from the trust estate.

No holder of a note will have the right to institute any proceeding regarding the indenture governing the notes, except in accordance with the dispute resolution proceedings described under “The Receivables Pool—Dispute Resolution,” unless:

(1) the holder previously has given to the indenture trustee written notice of a continuing Event of Default,

(2) the holders of not less than 25% in aggregate principal amount of the Controlling Class have made written request of the indenture trustee to institute the proceeding in its own name as indenture trustee,

(3) the holder or holders have offered the indenture trustee reasonable indemnity,

(4) the indenture trustee has for 60 days failed to institute the proceeding, and

(5) no direction inconsistent with the written request has been given to the indenture trustee during the 60-day period by the holders of a majority in aggregate principal amount of the Controlling Class.

If an Event of Default occurs and is continuing and if it is known to the indenture trustee, the indenture trustee will mail to each noteholder notice of the Event of Default within the later of (a) 90 days after it occurs and (b) ten days after it is known to a responsible officer of the indenture trustee. Except in the case of a failure to make any required payment of principal of or interest on any note, the indenture trustee may withhold the notice beyond the 90-day period if and so long as it determines in good faith that withholding the notice is in the interests of noteholders.

In addition, the indenture trustee and the noteholders, by accepting the notes, will covenant that they will not, for a period of one year and one day after the termination of the trust agreement, institute against the issuing entity or depositor, any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

Neither the indenture trustee nor the owner trustee in its individual capacity, nor any holder of a certificate including, without limitation, the depositor, nor any of their respective owners, beneficiaries, agents, officers, directors, employees, affiliates, or any successors or assigns of the indenture trustee or the owner trustee will, in the absence of an express agreement to the contrary, be personally liable for the payment of the principal of or interest on the notes or for the agreements of the issuing entity contained in the indenture.

Material Covenants. The indenture provides that the issuing entity it binds may not consolidate with or merge into any other entity, unless:

(1) the entity formed by or surviving the consolidation or merger is organized under the laws of the United States, any state or the District of Columbia,

(2) the entity expressly assumes the trust’s obligation to make due and punctual payments on the notes and the performance or observance of every agreement and covenant of the issuing entity under the indenture,

(3) no Event of Default has occurred and is continuing immediately after the merger or consolidation,

(4) none of the sponsor, the servicer, the indenture trustee or the issuing entity has been advised that the rating of the notes then in effect would be reduced or withdrawn by the rating agencies hired to rate the notes as a result of the merger or consolidation,

(5) any action necessary to maintain the lien and security interest created by the indenture has been taken, and

(6) the issuing entity has received an opinion of counsel to the effect that the consolidation or merger would have no material adverse tax consequence to the issuing entity or to any noteholder or certificateholder.

The issuing entity will not, among other things, except as expressly permitted by the Related Documents:

(1) sell, transfer, exchange or otherwise dispose of any of the assets of the issuing entity,

(2) claim any credit on or make any deduction from the principal and interest payable in respect of the notes, other than amounts withheld under the Internal Revenue Code or applicable state law, or assert any claim against any present or former holder of the notes because of the payment of taxes levied or assessed upon the issuing entity,

(3) dissolve or liquidate in whole or in part,

(4) permit the validity or effectiveness of the indenture to be impaired or permit any person to be released from any covenants or obligations regarding the notes under the indenture except as may be expressly permitted by the indenture, or

(5) permit any lien, charge, excise, claim, security interest, mortgage or other encumbrance to be created on or extend to or otherwise arise upon or burden the assets of the issuing entity or any part of its assets, or any interest in its assets or the proceeds thereof.

The issuing entity may not engage in any activity other than as specified under “The Trust” above. The issuing entity may not incur, assume or guarantee any indebtedness other than indebtedness incurred pursuant to the notes it issues and the indenture which binds it or otherwise in accordance with the Related Documents.

Annual Compliance Statement. The issuing entity will be required to file annually with the indenture trustee a written statement as to the fulfillment of its obligations under the indenture.

Satisfaction and Discharge of Indenture and Release of Trust Property.

Subject to the payment of its fees and expenses pursuant to the indenture, the indenture trustee may, and when required by the provisions of the indenture will, execute instruments to release property from the lien of the indenture, or convey the indenture trustee’s interest in the same. The indenture trustee will be required, at such time as there are no notes outstanding and all sums due to the indenture trustee have been paid [and all amounts owing under each applicable third party instrument have been paid,] to release any remaining portion of the trust estate that secured the notes and the other secured obligations from the lien of the indenture and release to the issuing entity or any other person entitled thereto any funds then on deposit in the designated accounts. The indenture trustee will release property from the lien of the indenture only upon receipt by it of an issuing entity request, an officer’s certificate, an opinion of counsel, confirmation that the indenture trustee has paid all amounts owing under each note and each applicable third party instrument and, if required by the Trust Indenture Act of 1939, as amended, independent certificates in accordance therewith. Upon sufficient notice prior to the redemption date from the servicer or issuing entity, the indenture trustee, based on such notice, will be required to withdraw from the Collection Account and deposit into the note distribution account, on the redemption date, the aggregate redemption price of the notes, whereupon all such notes will be due and payable on the redemption date.

The indenture for the issuing entity will be discharged upon the delivery to the trust’s indenture trustee for cancellation of all of the notes or, subject to limitations, upon deposit with the indenture trustee of funds sufficient for the payment in full of all notes. The indenture trustee will continue to act as indenture trustee under the indenture and the trust sale and servicing agreement for the benefit of certificateholders until all payments in respect of the certificates have been paid in full.

CREDIT RISK RETENTION

[The following disclosure will be included for offerings of notes closing prior to December 24, 2016:]

[Although neither Ally Financial nor the depositor is required to retain any interest in the notes or the certificates, on the [initial] closing date, the depositor will retain the certificates and [Insert description of any retained notes.] [On the [initial] closing date, the depositor will sell the [retained notes] to an affiliate of the depositor.]

[The following disclosure will be included for offerings of notes closing on or after December 24, 2016:]

Ally Financial or one of its majority-owned affiliates is required to retain an economic interest in the credit risk of the receivables sold to the depositor on the [initial] closing date [and in the receivables sold by Ally Financial to the depositor on each distribution date during the Revolving Period]. Ally Financial intends to satisfy its obligation to retain credit risk by causing the depositor, its wholly owned subsidiary, to retain [an eligible vertical interest or an “EVI”] [an eligible horizontal residual interest or an “EHRI”] [a combination of an eligible horizontal residual interest or an “EHRI” and an eligible vertical interest or an “EVI”]. [Ally Financial intends to satisfy the requirement to retain an EVI by [retaining the Class RR Notes on the [initial] closing date] [retaining an amount equal to     % of the principal balance of each class of the notes and the certificates].] [Ally Financial intends to satisfy the requirement to retain an EHRI by [depositing an amount equal to     % of the aggregate receivables principal balance into the risk retention reserve account] [retaining the certificates for each distribution date that the notes are outstanding and held by parties that are not majority-owned affiliates of the sponsor].] Ally Financial or its majority-owned affiliate will no longer be required to hold [the EVI] [or] [the EHRI] upon the latest to occur of the date on which the outstanding aggregate receivables principal balance is less than or equal to 33% of the initial aggregate receivables principal balance, the date on which the aggregate principal amount of the notes is less than or equal to 33% of the initial aggregate principal amount of the notes and two years after the [initial] closing date.

[Retained Eligible Vertical Interest

[The “Class RR Notes” means the     % Asset Backed Notes, Class RR issued by the trust, which will be entitled to receive     % of all payments on the notes and the certificates.]

[The Class RR Notes are structured to be an EVI and will have an initial principal balance of $        , which equals     % of the aggregate note principal balance of each class of notes and certificates. On each distribution date, the Class RR Notes will be entitled to receive an amount equal to [5]% of the amounts payable to each of the other noteholders and the certificateholders. For a description of the priority of payments relating to the Class RR Notes, see “The Notes—Distributions” in this prospectus.]

[In order to satisfy the requirement to retain an EVI, on the [initial] closing date, the depositor or its affiliate will retain an amount equal to [5]% of each class of the notes and the certificates.]

[Retained Eligible Horizontal Residual Interest

[The certificates are structured to be an EHRI. On any distribution date, the certificates will absorb any losses incurred by the issuing entity on the receivables before any losses are incurred by the noteholders. For a description of the priority of payments, see “The Notes—Distributions” in this prospectus. For a description of the terms of the certificates, see “The Certificates” in this prospectus. The fair value of the certificates will be equal to at least [5]% of the fair value of all of classes of notes and certificates as of the [initial] closing date.] [In calculating the fair value of the certificates, the sponsor and the depositor will use generally accepted accounting principles and a cash flow model using the discount rate. The pricing on the notes will be used to determine the fair value of the notes, which will be equal to the initial principal amount of the notes, as adjusted by any discount on the notes set forth on the cover page to this prospectus. The fair value model will also consider:

•	experience with similar receivables, including prepayments, net losses and recoveries based on the information set forth in “Appendix A—Static Pool Data” and “Appendix B—Additional Static Pool Net Loss Data” for receivables similar to the [initial] receivables sold [and the additional receivables to be sold] to the issuing entity,

•	current economic conditions, including yield curves and other market benchmarks, and

•	an analysis of the receivables, [including the loan to value ratio, the annual percentage rate, the weighted average FICO score and the seasoning.]

The fair value model will utilize the following inputs to determine cash flow:

•	a projected credit loss rate, based on the [median] of expected losses as determined by the [rating agencies hired by the sponsor to rate the notes], which will assume that [30%] of losses occur in each of the [first three] years after the [initial] closing date and [10%] of losses occur in the [fourth] year after the [initial] closing date and subsequently,

•	the difference between the interest rate on each class [or tranche] of the notes and a forward market benchmark as determined on the [initial] closing date,

•	[One-Month LIBOR as of the pricing date, and for each month that the floating rate notes are expected to be outstanding,]

•	the receivables will prepay at a . % ABS rate as described under “Weighted Average Life of the Offered Notes” in this prospectus,

•	an estimate of transaction fees and expenses, including the servicing fee, as described under “The Notes—Distributions” and

•	a discount rate applied to the cash flows or amounts to be paid on the certificates of . %.

[Insert any other inputs and disclosure required by Rule 4(c)(1) of Regulation RR (17 CFR 264.4)] [In the event that a class of the notes is divided into fixed and floating rate tranches, the sponsor will adjust the fair value of that class of notes to account for the final note balances, as well as the interest rates determined at pricing.]

Assuming the notes price at approximately the same rates as those set forth under “Weighted Average Life of the Offered Notes” in this prospectus, the approximate fair market value of the certificates will be equal to between $[        ] and $[        ] as of the [initial] closing date, and in no event will be less than [5]% of the fair value of all classes of notes and certificates as of the [initial] closing date. The sponsor or the depositor will disclose on a Form 8-K within a reasonable time after the [initial] closing date any material differences or changes in the variables used, as well as updated information regarding the fair value of the certificates.]

[For all offerings:] The sponsor and the depositor will notify the noteholders of any sale of the [Class RR Notes][notes or certificates] retained by the sponsor, the servicer or the depositor by causing such information to be disclosed in the periodic filings on Form 10-D.

[For a description of the [Class RR Notes][notes and certificates] retained by the depositor, see [“Plan of Distribution”][“The Trust—Capitalization of the Trust”] in this prospectus.]

[Risk Retention Reserve Account

On the [initial] closing date, the issuing entity will establish an eligible deposit account in the name of the indenture trustee for the benefit of the noteholders. The risk retention reserve account is structured to be an eligible horizontal cash reserve account and will be funded by the depositor notes on the [initial] closing date in the amount equal to $        , the fair value of which is equal to $        , or     % of the fair value of the total amount of all classes of the notes and the certificates on the [initial] closing date. Funds on deposit in the risk retention reserve account may not be used to pay the basic servicing fee, [the additional servicing fee] or the administrator fee for as long as Ally Financial or an affiliate of Ally Financial is the servicer or the administrator. For all other purposes, the risk retention reserve account may be used to make any payments that are due as described under “The Notes—Distributions” in this prospectus but are otherwise unpaid, including each of the notes on the final scheduled distribution date to the extent collections on the receivables are insufficient to make such payments. [Insert any other disclosure required by Rule 4(c)(1) of Regulation RR (17 CFR 264.4)] For a description of the terms of the risk retention reserve account, see “The Transfer and Servicing Agreements—Accounts” in this prospectus.]

BOOK-ENTRY REGISTRATION

Book-Entry Registration

The offered notes will be issued on or about the [initial] closing date in book entry form through the facilities of DTC in the United States, and Clearstream or Euroclear in Europe, against payment in immediately available funds, in denominations of $[1,000] and integral multiples of $[1,000]. The depositor has been informed by DTC that DTC’s nominee will be Cede & Co. Accordingly, Cede & Co. is expected to be the holder of record of the notes. Unless and until definitive notes are issued under the limited circumstances described in this prospectus, no noteholder will be entitled to receive a physical certificate representing a note. Unless otherwise set forth in this prospectus, all references in this prospectus to actions by noteholders refer to actions taken by DTC upon instructions from its participating organizations. All references in this prospectus to distributions, notices, reports and statements to noteholders refer to distributions, notices, reports and statements to DTC or Cede & Co., as the registered holder of the notes, as the case may be, for distribution to noteholders in accordance with DTC’s procedures with respect thereto. For additional information with respect to the global notes and Clearstream, Euroclear and book-entry registration, see below.

Noteholders that are not DTC participants or indirect DTC participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, notes may do so only through DTC participants and indirect DTC participants. In addition, noteholders will receive all distributions of principal and interest from the indenture trustee through DTC participants. Under a book-entry format, noteholders may experience some delay in their receipt of payments since these payments will be forwarded by the indenture trustee to Cede & Co., as nominee for DTC. DTC will forward these payments to its DTC participants, which thereafter will forward them to indirect DTC participants or noteholders. Except for the depositor, it is anticipated that the only noteholder will be Cede & Co., as nominee of DTC. Unless otherwise described in this prospectus, noteholders will not be recognized by the indenture trustee as noteholders as that term is used in the indenture, and noteholders will be permitted to exercise the rights of noteholders only indirectly through DTC and its DTC participants.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and certain banks, the ability of noteholders to pledge notes to persons or entities that do not participate in the DTC system or to otherwise act with respect to the notes may be limited due to the lack of a physical certificate for the notes.

DTC has advised the depositor that it will take any action permitted to be taken by a noteholder under the indenture only at the direction of one or more DTC participants to whose accounts with DTC the notes are credited. DTC may take conflicting actions relating to other undivided interests to the extent that these actions are taken on behalf of DTC participants whose holdings include these undivided interests.

In addition to holding notes through DTC participants or indirect DTC participants in the United States as described above, holders of book-entry notes may hold their notes through Clearstream or Euroclear in Europe if they are participants of these systems, or indirectly through organizations which are participants in these systems. Clearstream Banking, S.A. is incorporated under the laws of Luxembourg as a professional depository and is subject to regulation by the Luxembourg Monetary Institute. The Euroclear system is owned by Euroclear Clearance System Public Limited Company and operated through a license agreement by Euroclear Bank S.A./N.V., a bank incorporated under the laws of the Kingdom of Belgium, the Euroclear Operator. The Euroclear Operator is regulated and examined by the Belgium Banking and Finance Commission and the National Bank of Belgium.

Clearstream and Euroclear will hold omnibus positions on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries which in turn will hold these positions in customers’ securities accounts in the depositaries’ names on the books of DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to the depositaries.

Distributions on notes held through Clearstream or Euroclear will be credited to the cash accounts of Clearstream participants or Euroclear participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. These distributions will be subject to tax reporting in accordance with relevant

United States tax laws and regulations. See “Federal Income Tax Consequences—The Notes—Information Reporting and Backup Withholding” in this prospectus. Clearstream or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a noteholder under the indenture or other Related Document on behalf of a Clearstream participant or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary’s ability to effect these actions on its behalf through DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform these procedures and these procedures may be discontinued at any time.

Except as required by law, neither the issuing entity, the depositor, the servicer, the administrator, the owner trustee nor the indenture trustee will have any liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the notes held by Cede & Co., as nominee for DTC, by Clearstream or by Euroclear in Europe, or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests.

Definitive Notes

Any notes originally issued in book-entry form will be issued in fully registered, certificated form as definitive notes to noteholders or their respective nominees, rather than to DTC or its nominee, only if:

(1) the administrator advises the indenture trustee in writing that DTC is no longer willing or able to discharge properly its responsibilities as depository for these notes and the issuing entity is unable to locate a qualified successor,

(2) the administrator, at its option, elects to terminate the book-entry system through DTC, or

(3) after the occurrence of an Event of Default or a Servicer Default, holders representing at least a majority of the aggregate principal amount of the Controlling Class advise the appropriate trustee through DTC in writing that the continuation of a book-entry system through DTC, or a successor thereto, is no longer in the best interest of the holders of these notes.

Upon the occurrence of any event described in the immediately preceding paragraph, the indenture trustee will be required to notify DTC of the availability of definitive notes. DTC shall notify all the note owners of the availability of definitive notes. Upon surrender by DTC of the definitive certificates representing the notes and receipt of instructions for re-registration, the indenture trustee will reissue these notes as definitive notes to holders thereof.

Distributions on the definitive notes will thereafter be made in accordance with the procedures set forth in the indenture directly to holders of definitive notes in whose names the definitive notes were registered at the close of business on the last day of the preceding monthly period. These distributions will be made by check mailed to the address of that holder as it appears on the register maintained by the indenture trustee. The final payment on any definitive note, however, will be made only upon presentation and surrender of the definitive note at the office or agency specified in the notice of final distribution to the holders of that class.

Definitive notes will be transferable and exchangeable at the offices of the indenture trustee or of a registrar named in a notice delivered to holders of definitive notes. No service charge will be imposed for any registration of transfer or exchange, but the indenture trustee may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection with the transfer or exchange.

REPORTS TO SECURITYHOLDERS

Reports to Securityholders

On or prior to each distribution date, the servicer will prepare and provide to the indenture trustee a statement to be delivered to the noteholders on that distribution date [and on or prior to each distribution date, the servicer will prepare and provide to the owner trustee a statement to be delivered to the certificateholders]. Each statement to be delivered to noteholders will include the information set forth below as to the notes for that distribution date or the period since the previous distribution date on those notes, as applicable. [Each statement to be delivered to certificateholders will include the information set forth below as to the certificates for that distribution date or the period since the previous distribution date, as applicable]:

(1) the amount of the distribution allocable to principal of each class of the notes,

(2) the amount of the distribution allocable to interest on or for each class of notes,

(3) the amount of the distribution allocable to the certificateholders,

(4) the aggregate receivables principal balance as of the close of business on the last day of the preceding monthly period,

(5) the aggregate outstanding principal balance and the Note Pool Factor for each class of notes, after giving effect to all payments reported under (1) above and to all reinvestments reported under (15) below on that date,

(6) [the aggregate amount in the Payment Ahead Servicing Account or on deposit with the servicer as Payments Ahead and the change in that amount from the previous statement, as the case may be,]

(7) the amount of the servicing fees paid to the servicer for the prior monthly period or periods, as the case may be,

(8) the amount, if any, and purpose of any other fees or expenses accrued or paid, including any fees or expenses paid to [the owner trustee,] the indenture trustee, the asset representations reviewer [or the administrator] out of collections on the receivables,

(9) the interest rate for the next period for any class or tranche of floating rate notes,

(10) the amount, if any, distributed to noteholders and certificateholders from amounts on deposit in the reserve account [or the risk retention reserve account],

(11) the amount, if any, accrued or paid with respect to the reserve account[, the risk retention reserve account, a letter of credit, cash advance or monoline insurance policy],

(12) the Noteholders’ Interest Carryover Shortfall and the Noteholders’ Principal Carryover Shortfall, if any, and the change in these amounts from the preceding statement,

(13) the balance of the reserve account, if any, on that date, after giving effect to changes in that reserve account on that date,

(14) the amount, if any, of excess cash distributed from the reserve account to the depositor or the certificateholders,

(15) [the amount, if any, reinvested in additional receivables during the Revolving Period, if any,]

(16) [if applicable, whether the Revolving Period has terminated early due to the occurrence of an early amortization event,]

(17) [if applicable, the balance in the accumulation account, after giving effect to changes in that accumulation account on that date,]

(18) cash flows received during the related monthly period and their sources,

(19) the number and dollar amount of receivables at the beginning and end of the applicable monthly period, and updated pool composition information as of the end of the monthly period, such as weighted average coupon, weighted average life, weighted average remaining term and prepayments,

(20) delinquency and loss information for the period and any material changes in determining or defining delinquencies, charge-offs and uncollectible accounts,

(21) the amount of receivables with respect to which material breaches of pool asset representations or warranties or transaction covenants have occurred,

(22) any material modifications, extensions or waivers relating to the terms of or fees, penalties or payments on, pool assets during the distribution period or that, cumulatively, have become material over time,

(23) [the net amount, if any, of any payments due under all interest rate swaps (specifying, if applicable, any amounts owing as a result of an early termination date under the notes),]

(24) [the negative carry amount, if any, on such distribution date,]

(25) [the outstanding notional amount of the certificates,]

(26) whether a delinquency trigger has been met or exceeded,

(27) if applicable, a statement that the servicer has received a communication request from a noteholder interested in communicating with other noteholders regarding the possible exercise of rights under the transaction documents, the name and contact information for the requesting noteholder and the date such request was received,

(28) a summary of the findings and conclusions of any asset representations review conducted by the asset representations reviewer,

(29) the nature and amount of any material change in the seller’s or an affiliate’s interest in the notes or certificates from their purchase, sale or other disposition,

(30) information with respect to any change in the asset representations reviewer,

(31) the commencement of an arbitration proceeding relating to a request to repurchase receivables and instructions for the noteholders to participate in any such proceeding,

(32) any voting instructions and procedures relating to a vote to require an asset representations review, and

[(33) for periods on or after November 23, 2016: any asset level information as required by Item 1111(h) and Item 1125 of Regulation AB].

In addition, each year the indenture trustee will send by email, facsimile or, if requested by the indenture trustee, first class mail a brief report, as described in “The Indenture Trustee” in this prospectus, to all noteholders.

Within the prescribed period of time for tax reporting purposes after the end of each calendar year during the life of the notes, the indenture trustee will mail to each holder of a class of notes who at any time during that calendar year has been a noteholder, and received any payment thereon, a statement containing information for the purposes of that noteholder’s preparation of federal income tax returns. As long as the holder of record of the notes is Cede & Co., as nominee of DTC, beneficial owners of the notes will receive tax and other information from DTC participants and indirect DTC participants rather than from the trustees. See “Federal Income Tax Consequences” in this prospectus.

Investor Communications

The trust sale and servicing agreement will provide that any noteholder (including a beneficial owner of the notes) may require that the servicer cause the issuing entity to include in its Form 10-D filing a request to communicate with other noteholders related to a possible exercising of the noteholders’ rights under the transaction documents. A noteholder should send its request to the servicer at [insert email address or other address]. The noteholder should include in its request the method by which other noteholders should contact it.

The servicer will cause the following information to be included in the Form 10-D related to the reporting period in which the noteholder request was received:

•	a statement that the servicer has received a communication request from a noteholder,

•	the name of the noteholder making the request,

•	the date the request was received,

•	a statement that such noteholder is interested in communicating with other noteholders about the possible exercise of rights under the transaction documents and

•	a description of the method other noteholders may use to contact the requesting noteholder.

The servicer will bear any costs associated with including the above information in the Form 10-D. The noteholders will pay any costs associated with communicating with other noteholders, and no other transaction party, including the issuing entity, will be responsible for such costs.

If definitive notes are issued and the requesting noteholder is the record holder of any notes, no verification procedures will be required. If the requesting noteholder is not the record holder of any notes and is instead a beneficial owner of notes, the servicer may require no more verification than (1) a written certification from the noteholder that it is a beneficial owner of notes and (2) an additional form of documentation, such as a trade confirmation, an account statement, a letter from the broker or dealer or other similar document.

POOL FACTORS AND TRADING INFORMATION

Each Note Pool Factor will initially be 1.0000000. Thereafter the Note Pool Factor will decline to reflect reductions in the outstanding principal balance of the notes. A noteholder’s portion of the aggregate outstanding principal balance of a class of notes is the product of:

(1) the original denomination of the noteholder’s note, and

(2) the Note Pool Factor.

The noteholders will receive reports on or before each distribution date concerning payments received on the receivables, the aggregate receivables principal balance, each Note Pool Factor and various other items of information. Noteholders of record during any calendar year will be furnished information for tax reporting purposes not later than the latest date permitted by law. See “Reports to Securityholders.”

THE CERTIFICATES

One [or more classes][class] of certificates will be issued pursuant to the terms of the trust agreement, a form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. The certificates may be sold in transactions exempt from registration under the Securities Act or retained by the depositor or its affiliate. The following summary describes the material terms of the certificates and the trust agreement. Where particular provisions or terms used in the trust agreement are referred to, the actual provisions, including definitions of terms, are incorporated by reference as part of this summary.

Certificates owned by the depositor or its affiliates will be entitled to equal and proportionate benefits under the trust agreement, except that, if any certificates are owned by the depositor and its affiliates, those certificates will be deemed not to be outstanding for purposes of determining whether the requisite percentage of certificateholders have given any request, demand, authorization, direction, notice, consent or other action under the Related Documents other than commencement by the issuing entity of a voluntary proceeding in bankruptcy as described in “The Transfer and Servicing Agreements—Insolvency Event.”

Under the trust agreement, the trust, and the owner trustee on its behalf, and its certificateholders, by accepting the certificates, will covenant that they will not, for a period of one year and one day after the termination of the trust agreement, institute against the depositor any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

THE TRANSFER AND SERVICING AGREEMENTS

The following summary describes the material terms of the Transfer and Servicing Agreements relating to the issuing entity consisting of:

(1) the pooling and servicing agreement pursuant to which the depositor will purchase receivables from Ally Financial and the servicer will agree to service the receivables,

(2) the custodian agreement pursuant to which Ally Financial, as custodian, will agree to act as custodian for the documents evidencing the receivables,

(3) the trust sale and servicing agreement pursuant to which the issuing entity will acquire the receivables from the depositor and agree to the servicing of the receivables by the servicer and the appointment of Ally Financial as custodian,

(4) the trust agreement pursuant to which the trust will be created and certificates will be issued, and

(5) the administration agreement pursuant to which Ally Financial will undertake administrative duties for the issuing entity.

Forms of the Transfer and Servicing Agreements have been filed as exhibits to the registration statement of which this prospectus forms a part. The depositor will provide a copy of the Transfer and Servicing Agreements, without exhibits, upon request to a holder of securities described in the Transfer and Servicing Agreements. Where particular provisions or terms used in the Transfer and Servicing Agreements are referred to, the actual provisions, including definitions of terms, are incorporated by reference as part of this summary. The parties will enter into the Transfer and Servicing Agreements, each of which may be amended and supplemented from time to time, to be dated as of the [initial] closing date. A copy of the final Transfer and Servicing Agreements for the notes will be available to noteholders from the depositor upon request and will be filed with the SEC no later than the date of the filing of the final prospectus for the notes.

Sale and Assignment of Receivables

On the [initial] closing date[ and on each distribution date during the Revolving Period], Ally Financial will sell and assign to the depositor, without recourse, its entire interest in the receivables, including its security interests in the financed vehicles, pursuant to the pooling and servicing agreement between Ally Financial and the depositor. The depositor will transfer and assign to the issuing entity, without recourse, its entire interest in the receivables, including its security interests in the financed vehicles, pursuant to the trust sale and servicing agreement among the depositor, the servicer and the issuing entity. Each receivable of the issuing entity will be identified in a schedule which will be on file at the locations set forth in an exhibit to the trust sale and servicing agreement. The issuing entity will, concurrently with the transfer and assignment, execute and deliver the trust’s notes and certificates to the depositor in exchange for the receivables. The depositor will sell the notes offered by this prospectus to the respective underwriters. See “Plan of Distribution” in this prospectus.

In the pooling and servicing agreement, Ally Financial will represent and warrant to the depositor, among other things, that:

•	the information provided in the schedule of receivables exhibit to the pooling and servicing agreement is correct in all material respects,

•	the obligor on each receivable is required to maintain physical damage insurance covering the financed vehicle in accordance with Ally Financial’s normal requirements,

•	as of the respective sale date, to the best of its knowledge, the receivables are free and clear of all filed security interests, liens, charges and encumbrances on account of work, labor or materials other than tax liens and other liens that arise by operation of law and no offsets, defenses or counterclaims have been asserted or threatened,

•	as of the respective sale date, each receivable is or will be secured by a first perfected security interest in favor of Ally Financial in the financed vehicle, and

•	each receivable, at the time it was originated complied, and as of the respective sale date complies, in all material respects with applicable federal and state laws, including, without limitation, consumer credit, truth-in-lending, equal credit opportunity and disclosure laws.

Additionally, Ally Financial will represent and warrant to the selection criteria set forth in “The Receivables Pool—Criteria Applicable to the Selection of [Initial] Receivables” [and “The Receivables Pool—Criteria Applicable to the Selection of Additional Receivables During the Revolving Period”] in this prospectus.

In the trust sale and servicing agreement, the depositor will assign the representations and warranties of Ally Financial, as set forth above, to the issuing entity, and will represent and warrant to the issuing entity that the depositor has taken no action which would cause the representations and warranties of Ally Financial to be false in any material respect as of the respective sale date.

As of the last day of the second, or, if the depositor elects, the first, month following the discovery by Ally Financial, the depositor, the servicer, the owner trustee or the indenture trustee of a breach of any representation or warranty of the depositor or Ally Financial that materially and adversely affects the interests of the securityholders in any receivable, the depositor, unless the breach is cured in all material respects, will repurchase, or will enforce the obligation of Ally Financial under the pooling and servicing agreement to repurchase, the Warranty Receivable from the issuing entity at a price equal to the Warranty Payment. [Alternatively, the depositor will be permitted, in a circumstance where it would otherwise be required to repurchase a Warranty Receivable as described in the preceding sentence, to instead substitute a comparable receivable for the receivable otherwise requiring repurchase, subject to satisfaction of the criteria [insert applicable criteria] for that Warranty Receivable.]

The depositor or Ally Financial, as applicable, will be entitled to receive any amounts held by the servicer [or in the Payment Ahead Servicing Account] for that Warranty Receivable. These repurchase obligations constitute the sole remedies available to the issuing entity, the noteholders, the indenture trustee, the certificateholders and the owner trustee for any uncured breaches.

In the pooling and servicing agreement, the servicer will covenant that:

•	except as contemplated in that agreement, the Trust Sale and Servicing Agreement, the indenture and the trust agreement, the servicer will not release any financed vehicle from the security interest securing the receivable,

•	the servicer will do nothing to impair the rights of the indenture trustee, the owner trustee, the issuing entity, the noteholders or the certificateholders in the receivables, and

•	the servicer will not amend or otherwise modify any receivable so that the amount financed, the APR, the total number of Scheduled Payments, in the case of a scheduled interest receivable, or the number of originally scheduled due dates, in the case of a simple interest receivable, is altered or so that the last Scheduled Payment, in the case of a scheduled interest receivable, or the last scheduled due date, in the case of a simple interest receivable, occurs after the final scheduled distribution date.

As of the last day of the second, or, if the servicer so elects, the first, month following the discovery by the servicer, the owner trustee or the indenture trustee of a breach of any covenant that materially and adversely affects any receivable and unless the breach is cured in all material respects, the servicer will make an Administrative Purchase Payment for the Administrative Receivable. The servicer will be entitled to receive any amounts held by the servicer [or in the Payment Ahead Servicing Account] for the Administrative Receivable. This repurchase obligation constitutes the sole remedy available to the issuing entity, the indenture trustee, the owner trustee, the noteholders and the certificateholders for any uncured breaches.

Pursuant to the trust sale and servicing agreement, the issuing entity will agree to Ally Financial acting as custodian to maintain possession, as the trust’s agent, of the retail instalment sale contracts, direct purchase money loans and any other documents relating to the receivables. To assure uniform quality in servicing both the receivables and Ally Financial’s own portfolio of receivables, as well as to facilitate servicing and save administrative costs, the documents will not be physically segregated from other similar documents that are in Ally Financial’s possession nor will the documents be stamped or marked to reflect the transfer to the issuing entity so long as Ally Financial is the custodian of these documents. However, Uniform Commercial Code financing statements reflecting the sale and assignment of the receivables to the issuing entity and the pledge by the issuing entity to the indenture trustee will be filed, and Ally Financial’s accounting records and computer files will reflect the sale and assignment. Because the receivables will remain in the possession of Ally Financial, as custodian, and will not be stamped or otherwise marked to reflect the assignment to the issuing entity or the pledge to the indenture trustee, if a subsequent purchaser were able to take physical possession of the receivables without knowledge of the assignment, the trust’s and the indenture trustee’s interests in the receivables could be defeated. See “—Custodian Agreement” in this prospectus.

[Additional Sales of Receivables

In addition to receivables that the depositor buys from Ally Financial on the initial closing date as described above under “—Sale and Assignment of Receivables,” the depositor may also buy receivables from Ally Financial to transfer to the issuing entity on each distribution date during the Revolving Period. The depositor may buy those receivables on substantially the same terms as under the pooling and servicing agreement on the initial closing date. The depositor will then sell receivables that the depositor has bought from Ally Financial to the issuing entity, pursuant to the trust sale and servicing agreement. On the initial closing date, the issuing entity will apply the net proceeds received from the sale of its notes and certificates to pay the depositor for the receivables that are being sold to the trust[, and to make a deposit in an additional funding account and initial deposits to the Collection

Account and the Reserve Account.] [If the depositor receives a tax opinion confirming that the trust is a grantor trust, it may also sell additional receivables to the trust at a later closing date, and, concurrently with this sale, execute and deliver additional notes and certificates of the trust to fund the purchase of the additional receivables.]

Servicer Advances

The servicer has no obligation to make advances under the trust sale and servicing agreement to cover shortfalls in collections on the retail instalment sale contracts.

Accounts

The servicer will establish and maintain the following accounts:

•	a Collection Account, in the name of the indenture trustee on behalf of the noteholders and the certificateholders, into which all payments made on or for the receivables will be deposited,

•	a Note Distribution Account, in the name of the indenture trustee on behalf of the noteholders, in which amounts released from the Collection Account [and the reserve account] for payment to the noteholders will be deposited and from which all distributions to the noteholders will be made,

•	if the certificates are sold by the depositor, a Certificate Distribution Account, in the name of the owner trustee on behalf of the certificateholders, in which amounts released from the Collection Account and the reserve account for distribution to the certificateholders will be deposited and from which all distributions to the certificateholders will be made,

•	[if the receivables to be purchased by the issuing entity include scheduled interest receivables, a Payment Ahead Servicing Account in the name of the indenture trustee, which will not be property of the issuing entity, into which to the extent required by the pooling and servicing agreement and the trust sale and servicing agreement, early payments by or on behalf of obligors on scheduled interest receivables which do not constitute either Scheduled Payments or Prepayments will be deposited until payment becomes due,]

•	[a reserve account, which will be a segregated trust account held by the indenture trustee, in which funds will be deposited by the depositor and from which payments to the noteholders, the certificateholders, the servicer and, in some cases, the depositor, will be made,] and

•	[a risk retention reserve account, which will be a segregated trust account held by the indenture trustee, in which funds will be deposited by the depositor and from which payments to the noteholders and, in some cases, the certificateholders, will be made.]

Funds on deposit in the Certificate Distribution Account will not constitute property of the issuing entity available to the noteholders. Upon and after any distribution to the Certificate Distribution Account of any amounts, the noteholders will not have any rights in or claims to those amounts.

[The Payment Ahead Servicing Account will initially be maintained in the trust department of the indenture trustee or by such other party as is identified in this prospectus.]

[The reserve account will be funded by an initial deposit by the depositor on the [initial] closing date in the amount set forth under “—Credit Enhancement—Reserve Account” and on each distribution date thereafter up to the Specified Reserve Account Balance. On each distribution date, the servicer will deposit into the reserve account the amount of collections on the receivables remaining on each distribution date after the payment of the total servicing fee, [amounts payable by the issuing entity under the interest rate swaps, if any,] and the distributions and allocations to the noteholders and the certificateholders required on that date.]

Funds in the Designated Accounts will be invested [as provided in the servicing agreement][at the written direction of the servicer] in Eligible Investments. Eligible Investments generally are limited to obligations or securities that mature no later than the business day preceding the next distribution date. [The trust sale and servicing agreement permits funds on deposit in the reserve account to be invested in the trust’s notes, which will not mature prior to the next distribution date, and Eligible Investments.] [Notes will only be sold to meet shortfalls if they are sold for a price at least equal to the lesser of $         and the unpaid principal balance of the notes held in the reserve account unless, following the sale, the amount on deposit in the reserve account would be at least equal to the Specified Reserve Account Balance for the reserve account. Thus, the amount of cash in the reserve account at any time may be less than the balance of the reserve account.] [If the amount required to be withdrawn from the reserve account to cover shortfalls in collections on the receivables exceeds the amount of cash in the reserve account, a temporary shortfall in the amounts distributed to the noteholders or certificateholders could result, which could, in turn, increase the average life of the notes or the certificates.] Investment earnings on funds deposited in the Designated Accounts [and the Payment Ahead Servicing Account], net of losses and investment expenses, will be payable to the servicer.

The Designated Accounts will be maintained as either of two types of accounts. The first type of account is a segregated account with an eligible institution. Eligible institutions are:

(1) the corporate trust department of the indenture trustee or the owner trustee, as applicable, or

(2) a depository institution organized under the laws of the United States of America or any one of the states thereof or the District of Columbia, or any domestic branch of a foreign bank, as long as that depository institution:

(A) has either (X) a long-term unsecured debt rating acceptable to the rating agencies hired to rate the notes or (Y) a short-term unsecured debt rating or certificate of deposit rating acceptable to the rating agencies hired to rate the notes, and

(B) has its deposits insured by the Federal Deposit Insurance Corporation or any successor thereto.

The second type of account is a segregated trust account with the corporate trust department of a depository institution organized under the laws of the United States of America or any one of the states thereof or the District of Columbia, or any domestic branch of a foreign bank. This depository institution must have corporate trust powers and act as trustee for funds deposited in the account and the securities of that depository institution must have a credit rating from each rating agency then rating that institution in one of its generic rating categories which signifies investment grade or such higher rating as required by the rating agencies hired to rate the notes.

Net Deposits

As an administrative convenience, during monthly periods in which the Monthly Remittance Condition is satisfied, the servicer will be permitted to deposit Warranty Payments and Administrative Purchase Payments for any monthly period net of distributions to be made to the servicer from the issuing entity for that monthly period. [Similarly, the servicer may cause to be made a single, net transfer from the Collection Account to the Payment Ahead Servicing Account, or vice versa.] The servicer, however, will account to the indenture trustee, the owner trustee, the noteholders and the certificateholders as if all deposits, distributions and transfers were made individually. In addition, whenever the Monthly Remittance Condition is satisfied, the servicer may retain collections allocable to the certificates, the Certificate Distribution Account, the notes or the Note Distribution Account until the distribution date, and pending deposit into the Collection Account, the Certificate Distribution Account or the Note Distribution Account, the collections may be employed by the servicer at its own risk and for its own benefit and will not be segregated from its own funds. On each distribution date, the servicer, the depositor, the indenture trustee and the owner trustee (or the trust’s paying agent) will make all distributions, deposits and other remittances on the certificates, the Certificate Distribution Account, the notes or the Note Distribution Account of the issuing entity for the periods since the previous distribution was to have been made.

Evidence as to Compliance

The trust sale and servicing agreement requires a firm of independent public accountants to furnish to the issuing entity and the servicer on or before March 15 (or, if such day is not a business day, the next succeeding business day) of each year, beginning March 15 of the first calendar year following the [initial] closing date, a statement as to compliance by the servicer during the preceding twelve months ended December 31, or in the case of the first of these statements, the period from the [initial] closing date to December 31 of the year in which the [initial] closing date occurs, with standards relating to the servicing of the receivables, the servicer’s accounting records and computer files relating to those receivables and other specified matters[, provided that, if the issuing entity is not required to file periodic reports under the Securities Exchange Act of 1934 or any other law, the statement may be furnished to the owner trustee and the indenture trustee on or before April 30 of each year].

The trust sale and servicing agreement will also provide for delivery to the owner trustee and the indenture trustee, on or before March 15 (or, if such day is not a business day, the next succeeding business day) of each year, beginning March 15 of the first calendar year following the [initial] closing date, of a certificate signed by an officer of the servicer stating that the servicer has fulfilled in all material respects its obligations under the trust sale and servicing agreement throughout the preceding twelve months ended December 31, or in the case of the first of these certificates, the period from the [initial] closing date to December 31 of the year in which the [initial] closing date occurs, or, if there has been a default in any material respect in the fulfillment of an obligation, describing each default[, provided that, if the issuing entity is not required to file periodic reports under the Securities Exchange Act of 1934 or any other law, the certificate may be furnished to the owner trustee and the indenture trustee on or before April 30 of each year]. The certificate may be provided as a single certificate making the required statements as to more than one trust sale and servicing agreement.

Copies of the statements and certificates may be obtained by noteholders [or the certificateholders] by a request in writing addressed to the indenture trustee [or the owner trustee, as applicable].

In the trust sale and servicing agreement, the servicer will agree to give the indenture trustee and the owner trustee notice of any event which with the giving of notice or the lapse of time, or both, unless cured, would become a Servicer Default. In addition, the depositor will agree to give the indenture trustee, the owner trustee and the issuing entity notice of specified covenant breaches which with the giving of notice or lapse of time, or both, unless cured, would constitute a Servicer Default.

Changes to Servicer; Servicer Indemnification and Proceedings

The trust sale and servicing agreement will provide that Ally Financial may not resign from its obligations and duties as servicer under the trust sale and servicing agreement and under the pooling and servicing agreement, except upon a determination that Ally Financial’s performance of these duties as servicer is no longer permissible under applicable law. If at the time of resignation, a successor servicer has not accepted appointment, the indenture trustee will assume Ally Financial’s servicing obligations and duties under the trust sale and servicing agreement and the pooling and servicing agreement. Costs associated with the resignation of the servicer and the appointment of a successor will be borne by the issuing entity.

The trust sale and servicing agreement will further provide that, except as specifically provided otherwise, neither the servicer nor any of its directors, officers, employees and agents will be under any liability to the issuing entity or the noteholders or certificateholders for taking any action or for refraining from taking any action pursuant to the trust sale and servicing agreement, the pooling and servicing agreement, the trust agreement or the indenture or for errors in judgment. Neither the servicer nor any of these persons will be protected against any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence—except errors in judgment—in the performance of the servicer’s duties under the pooling and servicing agreement, the indenture, the trust agreement or the trust sale and servicing agreement or by reason of reckless disregard of its obligations and duties thereunder. The trust sale and servicing agreement will further provide that the servicer and its directors, officers, employees and agents will be reimbursed by the indenture trustee or the owner trustee for any contractual damages, liability or expense incurred by reason of that trustee’s willful misfeasance, bad faith or negligence (gross negligence, in the case of the owner trustee)—except errors in judgment—in the performance of that trustee’s duties under the trust sale and servicing agreement, the pooling and servicing agreement, the trust agreement or the indenture or by reason of reckless disregard of its obligations and duties under the trust sale and servicing agreement. In addition, the trust sale and servicing agreement will provide that the servicer is under no obligation to appear in, prosecute or defend any legal action that is not incidental to the servicer’s servicing responsibilities under the pooling and servicing agreement and the trust sale and servicing agreement and that, in its opinion, may cause it to incur any expense or liability. The servicer may, however, undertake any reasonable action that it may deem necessary or desirable in respect of the pooling and servicing agreement and the trust sale and servicing agreement and the rights and duties of the parties thereto and the interests of the noteholders and the certificateholders thereunder. If the servicer undertakes any action, the legal expenses and costs of the action and any liability resulting therefrom will be expenses, costs and liabilities of the issuing entity, and the servicer will be entitled to be reimbursed out of the Collection Account. Any indemnification or reimbursement will reduce the amount otherwise available for distribution to the noteholders and the certificateholders.

Under the circumstances specified in the trust sale and servicing agreement, any entity into which the servicer may be merged or consolidated, or any entity resulting from any merger or consolidation to which the servicer is a party, or any entity succeeding to the business of the servicer or, for its obligations as servicer, any entity 25% or more of the voting interests of which are owned, directly or indirectly, by General Motors or by Ally Financial, which entity in each of the foregoing cases assumes the obligations of the servicer under the pooling and servicing agreement and the trust sale and servicing agreement, will be the successor of the servicer under the pooling and servicing agreement and the trust sale and servicing agreement. So long as Ally Financial acts as servicer, the servicer may at any time subcontract any duties as servicer under the pooling and servicing agreement or the trust sale and servicing agreement to any entity in which 25% or more of the voting interests are owned, directly or indirectly, by General Motors or by Ally Financial or to any entity that agrees to conduct these duties in accordance with the servicer’s servicing guidelines and the pooling and servicing agreement and the trust sale and servicing agreement. The servicer may at any time perform specific duties as servicer through subcontractors who are in the business of servicing receivables similar to the receivables, provided that no delegation will relieve the servicer of its responsibility for these duties.

Servicer Default

Servicer Defaults under the trust sale and servicing agreement will consist of:

(1) any failure by the servicer to make any required distribution, payment, transfer or deposit or to direct the indenture trustee to make any required distribution, which failure continues unremedied for five business days after written notice from the indenture trustee or the owner trustee is received by the servicer or after discovery of the failure by an officer of the servicer,

(2) any failure by the servicer to observe or perform in any material respect any other covenant or agreement in the pooling and servicing agreement, the trust sale and servicing agreement, the trust agreement or the indenture which failure materially and adversely affects the rights of the noteholders or the certificateholders and which continues unremedied for 90 days after the giving of written notice of the failure to the servicer by the indenture trustee or the owner trustee or to the servicer, the indenture trustee and the owner trustee by holders of not less than 25% in principal amount of the Controlling Class or after discovery of the failure by an officer of the servicer, and

(3) events of bankruptcy, insolvency or receivership of the servicer or actions by the servicer indicating its insolvency, reorganization pursuant to bankruptcy proceedings, or inability to pay its obligations.

Notwithstanding the foregoing, there will be no Servicer Default where a Servicer Default would otherwise exist under clause (1) above for a period of an additional ten business days or under clause (2) for a period of an additional 60 days if the delay or failure giving rise to the Servicer Default was caused by an act of God or other similar occurrence. Upon the occurrence of any of these events, the servicer will not be relieved from using its best efforts to perform its obligations in a timely manner in accordance with the terms of the pooling and servicing agreement and the trust sale and servicing agreement and the servicer will provide the indenture trustee, the owner trustee, the depositor and the noteholders prompt notice of the failure or delay by it, together with a description of its efforts to so perform its obligations.

Rights upon Servicer Default

As long as a Servicer Default under the trust sale and servicing agreement remains unremedied, the indenture trustee or holders of not less than a majority in principal amount of the Controlling Class may terminate all the rights and obligations of the servicer under the pooling and servicing agreement and the trust sale and servicing agreement. If the notes have been paid in full and the indenture has been discharged with respect thereto, the owner trustee or the holders of certificates evidencing not less than a majority of the voting interests of the outstanding certificates other than certificates owned by the issuing entity, the depositor, the seller, the servicer or any of their respective affiliates may cause the termination of the servicer’s rights and obligations. In either case, upon the termination of the rights and obligations of the servicer, the indenture trustee will succeed to all the responsibilities, duties and liabilities of the servicer under the agreements and will be entitled to similar compensation arrangements. If, however, a bankruptcy trustee or similar official has been appointed for the servicer, and no Servicer Default other than the appointment has occurred, the bankruptcy trustee or official may have the power to prevent the indenture trustee or the noteholders from causing a transfer of servicing. If the indenture trustee is unwilling to so act, it may, and if it is unable to so act, it will appoint, or petition a court of competent jurisdiction for the appointment of, a successor with a net worth of at least $100,000,000 and whose regular business includes the servicing of automotive receivables and which satisfies the other criteria set forth in the trust sale and servicing agreement. The indenture trustee may make arrangements for compensation to be paid, which in no event may be greater than the servicing compensation to the servicer under the trust sale and servicing agreement. If the servicer is terminated under the trust sale and servicing agreement, the servicer must transfer to the indenture trustee or the owner trustee for administration by it of all cash amounts held at that time by the servicer on behalf of the noteholders or the certificateholders for deposit, as applicable.

Waiver of Past Defaults

The holders of at least a majority in principal amount of the Controlling Class may, on behalf of all the noteholders and certificateholders, waive any default by the servicer in the performance of its obligations under the pooling and servicing agreement and the trust sale and servicing agreement and its consequences. The holders, however, cannot waive a Servicer Default in making any required deposits to or payments from any of the Designated Accounts or the Certificate Distribution Account in accordance with the trust sale and servicing agreement. No waiver will impair the noteholders’ or certificateholders’ rights regarding subsequent defaults.

Amendment

Each of the Transfer and Servicing Agreements may be amended by the parties thereto without the consent of the noteholders or certificateholders:

•	to cure any ambiguity,

•	to correct or supplement any provision of those agreements that may be defective or inconsistent with any other provision of those agreements or in any other Related Document,

•	to add or supplement any credit, liquidity or other enhancement arrangement for the benefit of noteholders or certificateholders, provided that, if any addition affects any class of noteholders or certificateholders differently from any other class of noteholders or certificateholders, then the addition will not, as evidenced by an opinion of counsel, adversely affect in any material respect the interests of any class of noteholders or certificateholders, [if the trust is a grantor trust: provided that the consent of the certificateholders is required,]

•	to add to the covenants, restrictions or obligations of the depositor, the servicer, the owner trustee or the indenture trustee, or

•	to add, change or eliminate any other provisions of those agreements in any manner that will not, as evidenced by an opinion of counsel, adversely affect in any material respect the interests of the noteholders or the certificateholders.

Each of the Transfer and Servicing Agreements may also be amended by the parties thereto with the consent of the holders of at least a majority in principal amount of the Controlling Class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the agreement or of modifying in any manner the rights of the noteholders or certificateholders. No amendment may:

(1) increase or reduce the interest rate or principal amount of any note or change any distribution date or the final scheduled distribution date of any note or distributions on the certificates without the consent of the holder thereof, any interest rate or the Specified Reserve Account Balance,

(2) adversely affect the rating of any class of notes by any rating agency hired to rate the notes without the consent of two-thirds of the principal amount of the outstanding notes or the voting interests of the outstanding certificates, as appropriate, or

(3) reduce the percentage required of noteholders or certificateholders to consent to any amendment without the consent of all of the noteholders or certificateholders, as the case may be.

[An opinion of counsel must be delivered to the effect that any amendment would not cause the trust to fail to qualify as a grantor trust for federal income tax purposes.]

[Depositor Repurchase Option

The depositor has an option to purchase a portion of the receivables. The option may be exercised only one time and for a group of receivables having an aggregate receivables principal balance no greater than [    ]% of the initial aggregate receivables principal balance. The purchase price will equal the aggregate receivables principal balance of the repurchased receivables, plus accrued and unpaid interest on the repurchased receivables through the end of the calendar month in which the repurchase occurs. The amount paid by the depositor for the repurchase will constitute collections on the receivables, and will be applied in the same fashion as other collections.]

Distribution of Assets Following Payment in Full of the Notes

Following payment in full of the notes and payment of liabilities of the issuing entity in accordance with applicable law, any remaining assets in the issuing entity and any remaining amount in the reserve account will be distributed to the holders of the certificates.

Insolvency Event

The trust agreement provides that the owner trustee does not have the power to commence a voluntary proceeding in bankruptcy relating to the trust without the prior approval of a majority of the certificateholders. Under no circumstance, however, will the owner trustee commence any proceeding prior to the date that is one year and one day after the termination of the trust. In the trust sale and servicing agreement, each of the servicer and the depositor, respectively, will covenant that it will not, for a period of one year and one day after the final distribution for the notes and the certificates to the Note Distribution Account or the Certificate Distribution Account, as applicable, institute against the trust any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar bankruptcy law. In the pooling and servicing agreement, Ally Financial will covenant that it will not, for a period of one year and one day after the final distribution for the notes and the certificates to the Note Distribution Account or the Certificate Distribution Account, as applicable, institute against the trust or the depositor any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar bankruptcy law.

Certificateholder Liability; Indemnification

Under the trust agreement, certificateholders will be entitled to the same limitation of personal liability extended to stockholders of for profit corporations under the General Corporation Law of the State of Delaware.

The trust sale and servicing agreement provides that the servicer will indemnify the indenture trustee and the owner trustee from and against any loss, liability, expense, damage or cost arising out of or incurred in connection with the acceptance or performance of its duties pursuant to the trust sale and servicing agreement or the other transaction documents, including any judgment, award, settlement, reasonable attorneys’ fees and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding or claim. Neither the indenture trustee nor owner trustee will be indemnified if the acts or omissions or alleged acts or omissions constitute willful misfeasance, bad faith or negligence (gross negligence, in the case of the owner trustee) by the indenture trustee or the owner trustee, as applicable. In addition, the servicer will indemnify the issuing entity, the indenture trustee, the owner trustee, the noteholders and the certificateholders against losses arising out of the negligence, willful misfeasance or bad faith of the servicer in the performance of its duties under the trust sale and servicing agreement and the other transaction documents or by reason of its reckless disregard of its obligations and duties thereunder. The servicer will also indemnify the parties against any taxes that may be asserted against the parties for the transactions contemplated in the trust sale and servicing agreement, other than taxes on the sale of receivables or securities, the ownership of receivables or the receipt of payments on securities or other compensation.

Termination

The trust will terminate upon the final distribution by the indenture trustee and the owner trustee of all monies and other property of the trust in accordance with the terms of the trust agreement, the indenture and the trust sale and servicing agreement, including in the case of the exercise by the servicer of its repurchase option as described below. Upon termination of the trust and payment or deposit into the Note Distribution Account and the Certificate Distribution Account of all amounts to be paid to the securityholders, any remaining assets of the trust [and any amounts remaining on deposit in the reserve account] will be paid to the certificateholders.

In order to avoid excessive administrative expense, if the outstanding aggregate receivables principal balance of the receivables held by the trust is less than or equal to [10]% of the initial aggregate receivables principal balance, [the servicer or its successor][, or if the servicer does not exercise the option, a holder of all of the certificates,][ the depositor or any affiliate thereof] will be permitted to purchase from the trust all remaining receivables and other trust assets. This purchase is at the option of the servicer, or its successor, and would be calculated as of the last day of any monthly period. The purchase price paid by the servicer, or its successor, would be equal to the greater of the aggregate receivables principal balance plus accrued and unpaid interest for these receivables and the sum of the basic servicing fee for the related monthly period and the unpaid principal of the outstanding notes plus, for all notes, accrued and unpaid interest thereon through but excluding the related distribution date[, and any amounts payable by the issuing entity under any interest rate swaps]. Any outstanding notes will be redeemed concurrently therewith and the subsequent distribution to certificateholders of all amounts required to be distributed to them pursuant to the trust agreement will effect early retirement of the certificates. The indenture trustee will give written notice of redemption to each noteholder of record and the owner trustee will give written notice of dissolution of the trust to each certificateholder of record. The final distribution to any noteholder or certificateholder will be made only upon surrender and cancellation of that noteholder’s note at an office or agency of the indenture trustee specified in the notice of redemption or that certificateholder’s certificate at an office or agency of the owner trustee specified in the notice of dissolution.

Administration Agreement

Ally Financial, in its capacity as administrator, will enter into the administration agreement with the issuing entity and the indenture trustee pursuant to which Ally Financial, as administrator, will agree, to the extent provided in the administration agreement, to provide the notices and to perform other administrative obligations required by the indenture and the trust agreement. As compensation for the performance of the administrator’s obligations under the administration agreement and as reimbursement for its expenses thereto, Ally Financial, as administrator, will be entitled to an administration fee in an amount equal to $[1,500] per month. [The servicer will pay the administration fee to the extent not waived by the administrator.]

Custodian Agreement

To facilitate the servicing of the receivables, the issuing entity will enter into the custodian agreement with Ally Financial pursuant to which Ally Financial will be authorized to act as custodian and to retain physical possession of the receivables held by the issuing entity and other documents relating thereto as custodian for the issuing entity.

Credit Enhancement

Subordination of Interests. The subordination of the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes in priority of payments to the Class A Notes provides additional credit enhancement to the holders of the Class A Notes. The subordination of the Class C Notes, the Class D Notes and the Class E Notes in priority of payments to the Class B Notes provides additional credit enhancement to the holders of the Class B Notes. The subordination of the Class D Notes and the Class E Notes in priority of payments to the Class C Notes provides additional credit enhancement to the holders of the Class C Notes. The subordination of the Class E Notes in priority of payments to the Class D Notes provides additional credit enhancement to the holders of the Class D Notes. For a further description of the subordination of the notes, see “The Notes—Payments of Principal” and “The Notes—Payments of Interest.”

Reserve Account. Amounts on deposit in the reserve account, if any, will be applied to make payments to noteholders and certificateholders in accordance with the priority of payments to the extent those amounts remain unsatisfied after the application of collections and other available funds in accordance with the priority of payments. The reserve account provides credit enhancement by adding an additional potential source of funds available to make payments on the securities. Pursuant to the trust sale and servicing agreement, the issuing entity will establish the reserve account with the indenture trustee. The reserve account will be funded by an initial deposit on the [initial] closing date of $        , which equals     % of the initial aggregate receivables principal balance. The “Specified Reserve Account Balance” will [generally] be the lesser of     % of the initial aggregate receivables principal balance and the aggregate principal balance of the notes[, although during the revolving period, if the aggregate receivables principal balance is less than the principal balance of the notes during a monthly period, the Specified Reserve Account Balance will increase by an amount equal to the approximate negative carry, which is an amount equal to the excess, if any, of (1) the note principal balance over (2) the aggregate receivables principal balance after giving effect to any purchases of additional receivables on the related distribution date, multiplied by one-twelfth of the excess of (a) the weighted average interest rate on the notes over (b) One-Month LIBOR.] [At its election, the depositor will be entitled to make deposits into the reserve account not to exceed     % of the initial aggregate receivables principal balance]. On each distribution date, the amount in the reserve account will be applied as described under “The Notes—Distributions—Priorities for Applications[: Revolving Period” and “—Distributions—Priorities for Applications: Amortization Period.”] in this prospectus.

Overcollateralization. The aggregate principal balance of all Receivables held by the trust[, discounted by the Discount Rate,] will exceed the aggregate principal balance of the notes issued by the issuing entity. See “Summary—The Receivables—Overcollateralization” in this prospectus. This excess creates credit enhancement by allowing for some amount of losses on the receivables before a shortfall in funds available to make payments on the notes would occur. As of the [initial] closing date, the initial aggregate receivables principal balance will exceed the initial aggregate principal balance of the notes by approximately     %, which is $        . [Collections on the receivables will be applied to reach or maintain, as applicable, the Overcollateralization Target Amount.] [The Overcollateralization Target Amount will be     % of the initial aggregate receivables principal balance [during the revolving period.]] [The Overcollateralization Target Amount will be     % of the initial aggregate receivables principal balance during the amortization period [for so long as the Class [A-2] Notes are outstanding. After the Class [A-2] Notes are paid in full, the overcollateralization target amount will be reduced to     % of the initial aggregate receivables principal balance.]] See “The Notes—Distributions” in this prospectus.

[Cash Advances, Deposits or Letters of Credit. The depositor will fund accounts in addition to the reserve account, or may otherwise provide cash advances, deposits or establish letters of credit to provide additional funds that can be applied to make payments on the securities issued by the issuing entity.][Insert description of cash advances, deposits or letters of credit.]

[Insurance Policy from a Monoline Financial Guarantor. The [Class A] notes will be insured through an insurance policy from a monoline financial guarantor. An insurance policy from a monoline financial guarantor creates credit enhancement because, should the issuing entity fail to make payments on the notes, the monoline financial guarantor will have an unconditional and irrevocable obligation to pay those amounts not paid by the issuing entity. On the [initial] closing date, the [monoline insurer] will issue a financial guaranty insurance policy, or the “policy,” to the indenture trustee for the benefit of the [Class A] noteholders. Under this policy, the [monoline insurer] will unconditionally and irrevocably guarantee the following payments due on the [Class A] notes (the “scheduled insurer payments”):

•	interest due on the [Class A] notes on each distribution date,

•	principal on the [Class A] notes to the extent the principal amount of the [Class A] notes would otherwise exceed the pool balance of the receivables as of the end of the prior calendar month, after taking into account all reductions in the principal amount of the [Class A] notes funded from other sources and

•	principal due on each class of the [Class A] notes on its final scheduled distribution date, to the extent that the class is not paid in full on or prior to the final scheduled distribution date from other sources.

In addition, the monoline insurer will guarantee to pay any scheduled insurer payment that was subsequently avoided in whole or in part as a preference payment under applicable law. In the event the indenture trustee fails to make a claim under the policy, the [Class A] noteholders do not have the right to make a claim directly under the policy, but may compel the indenture trustee to do so.

The monthly insurance premiums to be paid to the monoline insurer, any unreimbursed draws made by the monoline insurer under the policy and any other unpaid amounts owed to the monoline insurer under the insurance agreement will be paid from the monthly distributions of the issuing entity.

Information required by Item 1114 will be provided with respect to the monoline insurer.]

The presence of a reserve account is intended to enhance the likelihood of receipt by the noteholders of the full amount of principal and interest due thereon and to decrease the likelihood that the noteholders will experience losses. The overcollateralization[, cash advances, letters of credit][, reserve account] and subordination of interests [, other than an insurance policy issued by a monoline financial guarantor,] will not provide protection against all risks of loss and will not guarantee repayment of the entire principal balance of the notes and interest thereon. [An insurance policy will only provide protection to the holders of [the Class A Notes]]. If shortfalls in available funds occur and exceed the amount covered by overcollateralization[, cash advances, letters of credit][, reserve account] and subordination of interests [or are not covered by any insurance policy], securityholders will bear their allocable share of those deficiencies.

Investment of Funds

Collections on the receivables [and any money held in the accumulation account] are held in accounts with eligible depositary institutions, which accounts are subject to the security interest of the indenture trustee for the benefit of the noteholders. These accounts will be established with the indenture trustee. All amounts held in the transaction accounts will be invested [as specified in the servicing agreement] [at the written direction of the servicer].

The servicer will invest and reinvest collections in certain Eligible Investments. “Eligible Investments” generally include obligations of the United States, certain demand deposits, time deposits or certificates of deposit of (subject to certain eligibility requirements) any depository institution or trust company incorporated under the laws of the United States or any state thereof (or any domestic branch of a foreign bank) and subject to supervision and examination by Federal or State banking or depository institution authorities; commercial paper having, at the time of the investment or contractual commitment to invest therein, a rating from each of the hired rating agencies rating the notes in the highest investment category for short-term unsecured debt obligations or certificates of deposit granted thereby; investments in money market or common trust funds having a rating from each of the hired rating agencies rating the notes in the highest investment category for short-term unsecured debt obligations or certificates of deposit granted thereby; certain bankers’ acceptances issued by any depository institution or trust company and repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed by, the United States or any agency or instrumentality thereof the obligations of which are backed by the full faith and credit of the United States; and commercial paper master notes having, at the time of the investment or contractual commitment to invest therein, a rating from each of the hired rating agencies rating the notes in the highest investment category for short-term unsecured debt obligations[; and in any other investment permitted by each of the hired rating agencies rating the notes]. If a hired rating agency rating the notes fails to provide a rating for a specified investment, then an equivalent required deposit rating may be obtained from another nationally recognized rating agency.

Unless otherwise permitted by the rating agencies hired to rate the notes, any such Eligible Investments must mature or if such Eligible Investment does not mature, be liquidated (A) not later than the business day immediately preceding the next distribution date, or (B) on such next distribution date if either (x) such investment is issued by the institution with which the Note Distribution Account is then maintained or (y) the indenture trustee (so long as the short-term unsecured debt obligations of the indenture trustee are higher than or equal to a specified level by each rating agency hired to rate the notes (such specified ratings being “R-1 (middle)” by DBRS, “F1” by Fitch, “P-1” by Moody’s and “A-1+” by Standard & Poor’s, as applicable) on the date such investment is made) will advance funds on such distribution date to the Note Distribution Account in the amount payable on such investment on such distribution date pending receipt thereof to the extent necessary to make distributions on the notes on such distribution date. Unless the indenture trustee objects prior to the time an investment is made, the indenture trustee will be deemed to have agreed to make such advance with respect to such investment.

The servicer is entitled to receive all investment earnings (net of losses and investment expenses) [, except for investment earnings on funds in the accumulation account.]

The activity in the transaction accounts will be verified by the servicer and the indenture trustee.

[Interest Rate [Swaps][Caps]

General. On the [initial] closing date, the issuing entity will enter into an interest rate [swap][cap] with the [swap][cap] counterparty with respect to each floating rate class or tranche of notes, if any. We refer to each of these [swaps as a “primary swap.”] [caps as a “primary cap.”] The primary [swaps][caps] are designed to provide the issuing entity protection against adverse movements in interest rates associated with interest paid on each class or tranche of floating rate notes.

[Primary Swaps. Under each primary swap, on the business day prior to the distribution date, the issuing entity will be obligated to pay the swap counterparty an amount based on a fixed interest rate and the swap counterparty will be obligated to pay the issuing entity an amount based on a floating interest rate of One-Month LIBOR plus an applicable spread, in each case based upon a notional amount equal to the outstanding principal balance on each class or tranche of floating rate notes. The amount the issuing entity is obligated to pay will be netted against the amount the swap counterparty is obligated to pay under each primary swap. Only the net amount will be due from the issuing entity or the swap counterparty, as applicable. The obligations of the issuing entity and the swap counterparty under the primary swaps are unsecured.]

[Primary Caps. Under each primary cap, on the business day prior to the distribution date, the cap counterparty will be obligated to pay the issuing entity an amount equal to the excess of the interest rate on each class or tranche of floating rate notes over an interest rate equal to One-Month LIBOR plus an applicable spread, which amount will not be less than zero. The obligations of the cap counterparty under the primary caps are unsecured.]

Events of Default/Termination Events. Each primary [swap][cap] will provide for specified events of default and termination events. [Events of default applicable to the issuing entity in respect of primary swaps include, among others:

•	the issuing entity’s failure to make payments due under the applicable primary swap,

•	a merger by the issuing entity without an assumption of its obligations under the applicable primary swap,

•	the occurrence of a bankruptcy related Event of Default by the issuing entity under the indenture or the occurrence of a non-bankruptcy related Event of Default by the issuing entity under the indenture after which the notes are declared due and payable and the indenture trustee sells the assets of the issuing entity, as described in this prospectus under “The Notes—The Indenture—Events of Default; Rights Upon Event of Default,” and

•	an amendment to the transaction documents that is adverse to the swap counterparty is made without the approval of the swap counterparty where such approval is required.

[There will not be any events of default applicable to the issuing entity under the primary caps.]

Events of default applicable to the [swap][cap] counterparty include, among others:

•	the failure by the [swap][cap] counterparty to make payments due under the applicable primary [swap][cap],

•	the breach by the [swap][cap] counterparty of the agreement evidencing the applicable primary [swap][cap],

•	the existence of a misrepresentation by the swap counterparty in the agreement evidencing the applicable primary [swap][cap],

•	the occurrence of bankruptcy and insolvency events with respect to the [swap][cap] counterparty, and

•	a merger by the [swap][cap] counterparty without an assumption of its obligations under the applicable primary [swap][cap].

Termination events applicable to the [swap][cap] counterparty include:

•	failure of the [swap][cap] counterparty (or its credit support provider, if any) to maintain its credit rating at certain levels required by the interest rate [swap][cap] agreement, if so required, which failure may not constitute a termination event if the[swap][cap] counterparty maintains certain minimum credit ratings and, among other things:

•	at its own expense obtains an unconditional guarantee or similar assurance from a guarantor with the appropriate credit rating,

•	posts collateral or

•	assigns its rights and obligations under the interest rate [swap][cap] agreement to a substitute [swap][cap] counterparty that satisfies the eligibility criteria set forth in the interest rate [swap][cap] agreement.

Certain termination events, including illegality and specified tax events, will also apply to both the issuing entity and the [swap][cap] counterparty.

[In the event of the termination of a primary swap, a termination payment may be due, either to the swap counterparty by the issuing entity out of funds that would otherwise be available to make payments on the notes or to the issuing entity by the swap counterparty.] [In the event of the termination of a primary cap, a termination payment will be due to the issuing entity by the cap counterparty.] The amount of the termination payment will be based on a measure of the market value of the [swap][cap] transaction at the time of termination in accordance with procedures set forth in the applicable primary [swap][cap]. The termination payment could be substantial if market interest rates and other conditions have changed materially since the issuance of the notes and certificates.

Replacement of the [Swap][Cap] Counterparty. If an event of default occurs under a primary [swap][cap], the non-defaulting party may elect to terminate that primary [swap][cap]. If certain termination events occur under a primary [swap][cap] as to which the [swap][cap] counterparty is the affected party, the [swap][cap] counterparty must, upon becoming aware of the occurrence of such event, commence using its best efforts, not involving any material expenditure, to arrange for the substitution of another party as [swap][cap] counterparty that is satisfactory to the issuing entity so that the termination event ceases to exist. If certain termination events occur under a primary [swap][cap] as to which the issuing entity is the affected party, the [swap][cap] counterparty must, upon request of the issuing entity, commence using its best efforts, not involving any material expenditure, to arrange for the substitution of another party as [swap][cap] counterparty that is satisfactory to the issuing entity so that the termination event ceases to exist. If, in either such case, the [swap][cap] counterparty fails to effect such a substitution within 20 days of the required date for commencement of such best efforts, the primary [swap][cap] will terminate on the fifth business day following the expiration of such 20 day period unless the [swap][cap] counterparty and the issuing entity agree otherwise.

Amendments to Transaction Documents. The [swap][cap] counterparty may have the right to consent to amendments under the transaction documents that would materially and adversely affect the interests of the [swap][cap] counterparty.

Back-to-Back [Swaps][Caps]. On the [initial] closing date, [Ally Investment Management LLC] will enter into an interest rate [swap][cap] with the [swap][cap] counterparty with respect to each primary [swap][cap]. We refer to each of these [swaps][caps] as a “back-to-back [swap][cap].” Under each back-to-back [swap][cap], [Ally Investment Management LLC] assumes the risk that the receivables will prepay at a speed faster or slower than expected, thereby causing the notional principal amount of the [swap][cap] to be less than or greater than expected and the risk that the related primary [swap][cap][and the risk that the issuing entity fails to pay some or all of the amount, if any, owing by the issuing entity to the swap counterparty upon an early termination of the related primary swap], which reduces the cost to the issuing entity of entering into the related primary [swap][cap] with the [swap][cap] counterparty.

The back-to-back [swaps][caps] entered into by [Ally Investment Management LLC] will be separate and independent from the primary [swaps][caps]. Accordingly, an event of default or termination event under a back-to-back [swap][cap] resulting in early termination of such back-to-back [swap][cap] will not cause an early termination of the related primary [swap][cap].

The information under the headings “—[Swap][Cap] Counterparty” has been provided by the [swap][cap] counterparty for use in this prospectus. Except for that section, the [swap][cap] counterparty and its affiliates have not prepared and do not accept responsibility for this prospectus. The information regarding the [swap][cap] counterparty in those sections has been furnished solely to provide limited introductory information regarding the [swap][cap] counterparty and does not purport to be comprehensive.

[Swap][Cap] Counterparty. The [swap][cap] counterparty will be                 .                      is a                     and is an [indirect wholly owned subsidiary] of                     , a                      in                     . [Information with respect to the general character and business of the [swap][cap] counterparty to be included.]

[Swap][Cap] Agreement Significance Percentage. Based on a reasonable good faith estimate of maximum probable exposure calculated in accordance with Ally Financial’s general risk management procedures, the significance percentage of the interest rate [swap][cap] agreement is less than 10%. [To be inserted if applicable — financial information required by Item 1115 of Regulation AB to the extent any providers of derivative instruments is liable or contingently liable to provide payments representing 10% or more of the cash flow.]

USE OF PROCEEDS

The net proceeds to be received by the depositor from the sale of the notes on the [initial] closing date will be applied to the purchase of the receivables from Ally Financial.

CERTAIN FEES AND EXPENSES

Basic Servicing Fee	[1.25]% per annum
[Additional Servicing Fee	[1.00]% per annum]
Indenture Trustee Fee	$ ] per annum plus reasonable expenses
Owner Trustee Fee	$ ] per annum plus reasonable expenses
Owner Trustee Certificate Administration (Tax) Fee	up to $[ ] per annum (for less than [100] holders) plus reasonable expenses
Administrator Fee	$[ ] per annum plus reasonable expenses
Asset Representations Reviewer Fee	$[ ] per annum plus reasonable expenses
[Monoline Insurer Fee	[ ] per annum]

The basic servicing fee [and the additional servicing fee] will be paid out of collections from the receivables on each distribution to the extent of available funds. In addition, the servicer also will be entitled to a supplemental servicing fee, which will not be paid out of collections, and will include late fees, prepayment charges and other administrative fees and expenses collected during the month and investment earnings on the trust accounts [other than the accumulation account]. The servicer is entitled to be reimbursed out of the receivables cash flows for liquidation expenses and other out-of-pocket costs related to liquidation, not to exceed $[300] per receivable or such greater amount as the servicer determines necessary in accordance with its customary procedures to refurbish and dispose of a financed vehicle. [See “Servicing Procedures—Servicing Compensation and Payment of Expenses” in this prospectus.] To the extent not paid by the sponsor, the indenture trustee, the owner trustee, the asset representations reviewer and the administrator fees, [indemnities] and reasonable expenses will be paid out of collections from the receivables.] [If the indenture trustee assumes the role of servicer, the indenture trustee will be entitled to be paid out of collections for reimbursement of expenses incurred in assuming the role of successor servicer.]

[MONEY MARKET INVESTMENTS

The Class A-1 Notes will be structured to be “eligible securities” for purchase by money market funds under Rule 2a-7 under the Investment Company Act of 1940, as amended. Rule 2a-7 includes additional criteria for investments by money market funds, including requirements relating to portfolio maturity, liquidity and risk diversification. If you are a money market fund contemplating a purchase of Class A-1 Notes, you should consult your counsel before making a purchase.]

LEGAL ASPECTS OF THE RECEIVABLES

Security Interest in Vehicles

For all states in which the receivables have been originated, retail instalment sale contracts evidence the credit sale of automobiles and light trucks by dealers to purchasers. The contracts also constitute personal property security agreements and include grants of security interests in the vehicles under the Uniform Commercial Code. If Ally Financial originated the receivables directly, the direct purchase money loans would be evidenced by a promissory note and security agreement. Perfection of security interests in the vehicles is generally governed by the motor vehicle registration laws of the state in which the vehicle is located. In all states in which the receivables have been originated, a security interest in a vehicle is perfected by notation of the secured party’s lien on the vehicle’s certificate of title.

Pursuant to the pooling and servicing agreement, Ally Financial will assign its security interest in the financed vehicles securing the receivables to the depositor, and pursuant to the trust sale and servicing agreement, the depositor will assign its security interest in the financed vehicles securing the receivables to the issuing entity and the issuing entity will pledge its interest to the indenture trustee. However, because of the administrative burden and expense, no certificate of title will be amended to identify the issuing entity as the new secured party relating to a financed vehicle or the interest of the indenture trustee in the financed vehicle. Also, Ally Financial will hold any certificates of title relating to the vehicles in its possession as custodian for the depositor and the issuing entity pursuant to a custodian agreement entered into pursuant to the pooling and servicing agreement and the trust sale and servicing agreement. See “The Transfer and Servicing Agreements—Sale and Assignment of Receivables” in this prospectus.

Under the Uniform Commercial Code, a purchaser of chattel paper who takes physical possession (or, in the case of electronic chattel paper, takes control) of the chattel paper has priority over the seller and its creditors in the event of the seller’s bankruptcy. If a retail instalment sale contract is amended and the purchaser does not or is unable to take physical possession (or, in the case of electronic chattel paper, control) of the signed original amendment, there is a risk that creditors of the selling dealer could have priority over the trust’s rights in the contract.

An assignment of the nature of the assignment contained in each of the pooling and servicing agreement and the trust sale and servicing agreement is an effective conveyance of a security interest without amendment of any lien noted on a vehicle’s certificate of title, and the assignee succeeds by the assignment to the assignor’s rights as secured party. In the absence of fraud or forgery by the vehicle owner or Ally Financial or its subsidiaries or administrative error by state or local agencies, in most states the notation of the secured party’s lien on the certificates of title will be sufficient to protect the issuing entity against the rights of subsequent purchasers of a financed vehicle from an obligor or subsequent lenders to an obligor who take a security interest in a financed vehicle. If there are any financed vehicles as to which Ally Financial failed to obtain a perfected security interest, its security interest would be subordinate to, among others, subsequent purchasers of the financed vehicles and holders of perfected security interests. This failure, however, would constitute a breach of the warranties of Ally Financial under the pooling and servicing agreement and, if the interests of the securityholders in the receivable are materially and adversely affected, would create an obligation of Ally Financial to repurchase that receivable unless the breach is cured. Similarly, the security interest of the issuing entity in the vehicle could be defeated through fraud or negligence and, because the issuing entity is not identified as the secured party on the certificate of title, by the bankruptcy petition of the obligor.

Transfer and release of security interests in the vehicles is generally governed by the motor vehicle registration laws of the state in which the vehicle is located. Failure to comply with these detailed requirements could result in liability to the issuing entity or the release of the lien on the vehicle or other adverse consequences. Some states permit the release of a lien on a vehicle upon the presentation by the dealer, obligor or persons other than the servicer to the applicable state registrar of liens of various forms of evidence that the debt secured by the lien has been paid in full. For example, the State of New York passed legislation allowing a dealer of used motor vehicles to have the lien of a prior lienholder in a motor vehicle released, and to have a new certificate of title with respect to that motor vehicle reissued without the notation of the prior lienholder’s lien, upon submission to the

Commissioner of the New York Department of Motor Vehicles of evidence that the prior lien has been satisfied. It is possible that, as a result of fraud, forgery, negligence or error, a lien on a financed vehicle could be released without prior payment in full of the receivable.

Under the laws of most states, the perfected security interest in a vehicle would continue for four months after a vehicle is moved to a state other than the state in which it is initially registered and thereafter until the vehicle owner re-registers the vehicle in the new state. A majority of states generally require surrender of a certificate of title to re-register a vehicle. Accordingly, a secured party must surrender possession if it holds the certificate of title to the vehicle or, in the case of vehicles registered in states providing for the notation of a lien on the certificate of title but not possession by the secured party, the secured party would receive notice of surrender of the certificate of title from the state department of motor vehicles. Thus, the secured party would have the opportunity to re-perfect its security interest in the vehicles in the state of relocation. In states that do not require surrender of a certificate of title for registration of a motor vehicle, re-registration could defeat perfection. In the ordinary course of servicing receivables, the servicer takes steps to effect re-perfection upon receipt of notice of re-registration or information from the obligors as to relocation. Similarly, when an obligor sells a vehicle, the servicer must surrender possession of the certificate of title or will receive notice as a result of its lien noted thereon and accordingly will have an opportunity to require satisfaction of the receivable before release of the lien. Under the pooling and servicing agreement, the servicer is obligated to take appropriate steps, at the servicer’s expense, to maintain perfection of security interests in the financed vehicles.

Under the laws of most states, liens for repairs performed on a motor vehicle and liens for unpaid taxes take priority over even a perfected security interest in a financed vehicle. The Internal Revenue Code also grants priority to some federal tax liens over the lien of a secured party. The laws of some states and federal law permit the confiscation of motor vehicles by governmental authorities under some circumstances if used in unlawful activities, which may result in the loss of a secured party’s perfected security interest in the confiscated motor vehicle. Under the pooling and servicing agreement, Ally Financial will have represented to the depositor that, as of the [respective] sale date, each receivable is or will be secured by a first perfected security interest in favor of Ally Financial in the financed vehicle. The depositor will have assigned the representation, among others, to the issuing entity pursuant to the trust sale and servicing agreement. However, liens for repairs or taxes, or the confiscation of a financed vehicle, could arise at any time during the term of a receivable. No notice will be given to the owner trustee, the indenture trustee, the issuing entity, the noteholders or the certificateholders if a lien or confiscation arises.

Repossession

In the event of default by vehicle purchasers, the holder of the retail instalment sale contract or direct purchase money loan has all the remedies of a secured party under the Uniform Commercial Code, except where specifically limited by other state laws. Among the Uniform Commercial Code remedies, the servicer, as agent on behalf of the secured party, has the right to perform self-help repossession unless the act would constitute a breach of the peace. Self-help is the method employed by the servicer, as agent on behalf of the secured party, in most cases and is accomplished simply by retaking possession of the financed vehicle. In the event of default by the obligor, some jurisdictions require that the obligor be notified of the default and be given a time period within which he may cure the default prior to repossession. Generally, the right of reinstatement may be exercised on a limited number of occasions in any one-year period. In cases where the obligor objects or raises a defense to repossession, or if otherwise required by applicable state law, a court order must be obtained from the appropriate state court, and the vehicle must then be repossessed in accordance with that order. A secured party may be held responsible for damages caused by a wrongful repossession of a vehicle.

Notice of Sale; Redemption Rights

The Uniform Commercial Code and other state laws require the secured party to provide the obligor with reasonable notice of the date, time and place of any public sale or the date after which any private sale of the collateral may be held. In addition, a consent order between the servicer and the Federal Trade Commission imposes similar requirements for the giving of notice for any sale. The obligor has the right to redeem the collateral prior to actual sale by paying the secured party the unpaid principal balance of the obligation plus reasonable expenses for repossessing, holding and preparing the collateral for disposition and arranging for its sale, plus, in some jurisdictions, reasonable attorneys’ fees, or, in some states, by payment of delinquent installments or the unpaid balance.

Deficiency Judgments and Excess Proceeds

The proceeds of resale of the financed vehicles generally will be applied first to the expenses of resale and repossession and then to the satisfaction of the indebtedness. In many instances, the remaining principal amount of the indebtedness will exceed the proceeds. While some states impose prohibitions or limitations on deficiency judgments if the net proceeds from resale do not cover the full amount of the indebtedness, a deficiency judgment can be sought in those states that do not prohibit or limit these judgments. However, the deficiency judgment would be a personal judgment against the obligor for the shortfall, and a defaulting obligor can be expected to have very little capital or sources of income available following repossession. Therefore, in many cases, it may not be useful to seek a deficiency judgment or, if one is obtained, it may be settled at a significant discount.

Occasionally, after resale of a vehicle and payment of all expenses and all indebtedness, there is a surplus of funds. In that case, the Uniform Commercial Code requires the creditor to remit the surplus to any holder of a lien on the vehicle or if no lienholder exists or there are remaining funds, the Uniform Commercial Code and a consent order between the servicer and the Federal Trade Commission require the creditor to remit the surplus to the former owner of the vehicle.

Consumer Protection Laws

Numerous federal and state consumer protection laws and regulations impose substantial requirements upon lenders and servicers involved in consumer finance. These laws include the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Federal Trade Commission Act, the Fair Credit Reporting Act, the Fair Debt Collection Procedures Act, the Magnuson-Moss Warranty Act, the Consumer Financial Protection Bureau’s Regulations B and Z, the Servicemembers Civil Relief Act of 2003, the Texas Consumer Credit Code, state adoptions of the National Consumer Act and of the Uniform Consumer Credit Code and state sales finance and other similar laws. Also, state laws impose finance charge ceilings and other restrictions on consumer transactions and require contract disclosures in addition to those required under federal law. These requirements impose specific statutory liabilities upon creditors who fail to comply with their provisions. In some cases, this liability could affect an assignee’s ability to enforce consumer finance contracts, including the receivables. If a seller of receivables is not liable for indemnifying the issuing entity as assignee of the receivables from the seller, failure to comply could impose liability on an assignee in excess of the amount of the receivable.

The so-called “holder-in-due-course rule” of the Federal Trade Commission, the provisions of which are generally duplicated by the Uniform Consumer Credit Code, other state statutes or the common law, has the effect of subjecting a seller in a consumer credit transaction, and some creditors and their assignees, to all claims and defenses which the obligor in the transaction could assert against the seller of goods. Liability under the holder-in-due-course rule is limited to the amounts paid by the obligor under the contract, and the holder of the contract may also be unable to collect any balance remaining due thereunder from the obligor.

Most of the receivables will be subject to the requirements of the holder-in-due-course rule. The issuing entity, as holder of the receivables, will be subject to any claims or defenses that the purchaser of the financed vehicle may assert against the seller of the financed vehicle. These claims are limited to a maximum liability equal to the amounts paid by the obligor on the receivable. If an obligor were successful in asserting these claims or defenses, these claims or defenses would constitute a breach of Ally Financial’s warranties under the pooling and servicing agreement and may create an obligation of Ally Financial to repurchase the receivable unless the breach is cured in all material respects. See “The Transfer and Servicing Agreements—Sale and Assignment of Receivables” in this prospectus.

Courts have imposed general equitable principles upon secured parties pursuing repossession and litigation involving deficiency balances. These equitable principles may have the effect of relieving an obligor from some or all of the legal consequences of a default.

In several cases, consumers have asserted that the self-help remedies of secured parties under the Uniform Consumer Credit Code and laws violate the due process protections provided under the 14th Amendment to the Constitution of the United States. Courts have generally upheld the notice provisions of the Uniform Commercial Code and laws as reasonable or have found that the repossession and resale by the creditor do not involve sufficient state action to afford constitutional protection to consumers.

Under the pooling and servicing agreement, Ally Financial will represent to the depositor that each receivable complies with all requirements of law in all material respects. The depositor will have assigned the representation, among others, to the issuing entity. Accordingly, if an obligor has a claim against the issuing entity for violation of any law and that claim materially and adversely affects the trust’s interest in a receivable, the violation may create an obligation to repurchase the receivable unless the breach is cured in all material respects. See “The Transfer and Servicing Agreements—Sale and Assignment of the Receivables” in this prospectus.

Other Limitations

In addition to the laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including federal bankruptcy laws and state laws, may interfere with or affect the ability of a secured party to realize upon collateral or to enforce a deficiency judgment. For example, in a Chapter 13 proceeding under the federal bankruptcy law, a court may prevent a creditor from repossessing the financed vehicle, and, as part of the rehabilitation plan, reduce the amount of the secured indebtedness to the market value of the financed vehicle at the time of bankruptcy, leaving the creditor as a general unsecured creditor for the remainder of the indebtedness. A bankruptcy court may also reduce the monthly payments due under a contract or change the rate of finance charge and time of repayment of the indebtedness.

Transfer of Vehicles

Each receivable prohibits the sale or transfer of the related financed vehicle without the servicer’s consent. Upon a sale or transfer of the financed vehicle without the servicer’s consent, the servicer is permitted to accelerate the maturity of the receivable. The servicer will not consent to a sale or transfer and will require prepayment of the receivable. Although the servicer, as agent of the issuing entity, may enter into a transfer of equity agreement with the secondary purchaser for the purpose of effecting the transfer of the vehicle, the new obligation will not be included in the pool of receivables.

INSOLVENCY ASPECTS OF THE OFFERINGS

Potentially Applicable Insolvency Regimes

Three different sponsor-related entities—Ally Financial (the sponsor itself), the depositor and the issuing entity—will be involved in each offering of notes. Three different legal regimes (two federal, one state) for the liquidation or reorganization of insolvent companies could be applicable to each of these three entities:

•	The federal Bankruptcy Code is available for any “person” that is eligible to be a “debtor” pursuant to Section 109 of the Bankruptcy Code. There is some question as to whether the trust would qualify as a “person” under the Bankruptcy Code, as the only trusts that have been permitted to seek protection under the Bankruptcy Code are “business trusts.”

•	The Dodd-Frank Wall Street Reform and Consumer Protection Act, referred to herein as “Dodd-Frank,” established the Orderly Liquidation Authority, or “OLA,” under which the FDIC is authorized to act as receiver of a “covered financial company” and, under certain circumstances, its “covered subsidiaries.”

•	State laws contain liquidation and receivership provisions.

The ability of an insolvency proceeding to occur under either federal regime with respect to the issuing entity depends on the specific factual circumstances at the time of the proposed insolvency case and upon developments in the law, as described more fully below in “—Bankruptcy Code Case.” Whether an insolvency proceeding occurs under the Bankruptcy Code, OLA or state law, its occurrence with respect to the issuing entity or the depositor, each of which this prospectus sometimes refers to as a “special purpose entity,” or with respect to Ally Financial could result in losses or delays in the payment on the notes or certificates, as described more fully below in “—Consequences for the Payments on the Notes and Certificates Resulting from Insolvency Proceedings.” In addition, an insolvency proceeding with respect to Ally Financial or the depositor under either federal regime may recapture receivables that have been transferred to the issuing entity and bring them under the administration of the applicable insolvency regime, even if the issuing entity itself is not the subject of the insolvency proceeding, as described more fully below in “—Recharacterization of Receivables Sales or Substantive Consolidation.” To mitigate these risks, each transaction has been structured to reduce the likelihood of an insolvency proceeding with regard to the depositor or the issuing entity and the likelihood that an insolvency proceeding with respect to Ally Financial or the depositor will recover or reclaim the receivables, as described below in “—Measures to Avoid Insolvency Proceedings With Respect to Special Purpose Entities.”

Bankruptcy Code case.

It is unclear as to whether the issuing entity is eligible to be the subject of a bankruptcy case. If it is, then the issuing entity may be subject to a liquidation or reorganization under federal bankruptcy law.

Only a “person” as defined in the Bankruptcy Code can be a debtor eligible for federal bankruptcy relief. The Bankruptcy Code defines “person” to “include” a “corporation” and “corporation” to “include” a “business trust.” The legislative history of the Bankruptcy Code, however, indicates that the term “person” does not otherwise include the issuing entity. Therefore, the issuing entity’s eligibility as a debtor under the Bankruptcy Code depends on whether or not it would be found to be a “business trust” by the court determining eligibility. Case law indicates that whether or not a statutory trust will qualify as a business trust depends on whether the trust is actually operating a business or at least has a business or profit-making objective. Some cases have required additional elements, such as the transferability of the beneficial interests in the trust. Other decisions have highlighted whether the trust was created for the benefit and profit of investor beneficiaries.

A reasonable argument can be made that the issuing entity engages in activities that will qualify it as a business trust, and thus, a “corporation” and a “person” eligible to be a “debtor” under federal bankruptcy law. The issuing entity is arguably structured as an enterprise for profit. [Except as set forth under “The Trust—Capitalization of the Trust,”] interests in the issuing entity may be sold or transferred. The issuing entity will acquire financial assets from the depositor, sell notes and certificates, invest and reinvest collections from such financial assets in other financial assets pending distributions to noteholders and certificateholders, and perform ancillary business activities with the purpose of creating a profitable return for the noteholders and enhancing the value of the investment of the certificateholders in the issuing entity.

If a bankruptcy case were commenced against the issuing entity, noteholders and certificateholders could experience losses or delays in the payments on the securities as explained below. If, on the other hand, a court were to find that the issuing entity does not qualify as an eligible “debtor” under the Bankruptcy Code, then such court would likely dismiss any actions against the issuing entity that are predicated on its being eligible as a “debtor” pursuant to Section 109 of the Bankruptcy Code.

OLA proceeding.

For a company to be classified as a covered financial company for which the FDIC can act as receiver, the Secretary of the Treasury must make several determinations, including that the company is in default or in danger of default and that the failure of the company and its resolution under the Bankruptcy Code would have serious adverse effects on financial stability in the United States. Because OLA is an untested statute, its interpretation remains uncertain. We cannot predict whether, if Ally Financial were in default or in danger of default, it would be classified as a covered financial company. If Ally Financial were so classified, then each special purpose entity, including the issuing entity, could, under the circumstances specified in the Dodd-Frank Act, also be subject to FDIC receivership under OLA as a covered subsidiary. If an OLA proceeding were commenced against the issuing entity, noteholders and certificateholders could experience losses or delays in the payments on the securities as explained below.

Consequences for the Payments on the Notes and Certificates Resulting from Insolvency Proceedings

The FDIC, as receiver under OLA, and a bankruptcy trustee (which in this section includes a debtor in possession) under the Bankruptcy Code have broadly similar powers. Likewise, OLA and the Bankruptcy Code contain provisions for liquidating debtor assets and resolving claims against the debtor. If Ally Financial, the depositor or the issuing entity were to go into bankruptcy, become the subject of an OLA proceeding or go through a state law insolvency proceeding, noteholders and certificateholders could experience losses or delays in payment on the notes and certificates as a result of, among other things:

•	In a bankruptcy case, the right of the bankruptcy trustee to reject the executory obligations under the transaction documents and, under OLA, the right of the FDIC as receiver to repudiate obligations under the transaction documents, such as the payment obligations of the issuing entity or the servicing obligations of Ally Financial;

•	In a bankruptcy case, the “automatic stay,” which would prevent creditors from exercising remedies against the bankruptcy debtor, and, under OLA, a similar automatic stay provision against a covered financial company, in addition to a statutory injunction blocking certain attachment and execution proceedings and the right of the FDIC as receiver to request a stay for a period up to 90 days in any other judicial action or proceeding in which the subject of the OLA proceeding (Ally Financial, the depositor or the issuing entity) is or becomes a party and in which the indenture trustee or any other transaction party is exercising its rights, remedies and interests under the transaction documents;

•	The provisions of the Bankruptcy Code permitting the substitution of collateral in certain circumstances, including with respect to collections on receivables in the possession or control of Ally Financial or the depositor during the insolvency proceeding;

•	The claims allowance process in a bankruptcy case, an OLA proceeding or a state law insolvency proceeding for the issuing entity to establish the right of the indenture trustee and the other transaction parties to the receivables and their collections;

•	A requirement that the issuing entity, as an assignee of the depositor, go through a claims allowance process in a bankruptcy case, an OLA proceeding or a state law insolvency proceeding with respect to Ally Financial or the depositor to establish its rights to payments collected on the receivables; and

•	The assertion that the issuing entity does not have a perfected security interest in (a) the receivables, (b) one or more of the vehicles securing the receivables or (c) any cash collections held by Ally Financial at the time Ally Financial becomes the subject of a bankruptcy case or other insolvency proceeding.

If the circumstances described above occurred in the context of an insolvency proceeding for Ally Financial, any collections received by Ally Financial, as servicer, on the receivables that Ally Financial has not yet transferred to the Collection Account, as of the commencement of the case, may be subject to the automatic stay or a similar stay in an OLA proceeding. Additionally, a delay or reduction in the amounts available to make payments on the notes may result if Ally Financial, the bankruptcy trustee or the FDIC as receiver is unable to identify such collections specifically and there are competing claims on those funds by other creditors of Ally Financial.

In addition, if the issuing entity were placed in receivership under OLA as a covered subsidiary of Ally Financial, and the FDIC were to repudiate the notes issued by the issuing entity, the FDIC would be liable for actual direct compensatory damages. The actual direct compensatory damages would be no greater than the principal balance of the notes plus accrued interest as of the date the FDIC was appointed receiver plus, to the extent of the amount by which value of the property that secured the notes exceeds the principal amount of the notes and accrued interest through the date of repudiation or disaffirmance, for the additional accrued interest to the date of repudiation or disaffirmance. However, creditors of the issuing entity in such a situation would not be entitled to receive more than the amount that would have been payable to such creditors if the issuing entity had instead been liquidated under chapter 7 of the Bankruptcy Code.

Despite the broad similarity of OLA to the Bankruptcy Code, OLA differs on its face from the Bankruptcy Code in many respects. To address some of these differences, the FDIC in July 2011 adopted a regulation confirming that the treatment under OLA of preferential transfers is intended to be consistent with similar provisions in and doctrines developed under the Bankruptcy Code, and in January 2011 the Acting General Counsel of the FDIC issued an advisory opinion to the same effect with respect to the treatment of standard contractual provisions meant to foster the bankruptcy-remote treatment of special purpose entities such as the depositor and the issuing entity. The advisory opinion does not bind the FDIC or its Board of Directors and could be withdrawn or modified in the future. There can be no assurance that future regulations or, with respect to the matters covered by the advisory opinion, subsequent FDIC actions in an OLA proceeding involving Ally Financial or either special purpose entity will not be contrary to these developments. Moreover, many provisions of OLA and other parts of Dodd-Frank will be implemented or interpreted through rulemaking by the appropriate federal regulatory agencies. As such, in many respects, the ultimate impact of the OLA provisions of Dodd-Frank, and of Dodd-Frank overall, will not be known for an extended period of time. In particular, no assurance can be given that new regulations will not have a significant impact on such matters affecting Ally Financial and the special purpose entities as the level of receivables held by issuing entities, the servicing of those receivables or the regulation or supervision of Ally Financial.

Recharacterization of Receivables Sale[s] or Substantive Consolidation

A bankruptcy trustee in a bankruptcy case for Ally Financial, the FDIC as receiver for Ally Financial in an OLA proceeding or a creditor of Ally Financial in either type of insolvency proceeding could assert that Ally Financial’s sale[s] of receivables to the depositor should be recharacterized as a pledge of the receivables to secure a borrowing by Ally Financial. Similarly, a bankruptcy trustee in a bankruptcy case for the depositor, the FDIC as receiver for the depositor in an OLA proceeding or a creditor of the depositor in either type of insolvency proceeding could assert that the depositor’s transfer[s] of receivables to the issuing entity should be recharacterized as a pledge of the receivables to secure a borrowing by the depositor. In either case, the bankruptcy trustee, the FDIC as receiver or the creditor could seek to recover or reclaim the receivables for Ally Financial or the depositor.

In the context of a bankruptcy case or OLA proceeding with respect to either Ally Financial or the depositor, the possibility also exists that a bankruptcy trustee, the FDIC as receiver or a creditor of Ally Financial or the depositor could seek to apply the doctrine of substantive consolidation to consolidate the assets and liabilities of the issuing entity, on the one hand, with the assets and liabilities of Ally Financial or the depositor, as applicable, on the other hand.

If a court were to enter an order sustaining these claims for recharacterization of the sale[s] of the receivables or for substantive consolidation, the receivables would become assets of the bankruptcy or receivership estate. In that event, noteholders and certificateholders could experience the same types of losses or delays in payment on the notes and certificates that are described above in “—Consequences for the Payments on the Notes and Certificates Resulting from Insolvency Proceedings” with respect to insolvency proceedings for the issuing entity.

Measures to Avoid Insolvency Proceedings With Respect to Special Purpose Entities

The transaction documents contain provisions, and each special purpose entity has taken steps in structuring the transactions contemplated by this prospectus, that are intended to make it unlikely that, in the event that (a) Ally Financial becomes the subject of a case under the Bankruptcy Code or similar applicable state laws or comes under the control of the FDIC as receiver in an OLA proceeding, a court or the FDIC, as applicable, would approve consolidation of the assets and liabilities of a special purpose entity with those of Ally Financial or (b) the depositor becomes the subject of a case under the Bankruptcy Code or similar applicable state laws or comes under the control of the FDIC as receiver in an OLA proceeding, a court or the FDIC, as applicable, would approve consolidation of the assets and liabilities of the issuing entity with those of the depositor. These steps include the creation of each special purpose entity under its respective formation documents as a limited-purpose entity that is subject to various limitations. These limitations include restrictions on the nature of the business of each special purpose entity and a restriction on the ability of each special purpose entity to commence a voluntary case or to consent to an involuntary case under the Bankruptcy Code or similar proceeding under applicable state laws without, in the case of the depositor, the unanimous affirmative vote of all of its directors or, in the case of the issuing entity, the approval of the owner trustee, the noteholders and the certificateholders. The depositor is required to have at least one director who qualifies under its limited liability agreement as an “Independent Director.” In addition, the depositor makes certain covenants which are intended to ensure that its assets and operations are separate and distinct from those of Ally Financial and to minimize the risk of substantive consolidation. There can be no assurance that the measures described herein will be effective or that they will prevent any special purpose entity from being subject to an FDIC receivership under OLA.

The transaction documents also contain covenants pursuant to which the indenture trustee, the servicer and the sponsor agree not to acquiesce, petition, invoke or otherwise cause any of the special purpose entities to be subject to a case under any federal or state bankruptcy, insolvency or other similar proceeding before the date that is one year and one day after the repayment of all notes.

THE DEPOSITOR

Capital Auto Receivables, Inc., a wholly-owned subsidiary of Ally Financial, was incorporated in the State of Delaware on November 6, 1992. On October 20, 2006, Capital Auto Receivables, Inc. converted to a Delaware limited liability company and changed its name to Capital Auto Receivables LLC. The depositor is organized for the limited purposes of purchasing retail instalment sale contracts, leases and other sale contracts and installment obligations related to motor vehicles, monies due thereunder, security interests in any related vehicles, notes secured by any of the foregoing and proceeds from claims on insurance policies related thereto from Ally Financial, transferring the purchased assets to third parties, forming trusts and engaging in similar activities for multiple securitizations of retail instalment sale contracts and leases on an ongoing basis. The principal executive offices of the depositor are located at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

GMAC Auto Receivables Corporation, a wholly-owned subsidiary of Ally Financial incorporated in the State of Delaware on November 16, 1990, was merged with and into Capital Auto Receivables, Inc. on February 22, 1996. It also was organized for the limited purposes of purchasing receivables from Ally Financial, transferring the receivables to third parties, forming trusts and engaging in related activities.

The depositor and the securitization transactions are structured in a manner intended to make it unlikely that the voluntary or involuntary application for relief by Ally Financial under the United States Bankruptcy Code or similar applicable state laws will result in consolidation of the assets and liabilities of the depositor with those of Ally Financial. These steps include the creation of the depositor as a separate, limited-purpose subsidiary pursuant to a limited liability company agreement containing various limitations. These limitations include restrictions on the nature of the depositor’s business and a restriction on the depositor’s ability to commence a voluntary case or proceeding under the United States Bankruptcy Code or similar applicable state laws without the unanimous affirmative vote of all of its directors. At any time that any certificates, notes or other securities of any subsidiary of the depositor or any other indebtedness, liability or obligation of the depositor is outstanding, the depositor is required to have at least one director who qualifies under its limited liability company agreement as an “Independent Director.”

If, notwithstanding the foregoing measures, a court concluded that the assets and liabilities of the depositor should be consolidated with the assets and liabilities of Ally Financial in the event of the application of the federal bankruptcy laws to Ally Financial, a filing were made under the United States Bankruptcy Code or similar applicable state laws by or against the depositor, or an attempt were made to litigate the issue of substantive consolidation with respect to the depositor and Ally Financial, then delays in distributions on the notes and the certificates, and possible reductions in the amount of these distributions, could occur. See also “Insolvency Aspects of the Offerings—Recharacterization of Receivables Sale[s] or Substantive Consolidation” in this prospectus.

The depositor may retain or sell all or a portion of the certificates and may also retain all or a portion of one or more classes of notes issued by the trust as described under “The Trust—Capitalization of the Trust” in this prospectus. In addition, the depositor has ongoing obligations to repurchase warranty receivables from the issuing entity, [to participate in the transfer of additional receivables from the seller to the trust during the revolving period] and to authorize, execute or file financing statements relating to the receivables, all as further described in “The Transfer and Servicing Agreements.”

CEO Certification

The chief executive officer of the depositor will provide specified certifications regarding the disclosures contained in this prospectus, the receivables, the offered notes and the structure of this securitization transaction. The chief executive officer’s certification will be filed with the final prospectus.

THE INDENTURE TRUSTEE

The indenture trustee is [            ]. [            ] is a [            ]. [            ] has been, and currently is, acting as indenture trustee and trustee for numerous transactions and programs involving pools of auto receivables. [Add information with respect to the indenture trustee as required by Item 1109 and Item 1117 of Regulation AB.]

The issuing entity will grant to the indenture trustee all right, title and interest of the issuing entity in, to and under the collateral listed on the schedule of receivables. That grant will include all rights and powers, but none of the obligations, if any, of the issuing entity under any agreement or instrument included in the collateral, including the immediate and continuing right to claim for, collect, receive and give receipt for principal and interest payments in respect of the receivables included in the collateral and all other monies payable under the collateral.

On each distribution date, the indenture trustee is required to notify the holder of the note distribution account to distribute to the noteholders all amounts on deposit in that account other than investment earnings, which the servicer is entitled to retain. If required by the Trust Indenture Act of 1939, as amended, the indenture trustee shall mail to each noteholder summaries of any necessary information, documents or reports. So long as no default or event of default is continuing the indenture trustee or other account holder is required to invest and reinvest all funds in the Collection Account and the reserve account in Eligible Investments.

If any default occurs in the making of any payment or performance under any agreement or instrument that is part of the trust estate, the indenture trustee may take such action as may be appropriate to enforce such payment or performance, including the institution and prosecution of appropriate proceedings. If a default occurs and is continuing and if it is known to a responsible officer of the indenture trustee, the indenture trustee is required to mail to each noteholder notice of the default within the later of (a) 90 days after it occurs and (b) 10 days after it is known to a responsible officer of the indenture trustee. Except in the case of a default in payment of principal of or interest on any note, the indenture trustee may withhold the notice if and so long as a committee of its responsible officers in good faith determines that withholding the notice is in the interests of noteholders.

The indenture trustee will be required to mail each year to all noteholders, to the extent required under the Trust Indenture Act, a brief report relating to its eligibility and qualification to continue as indenture trustee under the indenture, a description of any amounts advanced by it under the indenture, the amount, interest rate and maturity date of some types of indebtedness owing by the issuing entity to the indenture trustee in its individual capacity, the property and funds physically held by the indenture trustee and any action taken by it that materially affects the notes and that has not been previously reported.

Subject to the provisions for indemnification and to limitations contained in the indenture, the holders of a majority in aggregate principal amount of the Controlling Class will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee and the holders of a majority in aggregate principal amount. The indenture trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of those notes, if the indenture trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities which might be incurred by it in complying with the request. The indenture trustee also will not be required to take action in response to requests, demands or directions of the noteholders, other than requests, demands or directions relating to an asset representations review, unless the noteholders have offered reasonable security or indemnity satisfactory to the indenture trustee to protect it against the costs and expenses that it may incur in complying with the request, demand or direction.

The indenture trustee will not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers so long as the indenture trustee’s conduct does not constitute willful misconduct, negligence or bad faith. In addition, the indenture trustee will not be liable for interest on any money received by it except if it agrees in writing with the issuing entity and will have no liability or responsibility for the acts or omissions of any other party to any of the transaction documents. The indenture trustee does not have any obligation to independently verify or confirm any underlying data.

The indenture trustee may give notice of its intent to resign at any time, in which event the issuing entity will be obligated to appoint a successor indenture trustee. The issuing entity may also remove the indenture trustee if the indenture trustee ceases to be eligible to continue as indenture trustee under the indenture or if the indenture trustee becomes insolvent or otherwise becomes incapable of acting. In these circumstances, the issuing entity will be obligated to appoint a successor indenture trustee. The holders of a majority in outstanding amount of the Controlling Class also have the right to remove the indenture trustee and appoint a successor. Any resignation or removal of the indenture trustee and appointment of a successor indenture trustee does not become effective until acceptance of the appointment by the successor indenture trustee.

THE OWNER TRUSTEE

[            ] is the owner trustee under the trust agreement. [            ] is a [            ] [and an affiliate of [            ]]. Its principal offices are located at [            ].

[            ] has acted as owner trustee on numerous asset-backed securities transactions, including acting as owner trustee on various auto loan and auto lease securitization transactions. While the structure of the transactions referred to in the preceding sentence may differ among these transactions, [            ] is experienced in administering transactions of this kind. [Add information with respect to the owner trustee as required by Item 1109 and Item 1117 of Regulation AB.]

The owner trustee may, in the name of the trust, conduct the business of the trust, make and execute contracts and other instruments on behalf of the trust and sue and be sued on behalf of the trust. The owner trustee, acting on behalf of the trust, has discretion to decide whether to engage any person in assisting the trust in performing its duties under the indenture or the trust agreement. The consent of certificateholders holding in the aggregate more than a majority of the voting interests of the certificates as of the close of the preceding distribution date is needed to require the owner trustee to take action. Upon notification to the certificateholders, and unless such certificateholders have notified the owner trustee that such consent is withheld, the owner trustee may initiate or compromise any action or claim involving the trust, amend the indenture or administration agreement, or appoint certain successor agents. The owner trustee will be required to give prompt written notice to the certificateholders upon any termination of, or appointment of a successor to, the servicer.

The owner trustee’s liability in connection with the issuance and sale of the notes and certificates is limited solely to the express obligations of the owner trustee set forth in the trust agreement governing the trust. The owner trustee will not be liable for the default or failure of any of the administrator, the trust, servicer or other trustees to carry out their respective obligations under any of the transaction documents, nor will the owner trustee be liable under any transaction document under any circumstances, except for its own negligent action, its own negligent failure to act or its own willful misconduct in the performance of any act. The owner trustee may resign at any time, in which event the administrator, or its successor, will be obligated to appoint a successor owner trustee. The administrator of the trust may also remove the owner trustee if the owner trustee ceases to be eligible to continue as owner trustee under the trust agreement or if the owner trustee becomes insolvent. In those circumstances, the administrator will be obligated to appoint a successor owner trustee. Any resignation or removal of an owner trustee and appointment of a successor owner trustee will not become effective until acceptance of the appointment by the successor owner trustee. Costs associated with the termination of the owner trustee and the appointment of a successor will be borne by the servicer. In the event that the owner trustee is not entitled to be indemnified from the cash flow that would otherwise be used to pay the securities, if an Event of Default occurs and the servicer fails to satisfy its indemnification obligations under the trust agreement, the owner trustee may be entitled to be indemnified from the trust estate.

Unless the depositor is the sole certificateholder, on each distribution date, the owner trustee or other paying agent under the trust agreement will be required to distribute to the certificateholders amounts equal to the amounts deposited in the Certificate Distribution Account pursuant to the trust sale and servicing agreement on or prior to such distribution date. The owner trustee or other paying agent will also be required to send each certificateholder the statement provided to the owner trustee by the servicer pursuant to the trust sale and servicing agreement on such distribution date; provided that no such distributions will be required to be made and no such statements will be required to be sent by the owner trustee if and for so long as the depositor is the sole certificateholder. The owner trustee or any other paying agent will retain from amounts otherwise distributable to the certificateholders sufficient funds for the payment of any tax that is legally owed by the trust. The owner trustee will maintain or cause to be maintained the books of the trust on a calendar year basis on the accrual method of accounting, deliver to each certificateholder the information required to enable each certificateholder to prepare its federal income tax return, prepare and file tax returns relating to the trust and make such elections as may from time to time be required or appropriate under any applicable state or federal statute, rule or regulation so as to maintain the appropriate trust characterization for federal income tax purposes.

The owner trustee does not have any obligation to independently verify or confirm any underlying data.

ASSET REPRESENTATIONS REVIEWER

[            ] is the asset representations reviewer appointed under the asset representations review agreement. [            ] is a [            ]. Its principal offices are located at [            ]. [Add information with respect to the asset representations reviewer as required by Item 1109 of Regulation AB, including its prior experience as asset representations reviewer.]

[            ] is not, and will not be during the term of the transaction, affiliated with the sponsor, the servicer, the depositor, the trust, the indenture trustee, the owner trustee or any of their affiliates. Additionally, [            ] is not affiliated with the [accounting firm][the entity] [third party] that performed pre-closing due diligence services for the transaction. The asset representations reviewer may be appointed as an asset representations reviewer on other transactions for the sponsor or its affiliates.

The asset representations reviewer will be paid an annual fee of $[        ] [by the sponsor.] To the extent any fees, expenses and indemnification of the asset representations reviewer are not paid by the sponsor, any unpaid fees, expenses and indemnification of the asset representations reviewer will be paid from the trust estate. Any receivables review performed by the asset representations reviewer after a delinquency trigger is met or exceeded and the noteholders vote to perform the review will be paid by the issuing entity.

[The asset representations reviewer’s liability in connection with the asset representations review is limited solely to the express obligations of the asset representations reviewer set forth in the asset representations review agreement.]

The asset representations reviewer will not be liable for the default or failure of any of the administrator, the trust, the servicer, the owner trustee or the indenture trustee to carry out their respective obligations under any of the transaction documents, nor will the asset representations reviewer be liable under any transaction document under any circumstances, except for its own willful misconduct, bad faith or negligence. To the extent not paid by the sponsor, the issuing entity will indemnify the asset representations reviewer for all losses resulting from the asset representations reviewer’s performance under the asset representations review agreement, except for any losses arising from the asset representations reviewer’s own willful misconduct, bad faith or negligence, or breach of any representations or warranties made in the asset representations review agreement.

The asset representations reviewer may not resign unless it ceases to be an eligible asset representations reviewer, becomes legally unable to act or if the issuing entity consents to its resignation, and it will give the sponsor and the issuing entity [60] days prior notice of its resignation. The [administrator] [sponsor] may also remove the asset representations reviewer if the asset representations reviewer becomes legally unable to act, ceases to be eligible to continue as an asset representations reviewer or becomes subject to a bankruptcy or breaches any of its representations, warranties, agreements or covenants contained in the asset representations review agreement. In those circumstances, the [administrator] [sponsor] will be obligated to appoint a successor asset representations reviewer. Any resignation or removal of an asset representations reviewer and appointment of a successor asset representations reviewer will not become effective until acceptance of the appointment by the successor asset representations reviewer. Costs associated with the termination of the asset representations reviewer and the appointment of a successor will be borne by the [sponsor]. In the event that the asset representations reviewer is not entitled to be indemnified from the cash flow that would otherwise be used to pay the securities, if an Event of Default occurs and the [sponsor] fails to satisfy its indemnification obligations under the asset representations review agreement as described in the preceding paragraph, the asset representations reviewer may be entitled to be indemnified from the trust estate.

LEGAL PROCEEDINGS

[There are no current legal proceedings pending, or to the best knowledge of management of such entity, threatened, against the issuing entity, the sponsor, the servicer or the depositor that, if determined adversely to such party, would be expected to have a material adverse effect on the performance of the offered notes.

Each of the owner trustee and the indenture trustee has represented to the issuing entity that it is not a party to any current legal proceedings [that are not already described in this prospectus], nor is its management aware of any legal proceedings threatened against it that, if determined adversely to such party, would be expected to be material to investors.]

AFFILIATIONS AND RELATIONSHIPS AMONG TRANSACTION PARTIES

The owner trustee is not an affiliate of any of the depositor, the sponsor, the servicer, the issuing entity or the indenture trustee. The owner trustee and one or more of its affiliates, however, may, from time to time, engage in arm’s-length transactions with the depositor, the sponsor, the servicer, the indenture trustee or affiliates of any of them, that are distinct from its role as owner trustee, including transactions both related and unrelated to the securitization of retail motor vehicle instalment sale contracts. The owner trustee and its affiliates, during the past two years, have not engaged in any transactions that are material to this transaction with any of the depositor, the sponsor, the servicer, the issuing entity or the indenture trustee that are outside of the ordinary course of business or that are other than at arm’s length. [Add description of specific transactions if material to investors in the notes.]

The indenture trustee is not an affiliate of any of the depositor, the sponsor, the servicer, the issuing entity or the owner trustee. The indenture trustee and one or more of its affiliates, however, may, from time to time, engage in arm’s-length transactions with the depositor, the sponsor, the servicer, the owner trustee or affiliates of any of them, that are distinct from its role as indenture trustee, including transactions both related and unrelated to the securitization of retail vehicle instalment sale contracts. The indenture trustee and its affiliates, during the past two years, have not engaged in any transactions that are material to this transaction with any of the depositor, the sponsor, the servicer, the issuing entity or the owner trustee that are outside of the ordinary course of business or that are other than at arm’s length.

The asset representations reviewer is not an affiliate of any of the depositor, the sponsor, the servicer, the issuing entity, the owner trustee or the indenture trustee. The depositor, the servicer and the sponsor, however, may, from time to time, engage in arm’s-length transactions with the asset representations reviewer or its affiliates, including transactions both related and unrelated to the securitization of retail vehicle instalment sale contracts. [Add description of specific transactions involving the securitized assets or the securitization if material to investors in the notes.]

[In addition, [            ] will be the swap counterparty. [            ] and [            ], an underwriter for the offered notes, are affiliates and have engaged in transactions with each other involving securitizations.]

[Add description of any indirect or indirect ownership of the sponsor by the swap counterparty or its affiliates if material to the investors in the notes.]

The sponsor, the servicer and the depositor are affiliates and [may] also engage in transactions with each other involving securitizations, including public offerings and private placements of asset-backed securities as well as commercial paper conduit financing, of retail vehicle instalment sale contracts, including those described in this prospectus and others. [Add description of specific transactions involving the securitized assets or the securitization if material to investors in the notes.] Specifically, the depositor and Ally Financial have entered into an intercompany advance agreement through which the depositor may borrow funds from Ally Financial to fund its general operating expenses and, for some securitization transactions in which the depositor acts as the depositor, to pay for a portion of the receivables pursuant to the pooling and servicing agreement, the reserve account initial deposit and transaction expenses. Under the intercompany advance agreement, the loans bear a market rate of interest and have documented repayment terms.

On the [initial] closing date, the issuing entity is issuing certificates, not offered hereby. The depositor may sell in one or more private placement transactions or initially retain the certificates, which represent the principal equity in the issuing entity. If the depositor retains the certificates, the issuing entity will be a direct subsidiary of the depositor and an indirect subsidiary of the sponsor. The depositor retains the right to sell all or a portion of the retained certificates at any time. Following any such sale to an unaffiliated third party, the issuing entity may cease to be an affiliate of either the sponsor or the depositor. The issuing entity has not engaged, and will not engage, in any material transactions with the sponsor or the depositor that are outside of the ordinary course of business or that are other than at arm’s length. [Add disclosure if the issuing entity engages in any transactions with the sponsor or depositor other than those described in this prospectus.]

ERISA CONSIDERATIONS

General

Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and Section 4975 of the Internal Revenue Code prohibit a pension, profit-sharing or other employee benefit plan, as well as individual retirement accounts, specified types of Keogh Plans and entities deemed to hold plan assets of any of the foregoing—we refer to each of these as a “benefit plan”—from engaging in specified transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to that benefit plan. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Internal Revenue Code for these persons or fiduciaries of such benefit plan. Benefit plans that are governmental plans as defined in Section 3(32) of ERISA and specified church plans as defined in Section 3(33) of ERISA are not subject to ERISA requirements. However, such plans may be subject to comparable federal, state or local law restrictions.

The acquisition or holding of the notes by or on behalf of a benefit plan could be considered to give rise to a prohibited transaction if the servicer, the depositor, the issuing entity, the administrator, the owner trustee, [the swap counterparty,] the indenture trustee, the underwriters or any of their respective affiliates is or becomes a party in interest or a disqualified person with respect to that benefit plan. Exemptions from the prohibited transaction rules could apply to the purchase and holding of the notes by a benefit plan depending on the type and circumstances of the plan fiduciary making the decision to acquire the notes. These exemptions include: Prohibited Transaction Class Exemption (“PTCE”) 96-23, regarding transactions effected by “in-house asset managers;” PTCE 95-60, regarding investments by insurance company general accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 90-1, regarding investments by insurance company pooled separate accounts; and PTCE 84-14, regarding transactions effected by “qualified professional asset managers.”

In addition to the class exemptions listed above, the Pension Protection Act of 2006 provides a statutory exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code for prohibited transactions between a benefit plan and a person or entity that is a party in interest to such benefit plan solely by reason of providing services to the benefit plan (other than a party in interest that is a fiduciary, or its affiliate, that has or exercises discretionary authority or control or renders investment advice with respect to the assets of the benefit plan involved in the transaction), provided that there is adequate consideration for the transaction. Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions. There can be no assurance that any of these, or any other exemption, will be available with respect to any particular transaction involving the notes, and prospective purchasers that are benefit plans should consult with their advisors regarding the applicability of any such exemption.

Each purchaser and transferee of notes will be deemed to represent and warrant that either (a) it is not acquiring the notes with the assets of a benefit plan or other plan that is subject to any law that is substantially similar to Title I of ERISA or Section 4975 of the Internal Revenue Code or (b) the acquisition and holding of the notes will not give rise to a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code or a violation of any substantially similar applicable law.

Plan Assets Regulation

In addition, despite the application of one of the foregoing exemptions to the purchase and/or holding of a note, transactions involving the issuing entity might be deemed to constitute prohibited transactions under ERISA and the Internal Revenue Code with respect to a benefit plan that purchased securities if assets of the issuing entity were deemed to be assets of the benefit plan. Under a regulation issued by the U.S. Department of Labor, as modified by Section 3(42) of ERISA (the “plan assets regulation”), the assets of the issuing entity would be treated as plan assets of a benefit plan for the purposes of ERISA and the Internal Revenue Code only if the benefit plan acquired an “equity interest” in the issuing entity and none of the exceptions contained in the plan assets regulation applied. An equity interest is defined under the plan assets regulation as an interest other than an instrument that is treated as indebtedness under applicable local law and that has no substantial equity features. Subject to the restrictions in the preceding paragraphs, notes that are debt instruments will be available for purchase by benefit plans.

Although there is little guidance on the subject, the depositor believes that, at the time of their issuance, the [offered] notes should not be treated as an equity interest in the issuing entity for purposes of the plan assets regulation. This determination is based in part upon the traditional debt features of the [offered] notes, including the reasonable expectation of purchasers of the [offered] notes that the [offered] notes will be repaid when due, as well as the absence of conversion rights, warrants and other typical equity features. The debt treatment of the [offered] notes for ERISA purposes could change if the issuing entity incurred losses. The more subordinated a class of [offered] notes is, the greater the risk of recharacterization is with respect to that class.

If you are a benefit plan fiduciary considering the purchase of the [offered] notes, you should consult with your counsel with respect to whether the assets of the issuing entity will be deemed to be plan assets and the applicability of any exemption from the prohibited transaction rules and determine on your own whether all conditions have been satisfied and whether the [offered] notes are an appropriate investment for a benefit plan under ERISA and the Internal Revenue Code.

FEDERAL INCOME TAX CONSEQUENCES

On the [initial] closing date, Kirkland & Ellis LLP, special tax counsel to the depositor, will deliver its opinion for U.S. federal income tax purposes that the offered notes [will] constitute indebtedness. Each noteholder, by the acceptance of an offered note, will agree to treat the offered note as indebtedness for federal, state and local income and franchise tax purposes.

The offered notes [that are fixed rate notes] may be issued with original issue discount, or “OID,” for federal income tax purposes. [The floating rate notes will not be issued with any OID.] The rules discussed under “—The Notes—Original Issue Discount” below requiring a holder to include OID in income under a “constant yield method” are inapplicable to OID which is de minimis. However, a holder of an offered note with a de minimis amount of OID must include such OID in income proportionately as principal payments are made on such offered note. See “—The Notes—Original Issue Discount” below for a general discussion of the federal income tax treatment of OID and its general application to holders of debt instruments.

Kirkland & Ellis LLP will also deliver its opinion that the trust [will be classified as a grantor trust under the Internal Revenue Code of 1986, as amended, and] will not be taxable as an association or publicly traded partnership taxable as a corporation. See “Federal Income Tax Consequences” and “State and Local Tax Consequences” in this prospectus.

The following discussion of the material federal income tax consequences of the purchase, ownership and disposition of the offered notes, to the extent it relates to matters of law or legal conclusions with respect thereto, represents the opinion of Kirkland & Ellis LLP with respect to the offered notes on the material matters associated with such consequences, subject to the qualifications set forth below.

Qualifications on Opinion of Tax Counsel

This discussion is based upon current provisions of the Internal Revenue Code, existing and proposed Treasury regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. There are no cases or Internal Revenue Service rulings on similar transactions involving both debt and equity interests issued by a trust with terms similar to those of the offered notes. As a result, there can be no assurance that the IRS will not challenge the conclusions reached in this prospectus, and no ruling from the IRS has been or will be sought on any of the issues discussed below. Furthermore, legislative, judicial or administrative changes may occur, perhaps with retroactive effect, which could affect the accuracy of the statements and conclusions set forth in this prospectus as well as the tax consequences to noteholders.

The following discussion does not purport to deal with all aspects of federal income taxation that may be relevant to the noteholders in light of their personal investment circumstances nor, except for limited discussions of particular topics, to holders subject to special treatment under the federal income tax laws, e.g., financial institutions, broker-dealers, life insurance companies, regulated investment companies, tax-exempt organizations, holders whose functional currency is not the United States dollar and holders that hold the notes as part of a conversion transaction, hedge or hedging transaction, straddle, synthetic security or other integrated transaction for United States federal income tax purposes. This information is directed to prospective purchasers who purchase notes in the initial distribution thereof, who are citizens or residents of the United States, including domestic corporations and partnerships, and who hold the notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code. The depositor suggests that prospective investors consult with their tax advisors as to the federal, state, local, foreign and any other tax considerations to them of the purchase, ownership and disposition of the notes. The following discussion does not purport to furnish information in the level of detail or with the attention to a prospective investor’s specific tax circumstances that would be provided by a prospective investor’s own tax advisor.

The following discussion addresses the [offered] notes [other than [the Class [            ] Notes], which are receiving different tax treatment,] which the depositor, the servicer and the noteholders will agree to treat as indebtedness secured by the receivables.

The Notes

The following discussion of the material federal income tax consequences of the purchase, ownership and disposition of the [offered] notes, to the extent it relates to matters of law or legal conclusions with respect thereto, represents the opinion of Kirkland & Ellis LLP with respect to the [offered] notes on the material matters associated with those consequences, subject to the qualifications set forth in this prospectus. In addition, Kirkland & Ellis LLP has prepared or reviewed the statements in this prospectus under the heading “Federal Income Tax Consequences—The Notes,” and is of the opinion that such statements are correct. Such statements do not purport to furnish information in the level of detail or with the attention to a prospective investor’s specific tax circumstances that would be provided by a prospective investor’s own tax advisor.

Characterization as Indebtedness. Prior to the sale of the [offered] notes, Kirkland & Ellis LLP will deliver its opinion to the effect that the [offered] notes will be treated as indebtedness for federal income tax purposes. Such opinion will be subject to the qualifications and assumptions as set forth therein. The depositor, the servicer and each noteholder, by acquiring an interest in an [offered] note, will agree to treat the [offered] notes as indebtedness for federal, state and local income and franchise tax purposes.

Treatment of Stated Interest. Assuming the [offered] notes are treated as indebtedness for federal income tax purposes and are not issued with OID, the stated interest on a note will be taxable to a noteholder as ordinary income when received or accrued in accordance with the noteholder’s method of tax accounting. Interest received on a note may constitute “investment income” for purposes of some limitations of the Internal Revenue Code concerning the deductibility of investment interest expense.

Original Issue Discount. In general, OID is the excess of the “stated redemption price at maturity” of a debt instrument over its “issue price,” unless that excess falls within a statutorily defined de minimis exception. A note’s

“stated redemption price at maturity” is the aggregate of all payments required to be made under the note through maturity except “qualified stated interest.” Qualified stated interest is generally interest that is unconditionally payable in cash or property, other than debt instruments of the trust, at fixed intervals of one year or less during the entire term of the instrument at specified rates. The “issue price” will be the first price at which a substantial amount of the [offered] notes are sold, excluding sales to bond holders, brokers or similar persons acting as underwriters, initial purchasers, placement agents or wholesalers.

If a note were treated as being issued with OID, a noteholder would be required to include OID in income as interest over the term of the note under a constant yield method. In general, OID must be included in income in advance of the receipt of cash representing that income. Thus, each cash distribution would be treated as an amount already included in income, to the extent OID has accrued as of the date of the interest distribution and is not allocated to prior distributions, or as a repayment of principal. This treatment would have no significant effect on noteholders using the accrual method of accounting. However, cash method noteholders may be required to report income on the [offered] notes in advance of the receipt of cash attributable to that income. Even if a note has OID falling within the de minimis exception, the noteholder must include that OID in income proportionately as principal payments are made on that note.

[A holder of the Class A-1 Notes will generally not be required to include OID on the Class A-1 Notes in income as it accrues, provided the holder of the Class A-1 Notes is not an accrual method taxpayer, a bank, a broker or dealer that holds the note as inventory, a regulated investment company or common trust fund, or the beneficial owner of pass-through entities specified in the Internal Revenue Code, or provided the holder does not hold the instrument as part of a hedging transaction, or as a stripped bond or stripped coupon. Instead, the holder of the Class A-1 Notes would include the OID accrued on the Class A-1 Notes in gross income upon a sale or exchange of the note or at maturity, or because the Class A-1 Notes are likely to be paid in installments, as principal is paid thereon. A holder of the Class A-1 Notes would be required to defer deductions for any interest expense on an obligation incurred to purchase or carry the Class A-1 Notes to the extent it exceeds the sum of the interest income, if any, and OID accrued on the Class A-1 Notes. However, a holder may elect to include OID in income as it accrues on all obligations having a maturity of one year or less held by the holder in that taxable year or thereafter, in which case the deferral rule of the preceding sentence will not apply. For purposes of this paragraph, OID accrues on the Class A-1 Notes on a ratable, straight- line basis, unless the holder irrevocably elects, under regulations to be issued by the Treasury Department, to apply a constant interest method to such obligation, using the holder’s yield to maturity and daily compounding.]

A holder who purchases a note after the initial distribution thereof at a discount that exceeds a statutorily defined de minimis amount will be subject to the “market discount” rules of the Internal Revenue Code, and a holder who purchases a note at a premium will be subject to the bond premium amortization rules of the Internal Revenue Code.

Market Discount. The [offered] notes, whether or not issued with OID, will be subject to the “market discount rules” of Section 1276 of the Internal Revenue Code. In general, these rules provide that if a noteholder acquires a note at a market discount (that is, a discount from its stated redemption price at maturity or, if the [offered] notes were issued with OID, its original issue price plus any accrued OID that exceeds a de minimis amount) and thereafter recognizes gain upon a disposition or receives payments of principal, then such gain or principal payment, to the extent of the accrued market discount, will be taxed as ordinary interest income to the noteholder.

Generally, the accrued market discount will be the total market discount on the note multiplied by a fraction, the numerator of which is the number of days the noteholder held the note and the denominator of which is the number of days from the date the noteholder acquired the note until its maturity date. The noteholder may elect, however, to determine accrued market discount under the constant yield method.

A noteholder that incurs or continues indebtedness to acquire a note at a market discount may also be required to defer the deduction of all or a portion of the interest on the indebtedness until the corresponding amount of market discount is included in income. A noteholder may elect to include market discount in gross income as it accrues and, if the noteholder properly makes such an election, is generally exempt from this rule. Any such election will apply to all debt instruments acquired by the taxpayer on or after the first day of the first taxable year to which such election applies. The adjusted basis of a note subject to such election will be increased to reflect market discount included in gross income, thereby reducing any gain or increasing any loss on a sale or other taxable disposition of the note.

Amortizable Bond Premium. In general, if a noteholder purchases a note at a premium (that is, an amount in excess of the amount payable upon the maturity thereof), such noteholder will be considered to have purchased such note with “amortizable bond premium” equal to the amount of such excess. The noteholder may elect to amortize such bond premium as an offset to interest income and not as a separate deduction item as it accrues under a constant yield method over the remaining term of the note. Such noteholder’s tax basis in the note will be reduced by the amount of the amortized bond premium. Any such election, properly made, will apply to all debt instruments (other than instruments the interest on which is excludible from gross income) held by the noteholder at the beginning of the first taxable year for which the election applies or thereafter acquired and is irrevocable without the consent of the IRS. Bond premium on a note held by a noteholder who does not elect to amortize the premium will remain a part of such noteholder’s tax basis in such note and will decrease the gain or increase the loss otherwise recognized on a sale or other taxable disposition of the note.

Net Investment Income. A tax of 3.8% is imposed on the “net investment income” of certain individuals, trusts and estates. Among other items, net investment income generally includes gross income from interest and net gain attributable to the disposition of certain property, less certain deductions. United States holders should consult their own tax advisors regarding the possible implications of this legislation in their particular circumstances.

Disposition of Notes. If a noteholder sells a note, the holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the holder’s adjusted tax basis in the note. The adjusted tax basis of the note to a particular noteholder will equal the holder’s cost for the note, increased by any OID and market discount previously included by the noteholder in income from the note and decreased by any bond premium previously amortized and any principal payments previously received by the noteholder on the note. Any gain or loss will be capital gain or loss if the note was held as a capital asset, except for gain representing accrued interest or accrued market discount not previously included in income. Capital gain or loss will be long-term if the note was held by the holder for more than one year and otherwise will generally be short-term. Any capital losses realized generally may be used by a corporate taxpayer only to offset capital gains, and by an individual taxpayer only to the extent of capital gains plus $3,000 of other income.

Information Reporting and Backup Withholding. The trust will be required to report annually to the IRS, and to each noteholder of record, the amount of interest paid on the [offered] notes, and the amount of interest withheld for federal income taxes, if any, for each calendar year, except as to exempt holders which are generally corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts or nonresident aliens who provide certification as to their status. Each holder will be required to provide to the trust, under penalties of perjury, a certificate containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is not subject to backup withholding. If a nonexempt noteholder fails to provide the required certification, the trust will be required to withhold, from interest otherwise payable to the holder, the percentage of that interest specified in the Internal Revenue Code (currently 28%) and remit the withheld amount to the IRS as a credit against the holder’s federal income tax liability.

Because the depositor will treat [the trust as a partnership] [the trust as a grantor trust] [the trust as a division of the depositor] and all [offered] notes[, except for the Class [            ] Notes,] as indebtedness for federal income tax purposes, the depositor will not comply with the tax reporting requirements that would apply under any alternative tax characterizations.

Tax Consequences to Foreign Noteholders. Subject to the discussion under “—Foreign Account Tax Compliance” below, interest paid or accrued to a noteholder who is a Foreign Person is not effectively connected with the conduct of a trade or business within the United States by the Foreign Person, the interest generally will be considered “portfolio interest,” and generally will not be subject to United States federal income tax and withholding tax, as long as the Foreign Person satisfies certain requirements of the Internal Revenue Code, including the requirements that the Foreign Person:

(1) is not (A) actually or constructively a “10 percent shareholder” of [the trust, unless the trust is a Tax Non-Entity,] or the depositor, including a holder of 10 percent of the applicable outstanding certificates, (B) a “controlled foreign corporation” with respect to which the [trust, unless the trust is a Tax Non-Entity,] or the depositor is a “related person” within the meaning of the Internal Revenue Code, or (C) a bank within the meaning of Section 881(c)(3)(A) of the Internal Revenue Code, and

(2) provides an appropriate statement, signed under penalties of perjury, certifying that the beneficial owner of the note is a Foreign Person and providing that Foreign Person’s name and address. If the information provided in this statement changes, the Foreign Person must so inform the [trust, unless the trust is a Tax Non-Entity,] within 30 days of the change.

If the interest were not portfolio interest or if applicable certification requirements were not satisfied, then the interest would be subject to United States federal income and withholding tax at a rate of 30% unless reduced or eliminated pursuant to an applicable tax treaty.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a Foreign Person will be exempt from United States federal income and withholding tax, provided that

(1) the gain is not effectively connected with the conduct of a trade or business in the United States by the Foreign Person and

(2) in the case of a foreign individual, the Foreign Person is not present in the United States for 183 days or more in the taxable year.

If the interest, gain or income on a note held by a Foreign Person is effectively connected with the conduct of a trade or business in the United States by the Foreign Person, the holder, although exempt from the withholding tax previously discussed if an appropriate statement is furnished, generally will be subject to United States Federal income tax on the interest, gain or income at regular federal income tax rates. In addition, if the Foreign Person is a foreign corporation, it may be subject to a branch profits tax equal to 30% of the Foreign Person’s “effectively connected earnings and profits” within the meaning of the Internal Revenue Code for the taxable year, as adjusted for specified items, unless the Foreign Person qualifies for a lower rate under an applicable tax treaty.

Foreign Account Tax Compliance. Sections 1471 through 1474 of the Internal Revenue Code (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) significantly changes the reporting requirements imposed on certain Foreign Persons, including certain foreign financial institutions and investment funds. In general, a 30% withholding tax could be imposed on payments made to any such Foreign Person unless such Foreign Person complies with certain reporting requirements regarding its direct and indirect U.S. shareholders or U.S. accountholders. Such withholding could apply to payments regardless of whether they are made to such Foreign Person in its capacity as a holder of a note or in a capacity of holding a note for the account of another. The withholding tax currently applies to interest payments but the withholding tax on gross proceeds from a disposition of debt instruments will not be imposed with respect to payments made prior to January 1, 2019. As a result, potential investors are encouraged to consult with their tax advisors regarding the possible implications of this legislation on an investment in the [offered] notes.

Each holder of a note or an interest therein, by acceptance of such note or such interest therein, will be deemed to have agreed to provide to the issuing entity, any paying agent or the indenture trustee, as applicable, (1) properly completed and signed tax certifications, for a U.S. person, on IRS Form W-9 and, for a Foreign Person, on the appropriate IRS Form W-8 and (2) to the extent any FATCA withholding or deduction is applicable, information sufficient to eliminate the imposition of, or determine the amount of, such withholding or deduction under FATCA. The indenture trustee or any paying agent of the issuing entity has the right to withhold any amounts (properly withholdable under law and without any corresponding gross-up) payable to any holder of a note or an interest therein that fails to comply with the requirements of the preceding sentence.

Tax Shelter Disclosure and Investor List Requirements

Treasury Regulations directed at abusive tax shelter activity appear to apply to transactions not conventionally regarded as tax shelters. Such Treasury Regulations require taxpayers to report certain information on IRS Form 8886 if they participate in a “reportable transaction” and to retain certain information related to such transactions. Organizers and promoters of the transaction are required to maintain records including investor lists containing identifying information and to furnish those records to the IRS upon demand.

A transaction may be a “reportable transaction” based upon any of several indicia, one or more of which may be present with respect to your investment. The Internal Revenue Code imposes significant penalties for failure to comply with these disclosure requirements. Prospective investors should be aware that the transferor and other participants in the transaction intend to comply with such disclosure and investor list requirements. Prospective investors should consult their own tax advisors concerning any possible disclosure obligation with respect to their investment.

STATE AND LOCAL TAX CONSEQUENCES

The above discussion does not address the tax treatment of the trust, the [offered] notes or the noteholders under any state or local tax laws. The activities to be undertaken by the servicer in servicing and collecting the receivables will take place throughout the United States and, therefore, many different tax regimes potentially apply to different portions of these transactions. Prospective investors are urged to consult with their tax advisors regarding the state and local tax consequences for them of purchasing, holding and disposing of the [offered] notes.

PLAN OF DISTRIBUTION

The depositor, the sponsor and the underwriters named below will enter into an underwriting agreement for the notes offered by this prospectus. Subject to the terms and conditions set forth in the underwriting agreement, the depositor will agree to sell to each of the underwriters named below, and each of the underwriters will severally agree to purchase from the depositor, the principal amount of the offered notes set forth opposite its name below:

Aggregate Principal Amount to be Purchased

Underwriters	Class A-1 Notes(1)	Class A-2 Notes	Class A-3 Notes	Class A-4 Notes	Class B Notes(1)	Class C Notes(1)	Class D Notes(1)
	$	$	$	$	$	$	$

Total	$	$	$	$	$	$	$

(1)	The [Class A-1 Notes, the Class B Notes, the Class C Notes or the Class D Notes] [may be] initially retained by the depositor or its affiliate.

[None of the sponsor, the depositor, the servicer, the issuing entity or the underwriters make any representation or agreement that it is undertaking or will have undertaken to comply with the requirements of Articles 404-410 of Regulation (EU) No. 575/2013 of the European Parliament of the Council of June 26, 2013, known as the Capital Requirements Regulation (“CRR”) or Article 17 of the European Union Alternative Investment Fund Managers Directive (Directive 2011/61/EU) as supplemented by Section 5 of Chapter III of Commission Delegated Regulation (EU) No. 231/2013 (“AIFMD”). Noteholders are responsible for analyzing their own regulatory position and are advised to consult with their own advisors regarding the suitability of the offered notes for investment compliance with the CRR or the AIFMD.]

[The depositor will retain     % of each class of notes [in satisfaction of risk retention obligations of the sponsor].] The depositor or its affiliate [may] also retain the remaining [Class A-1 Notes][Class B Notes][Class C Notes][and the Class D Notes]. The depositor or its affiliate will retain the right to sell all or a portion of those retained notes, other than the notes retained to comply with the risk retention requirements set forth under “Credit Risk Retention,” at any time.] [The depositor or its affiliate will retain the Class RR Notes.] [The depositor or its affiliate may sell any notes retained for the purpose of complying with the credit risk retention requirements in the time frame set forth under “Credit Risk Retention.”]

The underwriters are responsible for jointly leading and managing the offering of the offered notes.

[Add description of non-U.S. underwriters who are not registered broker dealers if material to investors of the notes.]

[The depositor has been advised by the underwriters that the several underwriters propose initially to offer the [Class A-1 Notes,] the Class A-2 Notes, the Class A-3 Notes, the Class A-4 Notes[, the Class B Notes, the Class C Notes and the Class D Notes] in negotiated transactions at varying prices to be determined at the time of sale.]

[The depositor has been advised by the underwriters that the several underwriters propose initially to offer the [Class A-1 Notes,] the Class A-2 Notes, the Class A-3 Notes, the Class A-4 Notes[, the Class B Notes, the Class C Notes and the Class D Notes] to the public at the prices set forth on the cover page of this prospectus, and to dealers at those prices less a selling concession not in excess of the percentage set forth below for each class of offered notes. The underwriters may allow, and those dealers may reallow to other dealers, a subsequent concession not in excess of the percentage set forth below for each class of offered notes. After the initial public offering, the public offering price and these concessions may be changed.

	Selling Concession(1)	Reallowance
[Class A-1 Notes]
Class A-2 Notes
Class A-3 Notes
Class A-4 Notes
[Class B Notes]
[Class C Notes]
[Class D Notes]

(1)	[Due to sales to affiliates, one or more of the underwriters may be required to forego a de minimis portion of the selling concession they would otherwise be entitled to receive.]]

The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids for the offered notes in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

Over-allotment transactions involve short sales by the underwriters of the offered notes. Short sales involve the sale by the underwriters of a greater number of offered notes than they are required to purchase in the offering. This creates a syndicate short position and the need to engage in syndicate covering transactions to close out the syndicate short position. Short sales may be in the form of “covered” short sales or “naked” short sales.

Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional offered notes in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing the offered notes in the open market. In determining the source of the offered notes to close out the covered short position, the underwriters will consider, among other things, the price of the offered notes available for purchase in the open market as compared to the price at which they may purchase the offered notes through the over-allotment option.

Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing the offered notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the offered notes in the open market after pricing that could adversely affect investors who purchase notes in the offering.

Stabilizing transactions permit the underwriters to make bids on or purchase the offered notes so long as the stabilizing bids or purchase prices do not exceed a stated maximum.

Syndicate covering transactions involve purchases of the offered notes in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the offered notes originally sold by that syndicate member are purchased in a syndicate covering transaction.

Similar to other purchase transactions, over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the offered notes to be higher than they would otherwise be in the absence of these transactions, and may also have the potential effect of preventing or retarding a decline in the market value of the offered notes. Neither the depositor nor any underwriter represents that the underwriters will engage in any of these transactions or that these transactions, once commenced, will not be discontinued without notice at any time.

The depositor and the sponsor will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act.

The indenture trustee may, from time to time, invest the trust’s funds in the bank accounts in Eligible Investments offered by the underwriters or affiliates of the underwriters.

In the ordinary course of its business, one or more of the underwriters and affiliates have provided, and in the future may provide, investment banking and commercial banking services to the depositor, the issuing entity and their affiliates.

The following chart sets forth information on the aggregate proceeds to the depositor from the sale of the offered notes.

	Aggregate Amount	As a Percent of Initial Aggregate Principal Amount of the Offered Notes
Sale of the Offered Notes Proceeds	$		%
Underwriting Discount on the Offered Notes	$		%
Additional Offering Expenses	$		%
Net Proceeds to Depositor	$		%

[Matters Relating to the Offering of the Notes in Europe

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter will represent and agree that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the offered notes to the public in that Relevant Member State other than:

(1) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(2) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the depositor for any such offer; or

(3) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of offered notes referred to in clauses (1), (2) or (3) above will require the issuing entity or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, (i) the expression “an offer of the offered notes to the public” in relation to any of the offered notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe to the offered notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, (ii) the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including by Directive 2010/73/EU) and includes any relevant implementing measure in each Relevant Member State, and (iii) the countries comprising the “European Economic Area” are Austria, Belgium, Bulgaria, Croatia (once its accession to the European Economic Area is finalized), Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Netherlands, Norway, Poland, Portugal, Romania, Slovak Republic, Slovenia, Spain, Sweden and the United Kingdom.]

[United Kingdom. Each underwriter has represented, warranted and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to the issuing entity and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.]

LEGAL OPINIONS

Specified matters relating to the offered notes will be passed upon for the issuing entity, the depositor, the servicer and the sponsor by Richard V. Kent, Esq., General Counsel to the depositor and Assistant General Counsel of Ally Financial, and by Kirkland & Ellis LLP, counsel to the depositor, the issuing entity and Ally Financial. Mr. Kent may from time to time own common stock of Ally Financial. Certain federal income tax matters and certain bankruptcy matters will be passed upon for Ally Financial, the issuing entity and the depositor by Kirkland & Ellis LLP. Specified matters relating to the offered notes will be passed upon for the underwriters by [Mayer Brown LLP], which has from time to time represented, and is currently representing, Ally Financial and its affiliates.

WHERE YOU CAN FIND MORE INFORMATION

We filed a registration statement relating to the notes with the SEC under the Securities Act. This prospectus is part of the registration statement, but the registration statement includes additional information.

The servicer will file with the SEC all required annual reports on Form 10-K, including registered public accounting firm attestation reports and servicer compliance statements, monthly distribution reports on Form 10-D, [monthly asset level data files and related documents on Form ABS-EE], current reports on Form 8-K, and amendments to those reports about the issuing entity under Capital Auto Receivables Asset Trust 20  -  , SEC file number 333-208079-  . These reports will be made available on the world wide web at http://www.[ally.com/about/investor/auto-securitization/us/].

You may read and copy any reports, statements or other information we file at the SEC’s public reference room in Washington, D.C. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public on the SEC Internet site, http://www.sec.gov.

For a summary of reports to be provided to securityholders, see “Reports to Securityholders” in this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference any SEC reports and materials except for auditor’s reports or Forms ABS-15G filed or furnished by or on behalf of the issuing entity since the end of the latest fiscal year. We also incorporate by reference any future SEC reports and materials, except for auditor’s reports or Forms ABS-15G filed or furnished by or on behalf of the issuing entity, until we terminate our offering of the notes issued by the issuing entity. Information that we file later with the SEC will automatically update the information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus.

As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents not specifically incorporated by reference, at no cost, by writing us at: Ally Financial Inc., 200 Renaissance Center, Detroit, Michigan 48265 or by calling us at: (866) 710-4623.

GLOSSARY OF TERMS TO THIS PROSPECTUS

The following are definitions of terms used in this prospectus. References to the singular form of defined terms in this prospectus include references to the plural and vice versa.

[“AAA” means the American Arbitration Association.]

[“AAA Rules” means the AAA’s Commercial Arbitration Rules and Mediation Procedures, or any successor rules or procedures.]

[“accumulation account” means the account so designated, established and maintained pursuant to the trust sale and servicing agreement.

“accumulation amount” means, for any distribution date during the revolving period, the aggregate amount on deposit in the Accumulation Account as of such distribution date.]

“Acquisition” has the meaning set forth under “The Servicer.”

[“Additional Servicing Fee Rate” means [1.00]% per annum.]

“Administrative Purchase Payment” means, for any Administrative Receivable:

[(1) in the case of a scheduled interest receivable, the sum of

(A) all remaining Scheduled Payments on the receivable, and

(B) all past due Scheduled Payments, less the rebate that would be payable to the obligor on the receivable were the obligor to prepay the receivable in full on that day and]

(2) [in the case of a simple interest receivable], a payment equal to the Receivables Principal Balance less that portion of all payments made on or prior to the last day of the prior monthly period allocable to principal plus one month of interest on the receivable, calculated at the greater of the Discount Rate and the APR.]

[(2) in the case of a simple interest receivable], a payment equal to the amount financed less that portion of all payments made on or prior to the last day of the prior monthly period allocable to principal.]

“Administrative Receivable” means a receivable which the servicer is required to purchase pursuant to the pooling and servicing agreement as a result of a breach of a covenant which materially and adversely affects any receivable held by the issuing entity or which the servicer has elected to repurchase pursuant to the trust sale and servicing agreement.

[“Aggregate Additional Receivables Principal Balance” means, with respect to a distribution date during the revolving period, the aggregate receivables principal balance of the additional receivables to be purchased by the issuing entity on that distribution date.]

“aggregate amount financed” means with respect to all the [initial] receivables as of the [initial] cutoff date, $        [, and with respect to each additional receivable, the aggregate of the amount financed for those receivables as of the applicable cutoff date].

“Aggregate Class A Interest Distributable Amount” means, with respect to any distribution date, the sum of (1) the aggregate of the Note Class Interest Distributable Amount for each class of the Class A Notes as of such distribution date and (2) the Class A Interest Carryover Shortfall as of the preceding distribution date.

“Aggregate Class B Interest Distributable Amount” means, with respect to any distribution date, the sum of the Note Class Interest Distributable Amount as of such distribution date for the Class B Notes and the Class B Interest Carryover Shortfall as of the preceding distribution date.

“Aggregate Class C Interest Distributable Amount” means, with respect to any distribution date, the sum of the Note Class Interest Distributable Amount as of such distribution date for the Class C Notes and the Class C Interest Carryover Shortfall as of the preceding distribution date.

“Aggregate Class D Interest Distributable Amount” means, with respect to any distribution date, the sum of the Note Class Interest Distributable Amount as of such distribution date for the Class D Notes and the Class D Interest Carryover Shortfall as of the preceding distribution date.

“Aggregate Class E Interest Distributable Amount” means, with respect to any distribution date, the sum of the Note Class Interest Distributable Amount as of such distribution date for the Class E Notes and the Class E Interest Carryover Shortfall as of the preceding distribution date.

“Aggregate Noteholders’ Interest Distributable Amount” means, for any distribution date, the sum of (1) the Aggregate Class A Interest Distributable Amount with respect to such distribution date, (2) the Aggregate Class B Interest Distributable Amount as of such distribution date, (3) the Aggregate Class C Interest Distributable Amount as of such distribution date, (4) the Aggregate Class D Interest Distributable Amount as of such distribution date and (5) the Aggregate Class E Interest Distributable Amount as of such distribution date.

“Aggregate Noteholders’ Principal Distributable Amount” means, for any distribution date [during the amortization period], the sum of (1) the Noteholders’ Regular Principal Distributable Amount as of such distribution date and (2) the Aggregate Noteholders’ Priority Principal Distributable Amount as of such distribution date. [For the distribution dates during the revolving period, the Aggregate Noteholders’ Principal Distributable Amount is zero.]

“Aggregate Noteholders’ Priority Principal Distributable Amount” means, with respect to any distribution date [during the amortization period], the sum of (1) the First Priority Principal Distributable Amount, (2) the Second Priority Principal Distributable Amount, (3) the Third Priority Principal Distributable Amount, (4) the Fourth Priority Principal Distributable Amount, and (5) the Fifth Priority Principal Distributable Amount. [For the distribution dates during the revolving period, the Aggregate Noteholders’ Priority Principal Distributable Amount is zero.]

“Aggregate Principal Balance of Non-Subvented Receivables” means, as of any date, the present value as of that date of all scheduled monthly payments on all of the non-subvented receivables (other than Liquidating Receivables) held by the issuing entity on that date which have not been applied on or prior to such date (determined after taking into account any Warranty Payments and Administrative Purchase Payments in respect of such receivables), with each receivable being discounted from the last day of the calendar month in which payments are to become due to that date at the greater of the Discount Rate and the annual percentage rate of the receivable.

“Aggregate Principal Balance of Subvented Receivables” means, as of any date, the present value as of that date of all scheduled monthly payments on all of the subvented receivables (other than Liquidating Receivables) held by the issuing entity on that date which have not been applied on or prior to such date (determined after taking into account any Warranty Payments and Administrative Purchase Payments in respect of such receivables), with each receivable being discounted from the last day of the calendar month in which payments are to become due to that date at the greater of the Discount Rate and the annual percentage rate of the receivable.

“Aggregate Receivables Face Amount” means as of any date, the sum of the Principal Balances of all outstanding receivables, other than Liquidating Receivables, held by the issuing entity on that date.

“aggregate receivables principal balance” has the meaning set forth in “Summary—The Receivables.”

“AIFMD” has the meaning set forth in “Plan of Distribution—Aggregate Principal Amount to be Purchased.”

“Ally Financial” means Ally Financial Inc., formerly known as GMAC Inc., GMAC LLC and General Motors Acceptance Corporation, and its successors and assigns.

“Ally Servicing” means Ally Servicing LLC, formerly known as Semperian LLC.

[“amortization period” has the meaning set forth in “Summary—The Revolving Period.”]

“amount financed” means, for a receivable, the aggregate amount advanced toward the purchase price of the financed vehicle, including accessories, insurance premiums, service and warranty contracts and other items customarily financed as part of retail automobile instalment sale contracts and direct purchase money loans and related costs, less:

(1) [(A) in the case of a scheduled interest receivable, payments due from the obligor prior to the cutoff date allocable to principal, and (B) in the case of a simple interest receivable,] payments received from the obligor prior to the cutoff date allocable to principal, and

(2) any amount allocable to the premium for physical damage collateral protection insurance covering the financed vehicle required by the seller or the servicer.

[“applicable cutoff date” has the meaning set forth in “Summary—The Receivables.”]

“APR” means, for a receivable, the annual percentage rate.

“Available Interest” means, for a distribution date:

the sum, for the prior monthly period, of:

(1) that portion of all collections on the receivables held by the issuing entity, other than Liquidating Receivables, allocable to interest,

(2) Liquidation Proceeds, to the extent allocable to interest, and

(3) the Warranty Payment or the Administrative Purchase Payment for each receivable that the depositor repurchased or the servicer purchased during that monthly period, to the extent allocable to accrued interest thereon,

[(4) any investment earnings on funds deposited in the Accumulation Account,]

[(5) the net amount, if any, paid by the swap counterparty to the issuing entity pursuant to any interest rate swap,] [and]

[(6) in the event that the depositor exercises its option to purchase a portion of the receivables, the interest component of the purchase price paid by the depositor in connection with such exercise,]

except,

that liquidation expenses as specified in the pooling and servicing agreement as an allowance for amounts charged to the account of the obligor, in keeping with the servicer’s customary procedures, for the refurbishing and disposition of the financed vehicle and other out-of-pocket costs incurred in the liquidation, will be excluded from “Available Interest.”

For purposes of this definition, references to the prior monthly period will include, for the initial distribution date, the period since the [initial] cutoff date. All of the preceding allocations will be made in accordance with the servicer’s customary servicing procedures.

“Available Principal” means for a distribution date:

the sum, for the prior monthly period, of:

(1) that portion of all collections on the receivables held by the issuing entity, other than Liquidating Receivables, allocable to principal,

(2) Liquidation Proceeds to the extent allocable to principal,

(3) to the extent allocable to principal, the Warranty Payment or the Administrative Purchase Payment for each receivable that the depositor repurchased or the servicer purchased during that monthly period, [and]

[(4) in the event that the depositor exercises its option to purchase a portion of the receivables, the principal component of the purchase price paid by the depositor in connection with such exercise,]

except,

that liquidation expenses as specified in the pooling and servicing agreement as an allowance for amounts charged to the account of the obligor, in keeping with the servicer’s customary procedures, for the refurbishing and disposition of the financed vehicle and other out-of-pocket costs incurred in the liquidation, will be excluded from “Available Principal.”

For purposes of this definition, references to the prior monthly period will include, for the initial distribution date, the period since the [initial] cutoff date. All of the preceding allocations will be made in accordance with the servicer’s customary servicing procedures.

[“back-to-back swap” has the meaning set forth in “The Transfer and Servicing Agreements—Interest Rate Swaps.”]

“Basic Servicing Fee Rate” means [1.25]% per annum.

“BHCA” means the Bank Holding Company Act of 1956, as amended.

“business day” means any day other than a Saturday, Sunday or any other day on which banks in New York, New York or Detroit, Michigan may, or are required to, remain closed.

“Certificate Distribution Account” means any account so designated and established and maintained pursuant to the trust sale and servicing agreement.

“CFPB” means the Consumer Financial Protection Bureau, a federal regulator with rulemaking and enforcement authority over consumer finance businesses.

“Class A Interest Carryover Shortfall” means, as of the close of any distribution date, the excess of the Aggregate Class A Interest Distributable Amount for that distribution date over the amount that was actually deposited in the Note Distribution Account on that distribution date in respect of interest for the Class A Notes.

“Class A Notes” means, collectively, the Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes and the Class A-4 Notes.

“Class A-1 Notes” means the     % Asset Backed Notes, Class A-1 issued by the trust.

“Class A-2 Notes” [means, collectively, the Class A-2a Notes and the Class A-2b Notes][the     % Asset Backed Notes, Class A-2 issued by the trust]

[“Class A-2a Notes” means the     % Asset Backed Notes, Class A-2a issued by the trust.]

[“Class A-2b Notes” means the Floating Rate Asset Backed Notes, Class A-2b issued by the trust.]

“Class A-3 Notes” means the     % Asset Backed Notes, Class A-3 issued by the trust.

“Class A-4 Notes” means the     % Asset Backed Notes, Class A-4 issued by the trust.

“Class B Interest Carryover Shortfall” means, as of the close of any distribution date, the excess of the Aggregate Class B Interest Distributable Amount for that distribution date over the amount that was actually deposited in the Note Distribution Account on that distribution date in respect of interest for the Class B Notes.

“Class B Notes” means the     % Asset Backed Notes, Class B issued by the trust.

“Class C Interest Carryover Shortfall” means, as of the close of any distribution date, the excess of the Aggregate Class C Interest Distributable Amount for that distribution date over the amount that was actually deposited in the Note Distribution Account on that distribution date in respect of interest for the Class C Notes.

“Class C Notes” means the     % Asset Backed Notes, Class C issued by the trust.

“Class D Interest Carryover Shortfall” means, as of the close of any distribution date, the excess of the Aggregate Class D Interest Distributable Amount for that distribution date over the amount that was actually deposited in the Note Distribution Account on that distribution date in respect of interest for the Class D Notes.

“Class D Notes” means the     % Asset Backed Notes, Class D issued by the trust.

“Class E Interest Carryover Shortfall” means, as of the close of any distribution date, the excess of the Aggregate Class E Interest Distributable Amount for that distribution date over the amount that was actually deposited in the Note Distribution Account on that distribution date in respect of interest for the Class E Notes.

“Class E Notes” means the     % Asset Backed Notes, Class E issued by the trust.

[“Class RR Notes” has the meaning set forth in “Credit Risk Retention—Retained Eligible Vertical Interest.”]

“Collection Account” means the account so designated and established pursuant to the trust sale and servicing agreement.

“Controlling Class” has the meaning set forth in “The Notes—Controlling Class.”

“CRR” has the meaning set forth in “Plan of Distribution—Aggregate Principal Amount to be Purchased.”

“cutoff date” means             , 20  .

“data and disclosure review” has the meaning set forth in “The Receivables Pool—Depositor Review of the [Initial] Receivables Pool.”

“DBRS” means DBRS Ltd.

“delinquency trigger” has the meaning set forth in “The Receivables Pool—Asset Representations Review—Asset Representations Review Delinquency Trigger.”

“delinquent receivable” has the meaning set forth in “The Receivables Pool—Asset Representations Review—Asset Representations Review Delinquency Trigger.”

“Designated Accounts” means the Collection Account, the Note Distribution Account, [the reserve account] [, the Payment Ahead Servicing Account,] [and the risk retention reserve account] [and for which the funds on deposit are invested in Eligible Investments].

“Discount Rate” [means     % per annum][ means, with respect to the initial receivables,     % per annum and, with respect to each pool of additional receivables as of each subsequent cutoff date, a per annum rate, if any, which when applied to scheduled payments results in payments allocable to interest on such additional receivables transferred on each distribution date related to the revolving period is equal to within     % of     %.]

“distribution dates” has the meaning set forth in “Summary—The Notes.”

“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

“DTC” means The Depository Trust Company.

[“Early Amortization Event” has the meaning set forth in “The Transfer and Servicing Agreements—The Revolving Period.”]

“Eligible Investments” has the meaning set forth in “The Transfer and Servicing Agreements—Investment of Funds.”

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

[“European Economic Area” has the meaning set forth in “Plan of Distribution—Matters Relating to the Offering of the Notes in Europe.”]

“Events of Default” has the meaning set forth in “The Notes—The Indenture—Events of Default; Rights Upon Event of Default.”

“Excess Payment” means, for a scheduled interest receivable, the portion of a payment on the receivable in excess of the Scheduled Payment thereon which is not late fees, prepayment charges or other similar fees or charges.

“FATCA” has the meaning set forth in “The Federal Income Tax Consequences—The Notes—Foreign Account Tax Compliance.”

“FDIA” means the Federal Deposit Insurance Act.

“FDIC” means the Federal Deposit Insurance Corporation.

“Fifth Priority Principal Distributable Amount” means, with respect to any distribution date [related to the amortization period], an amount, not less than zero, equal to the difference between (1) the excess, if any, of (a) the aggregate outstanding principal balance of all the notes as of the preceding distribution date (after giving effect to any principal payments made on the notes on such preceding distribution date) over (b) the aggregate receivables principal balance as of the close of business on the last day of the immediately preceding monthly period, and (2) the sum of (a) the First Priority Principal Distributable Amount, if any, with respect to such distribution date, (b) the Second Priority Principal Distributable Amount, if any, with respect to such distribution date, (c) the Third Priority Principal Distributable Amount, if any, with respect to such distribution date, and (d) the Fourth Priority Principal Distributable Amount, if any, with respect to such distribution date.

“Final Scheduled Distribution Date” means the final scheduled distribution date for (1) the offered notes as set forth on the front cover page of this prospectus     , (2) [the Class A-1 Notes, the distribution date on             , 20  , (3) [the Class B Notes, the distribution date on             , 20  , (4) the Class C Notes, the distribution date on             , 20  , (5)] the Class D Notes, the distribution date on             , 20   and (6) the Class E Notes, the distribution date on             , 20  .

[“FINRA” means The Financial Industry Regulatory Authority.]

[“FINRA Rules” mean FINRA’s Code of Arbitration Procedure and Code of Mediation Procedure or any successor rules or procedures.]

“First Priority Principal Distributable Amount” means, with respect to any distribution date [related to the amortization period], an amount equal to the excess, if any, of (1) the aggregate outstanding principal balance of the Class A Notes as of the preceding distribution date (after giving effect to any principal payments made on the Class A Notes on such preceding distribution date) over (2) the aggregate receivables principal balance as of the close of business on the last day of the immediately preceding monthly period.

“Fitch” means Fitch Ratings, Inc.

[“fixed rate notes” has the meaning set forth in “Summary—The Notes.”]

“floating rate notes” has the meaning set forth in “Summary—The Notes.”

“Foreign Account Tax Compliance Act” has the meaning set forth in “Federal Income Tax Consequences—The Notes—Foreign Account Tax Compliance.”

“Foreign Person” means a nonresident alien, foreign corporation or other non-United States person.

“Fourth Priority Principal Distributable Amount” means, with respect to any distribution date [related to the amortization period, an amount, not less than zero, equal to the difference between (1) the excess, if any, of (a) the aggregate outstanding principal balance of the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes as of the preceding distribution date (after giving effect to any principal payments made on the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes on such preceding distribution date) over (b) the aggregate receivables principal balance as of the close of business on the last day of the immediately preceding monthly period, and (2) the sum of (a) the First Priority Principal Distributable Amount, if any, with respect to such distribution date, (b) the Second Priority Principal Distributable Amount, if any, with respect to such distribution date, and (c) the Third Priority Principal Distributable Amount, if any, with respect to such distribution date.

“FRB” means the Board of Governors of the Federal Reserve System.

[“FSMA” has the meaning set forth in “Plan of Distribution—Matters Relating to the Offering of the Notes in Europe.”]

“General Motors” means General Motors Company, and its successors and assigns, or General Motors LLC, and its successors and assigns.

“IB Finance” means IB Finance Holding Company, LLC.

“information databases” has the meaning set forth in “The Receivables Pool—Depositor Review of the [Initial] Receivables Pool.”

“initial aggregate receivables principal balance” has the meaning set forth in “Summary—The Receivables.”

“[initial] cutoff date” means             , 20  .

“[initial] hypothetical pool of discounted receivables” has the meaning set forth in “Weighted Average Life of the Offered Notes.”

“[initial] hypothetical pool of non-discounted receivables” has the meaning set forth in “Weighted Average Life of the Offered Notes.”

“Investment Company Act” means the Investment Company Act of 1940.

[“JAMS” means JAMS.]

[“JAMS Rules and Procedures” means JAMS’ Rules and Procedures or any successor rules or procedures.]

[“LIBOR Business Day” means any day other than a Saturday, Sunday or any other day on which banks in London are required or authorized to be closed.]

“Liquidating Receivables” means a receivable:

(A) as to which the servicer has (1) reasonably determined, in accordance with customary servicing procedures, that eventual payment of amounts owing on that receivable is unlikely, or (2) repossessed and disposed of the financed vehicle, and

(B) that the servicer has charged off.

“Liquidation Proceeds” means, for a Liquidating Receivable, all amounts realized for that receivable, net of amounts that are required to be refunded to the obligor on that receivable.

“Loan-to-Value Ratio” has the meaning set forth in “The Receivables Pool.”

“Monthly Remittance Condition” means each of the following conditions:

(1) Ally Financial is the servicer,

(2) no servicer default has occurred and is continuing, and

(3) the short-term unsecured debt of the servicer is rated equal to or higher than a specified level by each rating agency hired to rate the notes (such specified ratings being “R-1 (middle)” by DBRS, “F1” by Fitch, “P-1” by Moody’s or “A-1” by Standard & Poor’s, as applicable).

“Moody’s” means Moody’s Investors Service, Inc.

“non-subvented receivables” has the meaning set forth in “Summary—The Receivables.”

“Note Class Interest Distributable Amount” means, for any class [or tranche] of notes and any distribution date, the product of (1) the outstanding principal balance of that class [or tranche] as of the close of the preceding distribution date, or, in the case of the first distribution date, the outstanding principal balance of that class [or tranche] on the [initial] closing date, and (2) in the case of [(a)] the [fixed rate] notes, [other than the Class A-1 Notes,] one-twelfth of the interest rate for that class [or tranche], or, in the case of the first distribution date, the interest rate for that class multiplied by a fraction, the numerator of which is    and the denominator of which is

360, [and (b) in the case of [the Class A-1 Notes and] the floating rate notes, the product of the interest rate for that class or tranche for that distribution date and a fraction, the numerator of which is the number of days elapsed from and including the prior distribution date (or, in the case of the first distribution date, from and including the [initial] closing date), to but excluding that distribution date and the denominator of which is 360].

“Note Distribution Account” means the account so designated and established and maintained pursuant to the trust sale and servicing agreement.

“Note Pool Factor” means, for each class of notes, a seven-digit decimal which the servicer will compute prior to each distribution for the notes indicating the remaining outstanding principal balance of the notes, as of the close of the distribution date, as a fraction of the initial outstanding principal balance of the notes.

“Noteholders’ Regular Principal Distributable Amount” means, for the notes, with respect to any distribution date [related to the amortization period], an amount equal to the lesser of:

(1) the outstanding principal balance of the notes as of the preceding distribution date reduced by the Aggregate Noteholders’ Priority Principal Distributable Amount, if any, with respect to such distribution date [related to the amortization period], and

(2) the excess, if any, of:

(a) the Principal Distributable Amount over

(b) the Aggregate Noteholders’ Priority Principal Distributable Amount, if any, with respect to such distribution date.

[For any distribution date related to the revolving period, the Noteholders’ Regular Principal Distributable Amount is zero.]

Notwithstanding the foregoing, on or after the Final Scheduled Distribution Date for the Class E Notes, the Noteholders’ Regular Principal Distributable Amount will equal the greater of (1) the amount specified above and (2) the outstanding principal balance of the notes as of the preceding distribution date reduced by the Aggregate Noteholders’ Priority Principal Distributable Amount, if any, with respect to the then current distribution date.

“obligors” has the meaning set forth in “Summary—The Receivables.”

“offered notes” has the meaning set forth in “Summary—The Notes.”

“OID” has the meaning set forth in “Federal Income Tax Consequences.”

“OLA” means the Orderly Liquidation Authority established by the Dodd-Frank Act.

[“One-Month LIBOR” has the meaning set forth in “The Notes—LIBOR.”]

“overcollateralization target amount” has the meaning set forth in “Summary—The Receivables.”

[“Parity Reinvestment Amount” means, as of any distribution date during the revolving period, the excess, if any, of the aggregate principal balance of the notes as of the preceding distribution date or the initial closing date, as applicable, over the aggregate receivables principal balance as of the last day of the monthly period related to the then current distribution date.]

[“Payment Ahead” means, for a scheduled interest receivable, any Excess Payment, not representing prepayment in full of the receivable, that is of an amount so that the sum of the Excess Payment, together with any unapplied Payments Ahead, is equal to or less than three times the Scheduled Payment.]

[“Payment Ahead Servicing Account” means the account so designated and maintained pursuant to the trust sale and servicing agreement.]

“plan assets regulation” has the meaning set forth in “ERISA Considerations—Plan Assets Regulation.”

“pool review” has the meaning set forth in “The Receivables Pool—Depositor Review of the [Initial] Receivables Pool.”

“pooling and servicing agreement” means the pooling and servicing agreement dated as of the [initial] closing date between Ally Financial and the depositor, as amended and supplemented from time to time.

[“Prepayment Surplus” means, on any distribution date on which a Prepayment is to be applied for a scheduled interest receivable, that portion of the Prepayment, net of any rebate to the obligor of the portion of the Scheduled Payments attributable to unearned finance charges, which is not allocable to principal.]

[“Prepayments” means Excess Payments other than a Payment Ahead.]

[“primary swap” has the meaning set forth in “The Transfer and Servicing Agreements—Interest Rate Swaps.”]

“Principal Balance” means, as of any date for any receivable, the amount financed minus the sum of [either] [the following amounts]:

(1) in the case of a scheduled interest receivable,

(A) that portion of all Scheduled Payments due on or prior to that date allocable to principal,

(B) any Warranty Payment or Administrative Purchase Payment received on or prior to such date to the extent allocable to principal and

(C) any Prepayment applied by the servicer to reduce the Principal Balance of that receivable, or

(2) in the case of a simple interest receivable,

(A) that portion of all payments received from the related obligor on or prior to that date allocable to principal and

(B) any Warranty Payment or Administrative Purchase Payment received on or prior to such date to the extent allocable to principal.

“Principal Distributable Amount” means, with respect to any distribution date [related to the amortization period], the excess of (1) the aggregate principal balance of the Class A Notes, Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes as of the preceding distribution date (after giving effect to any principal payments made on the notes on such distribution date) over (2) the result of the aggregate receivables principal balance as of the close of business on the last day of the immediately preceding monthly period minus the Overcollateralization Target Amount. [On the first distribution date related to the amortization period, the Principal Distributable Amount will also include the accumulation amount, if any, as of the close of business on the preceding distribution date.]

“process review” has the meaning set forth in “The Receivables Pool—Depositor Review of the [Initial] Receivables Pool.”

[“Prospectus Directive” has the meaning set forth in “Plan of Distribution—Matters Relating to the Offering of the Notes in Europe.”]

“PTCE” has the meaning set forth in “ERISA Considerations.”

“receivable document file” has the meaning set forth in “The Receivables Pool—Depositor Review of the [Initial] Receivables Pool.”

“receivables” has the meaning set forth in “Summary—The Receivables.”

“Receivables Principal Balance” means, with respect to a receivable, as of any date, the present value of the scheduled monthly payments on the receivable, with the receivable being discounted from the last day of the calendar month in which payments are to become due to that date at the greater of the Discount Rate and the APR of the receivable.

“record date” has the meaning set forth in “Summary—The Notes.”

[“Reference Bank Rate” means, for any distribution date, a rate determined on the basis of the rates at which deposits in U.S. dollars are offered by reference banks as of 11:00 a.m., London time, on the day that is two LIBOR Business Days prior to the immediately preceding distribution date (or, in the case of the initial distribution date, the day that is two LIBOR Business Days prior to the [initial] closing date) to prime banks in the London interbank market for a period of one month, in amounts approximately equal to [with respect to the calculation of the Specified Reserve Account Balance, the excess of the outstanding principal balance of the notes over the aggregate receivables principal balance and with respect to the interest payable on floating rate notes,] the then outstanding principal balance of the applicable class or tranche of floating rate notes. The reference banks will be four major banks that are engaged in transactions in the London interbank market, selected by the indenture trustee after consultation with the depositor. The indenture trustee will request the principal London office of each of the reference banks to provide a quotation of its rate. If at least two quotations are provided, the rate will be the arithmetic mean of the quotations, rounded upwards to the nearest one-sixteenth of one percent. If on that date fewer than two quotations are provided as requested, the rate will be the arithmetic mean, rounded upwards to the nearest one-sixteenth of one percent, of the rates quoted by one or more major banks in New York City, selected by the indenture trustee after consultation with the depositor, as of 11:00 a.m., New York City time, on that date to leading European banks for U.S. dollar deposits for a period of one month in amounts approximately equal to with respect to the calculation of the Specified Reserve Account Balance, the excess of the outstanding principal balance of the notes over the aggregate receivables principal balance and with respect to the interest payable on floating rate notes, the principal amount of the then outstanding floating rate notes. If no quotation can be obtained, then [One]-Month LIBOR will be the rate from the prior distribution date.]

“Related Documents” means the indenture, the Transfer and Servicing Agreements and other similar and associated documents for the issuing entity.

[“Relevant Implementation Date” has the meaning set forth in “Plan of Distribution—Matters Relating to the Offering of the Notes in Europe.”]

[“Relevant Member State” has the meaning set forth in “Plan of Distribution—Matters Relating to the Offering of the Notes in Europe.”]

“remaining payments” has the meaning set forth in “Summary—The Receivables.”

“reviewed receivables” has the meaning set forth in “The Receivables Pool—Depositor Review of the [Initial] Receivables Pool.”

[“revolving period” has the meaning set forth in “Summary—The Revolving Period.”] [Note: The revolving period will not be longer than three years from the closing date.]

[“risk retention reserve account” means the account so designated, established and maintained pursuant to the trust sale and servicing agreement.]

“scheduled interest receivables” means receivables pursuant to which the payments due from the obligors during any month are allocated between finance charges and principal on a scheduled basis, without regard to the period of time which has elapsed since the preceding payment was made, using the actuarial method.

“Scheduled Payment” means, for a scheduled interest receivable, the payment set forth in that receivable due from the obligor during any month.

“Second Priority Principal Distributable Amount” means, with respect to any distribution date [related to the amortization period], an amount not less than zero equal to the difference between (1) the excess, if any, of (a) the aggregate outstanding principal balance of the Class A Notes and the Class B Notes as of the preceding distribution date (after giving effect to any principal payments made on the Class A Notes and Class B Notes on such preceding distribution date) over (b) the aggregate receivables principal balance as of the close of business on the last day of the immediately preceding monthly period, and (2) the First Priority Principal Distributable Amount, if any, with respect to such distribution date.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

[“Senior Swap Termination Payments” means any swap termination payments payable by the issuing entity as a result of the termination on an interest rate swap relating to the Class A Notes due to (1) a tax event or illegality under that interest rate swap or (2) any other event of default or termination event under that interest rate swap, unless, in the case of this clause (2), the applicable swap counterparty is the defaulting party or the sole affected party.]

“Servicer Default” has the meaning set forth in “The Transfer and Servicing Agreements—Servicer Defaults.”

“Short-Term Note” means a note which has a fixed maturity date not more than one year from the issue date of that note.

“simple interest receivables” means receivables which provide for the allocation of payments between finance charges and principal based on the actual date on which a payment is received.

“special purpose entity” has the meaning set forth in “Insolvency Aspects of the Offering—Consequences for the Payments on the Notes and Certificates Resulting from Insolvency Proceedings.”

“Specified Reserve Account Balance” has the meaning set forth in “The Transfer and Servicing Agreements—Credit Enhancement.”

“Standard & Poor’s” means Standard & Poor’s Ratings Services.

[“Subordinate Swap Termination Payments” mean any swap termination payments other than Senior Swap Termination Payments payable by the issuing entity as a result of the early termination of the interest rate swap relating to the Class A Notes.]

[“subsequent cutoff date” has the meaning set forth in “Summary—The Receivables.”]

[“subsequent hypothetical pool of receivables” has the meaning set forth in “Weighted Average Life of the Offered Notes.”]

“subvented receivables” has the meaning set forth in “Summary—The Receivables.”

[“swap counterparty” has the meaning set forth in “Summary—Interest Rate Swaps.”]

“Sykes” means Sykes Enterprises, Incorporated.

[“Target Reinvestment Amount” means, as of any distribution date during the revolving period, the excess, if any, of the aggregate principal balance of the notes as of the preceding distribution date or the initial closing date, as applicable, plus the Overcollateralization Target Amount over the aggregate receivables principal balance as of the last day of the monthly period related to the then current distribution date.]

[“Tax Non-Entity” means a trust in which all of the certificates of that trust which are owned by the depositor, and the depositor and the servicer agree to treat the trust as a division of the depositor and hence disregarded as a separate entity for purposes of federal, state and local income and franchise taxes.]

“Third Priority Principal Distributable Amount” means, with respect to any distribution date [related to the amortization period], an amount not less than zero equal to the difference between (1) the excess, if any, of (a) the aggregate outstanding principal balance of the Class A Notes, the Class B Notes and the Class C Notes as of the preceding distribution date (after giving effect to any principal payments made on the Class A Notes, the Class B Notes and the Class C Notes on such preceding distribution date) over (b) the aggregate receivables principal balance as of the close of business on the last day of the immediately preceding monthly period, and (2) the sum of (a) the First Priority Principal Distributable Amount, if any, with respect to such distribution date and (b) the Second Priority Principal Distributable Amount, if any, with respect to such distribution date.

“Transfer and Servicing Agreements” means the pooling and servicing agreement, the trust sale and servicing agreement, the trust agreement, the custodian agreement and the administration agreement.

“Treasury” means the U.S. Department of Treasury.

“trust” has the meaning set forth in “Summary—The Parties.”

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.

“trust sale and servicing agreement” means the trust sale and servicing agreement, dated as of the [initial] closing date, among the servicer, the depositor and the issuing entity, as amended and supplemented from time to time.

“Vote Tabulation Agent” has the meaning set forth in “The Receivables Pool—Asset Representations Review—Voting.”

“Warranty Payment” means, for a Warranty Receivable:

(1) in the case of a scheduled interest receivable, the sum of:

(A) all remaining Scheduled Payments on that receivable, plus

(B) all past due Scheduled Payments,

minus the sum of:

(A) the rebate that would be payable to the obligor on that receivable were the obligor to prepay that receivable in full on that day, and

(B) any Liquidation Proceeds for that receivable previously received, to the extent applied to reduce the Principal Balance of that receivable,

(2) [in the case of a simple interest receivable, the Receivables Principal Balance plus one month of interest on the receivable, calculated at the greater of the Discount Rate and the APR, minus the sum of:

(A) that portion of all payments received on or prior to the last day of the prior monthly period allocable to principal, and

(B) any Liquidation Proceeds for that receivable, to the extent applied to reduce the Principal Balance of that receivable,] or

(2) [ in the case of a simple interest receivable, the amount financed, minus the sum of:

(A) that portion of all payments received on or prior to the last day of the prior monthly period allocable to principal, and

(B) any Liquidation Proceeds for that receivable, to the extent applied to reduce the Principal Balance of that receivable.]

“Warranty Receivable” means a receivable which must be repurchased by either the depositor or the seller as a result of a breach of a representation or warranty for that receivable which materially and adversely affects the interests of any securityholder in that receivable.

[“Weighted Average Annual Percentage Rate of all Receivables in Pool” has the meaning set forth in “The Receivables Pool.”]

[“Weighted Average Annual Percentage Rate of Non-Subvented Receivables in Pool” has the meaning set forth in “The Receivables Pool.”]

[“Weighted Average FICO Score” has the meaning set forth in “The Receivables Pool.”]

[“Weighted Average Loan-to-Value Ratio” has the meaning set forth in “The Receivables Pool.”]

[“Weighted Average Original Maturity” has the meaning set forth in “The Receivables Pool.”]

[“weighted average rate” means, with respect to the receivables, the greater of the annual percentage rate and the Discount Rate applied to each receivable, weighted by the aggregate receivables principal balance and the remaining term of each receivable, each as of the applicable cutoff date.]

APPENDIX A

STATIC POOL DATA

The following information represents static pool data from the sponsor’s public securitizations in 2013, 2014, 2015 and [            ]. This information is incorporated by reference into the prospectus. In cases of omitted information from the following tables, such omitted information is either unavailable or would only be available with unreasonable effort or expense.

In the following tables, actual prepayments on a receivable are any principal reductions related to that receivable in excess of the scheduled principal payment for that receivable for the applicable period. These include voluntary prepayments, payments from third parties, repurchases, repossession proceeds and funds not recovered due to charge-offs.

The “Prepayment Speeds” shown in the tables below are the percentage of the actual principal balance of the pool represented by the difference between the actual month-end principal balance of the pool and the scheduled month-end principal balance of the pool. The amount by which the actual principal balance is lower than the scheduled principal balance is the prepayment amount. The Prepayment Speed follows the Bond Market Association standard formula for computing ABS prepayment speeds. The single month mortality rate or “SMM,” the percentage of remaining loans that prepay each month, is divided by the age (in months) of the remaining pool less one, times the SMM, plus one, to determine the Prepayment Speed. Where “Clean-up Call Exercised” appears in the prepayment speed column, the servicer exercised its option to purchase the receivables in the month indicated, as described in the prospectus under “The Transfer Agreements and the Servicing Agreements—Termination.”

The “Net Loss Statistics” represent actual charge-offs, net of recoveries. Net losses include the initial write-down to estimated fair market value of all repossessed vehicles in the month of repossession, as well as accounts that are 120 days past due and bankruptcies that are 60 days past due and past notification. With respect to Net Loss Statistics, the amount presented represents the net losses with respect to the initial receivables and the additional receivables for the reporting period and cumulatively, as well as, in each case, a percentage of the [undiscounted] aggregate receivables principal balance as of the end of the respective calendar month or at the beginning of the amortization period. The aggregate receivables principal balance includes the outstanding principal balance of both the initial receivables and the additional receivables sold to the respective issuing entity after the applicable closing date.

We have included delinquency statistics for the 2013, 2014 and [            ] public securitizations of the sponsor. A “delinquent” receivable is a receivable for which payment of the required payment amount within $[25] has not been received by the servicer by the payment due date as of the end of the monthly period. The “Delinquency Data” for these pools represents accounts greater than 30 days delinquent at the reporting date, which is the end of the calendar month. Charged off receivables are not considered delinquent receivables and therefore are not included in the delinquency calculation. The number of units and the total dollar amount of delinquencies between 31 and 60 days, 61 and 90 days, 91 and 120 days and 121 days or more, at the reporting date, are given, as well as the aggregate [amount financed] of 61 days or more delinquent receivables as a percentage of the aggregate [amount financed] of all outstanding receivables.

The initial characteristics of the pools presented may differ from those of the receivables described in this prospectus. The tables that follow show the characteristics of each pool presented as compared to the characteristics of the receivables described in this prospectus. Tables comparing the initial characteristics of each pool to the characteristics of the receivables described in this prospectus follow the Prepayment Speeds, Net Loss Statistics and Delinquency Data presented below. [This information will also be presented in graphical form for the individual pool of receivables to the extent such would aid in the understanding of the table data.] The initial receivables pool statistics for the 2013, 2014, 2015 and [            ] public securitizations are presented as of the applicable cutoff dates.

Comparative graphs showing the Prepayment Speeds, Net Loss Statistics and Delinquency Data for all static pools presented in this Appendix A appear at the end of the Appendix, following all individual pool data.

Any reference to a “weighted average” represents the weighted average at the time of origination of a receivable and is based on the original amount financed, except for the “Weighted Average Remaining Maturity,” which represents the remaining term of the receivable as of the applicable cutoff dates. The “Weighted Average APR” in the following table are based on weighting by amount financed and remaining term of each receivable, each as of the [initial] cutoff date. The “Weighted Average Original Maturity” in the following table is based on weighting by original undiscounted principal balance of each receivable as of its date of origination.

“Subvented receivables” were acquired or originated by Ally Financial under special incentive rate financing programs. “Non-subvented receivables” are the remaining retail instalment sale contracts and direct purchase money loans that are not subvented receivables.

“Weighted Average FICO Score” is based on a weighting by original undiscounted principal balance of each receivable as of the [initial] cutoff date [and excludes receivables with respect to which the obligor is a business account and receivables for which no FICO score is available]. A FICO score is a measurement designed by Fair, Isaac & Company and calculated by the major credit bureaus using collected information to assess credit risk. “Loan-to-Value Ratio” with respect to a receivable means the original undiscounted principal balance divided by the estimated vehicle value, multiplied by 100. The estimated vehicle value for a new vehicle is the dealer invoice cost of the vehicle. The estimated vehicle value for a used vehicle is the value received by Ally Financial from the dealer, independently validated by Ally Financial, based on a market guide, such as Blackbook, indicating the value of the vehicle and the source from which that value was determined. “Weighted Average Loan-to-Value Ratio” is based on a weighting by original undiscounted principal balance of each receivable as of its date of origination.

CAPITAL AUTO RECEIVABLES ASSET TRUST 20  -

CARAT 20  -  : Net Loss Statistics

[Revolving Period]

Net Loss Statistics
		Total for Month			Cumulative
Month	Prepayment Speeds	$	%		$	%
[Month]		$		%	$		%
[Month]		$		%	$		%
[Month]		$		%	$		%

[Amortization Period]

Aggregate Receivables Principal Balance: $

Net Loss Statistics
		Total for Month			Cumulative
Month	Prepayment Speeds	$	%		$	%
[Month]		$		%	$		%
[Month]		$		%	$		%
[Month]		$		%	$		%

CARAT 20  -  : Delinquency Data

	Units				$				[% [61]+ days]
Month	31-60	61-90	91-120	121+	31-61	61-90	91-120	121+
[Month]					$
[Month]					$
[Month]					$

Initial Aggregate Receivables Principal Balance

$[        ]

Initial Receivables Pool Characteristics

	CARAT 20 -			CARAT 20 -
Weighted Average APR			%			%
Aggregate Amount Financed	$			$
Number of Contracts
Average Amount Financed	$			$
Weighted Average Original Maturity (in Months) Weighted Average Remaining Maturity (in Months)
Percentage of Receivables with Original Maturities > 60 Months			%			%
Percentage of New Vehicle Receivables			%			%
Percentage of Non-Subvented Receivables			%			%
Weighted Average FICO Score
Weighted Average Loan-to-Value Ratio
[Initial] Cutoff Date		, 20			, 20

Distribution of the Initial Receivables Pools by Annual Percentage Rate

	CARAT 20 -				CARAT 20 -
Annual Percentage Rate Range	Number of Contracts	Aggregate Amount Financed	Percentage of Aggregate Amount Financed		Number of Contracts	Aggregate Amount Financed	Percentage of Aggregate Amount Financed
[0.00% to 1.00%		$		%		$		%
1.01% to 2.00%		$		%		$		%
2.01% to 3.00%		$		%		$		%
3.01% to 4.00%		$		%		$		%
4.01% to 5.00%		$		%		$		%
5.01% to 6.00%		$		%		$		%
6.01% to 7.00%		$		%		$		%
7.01% to 8.00%		$		%		$		%
8.01% to 9.00%		$		%		$		%
9.01% to 10.00%		$		%		$		%
10.01% to 11.00%		$		%		$		%
11.01% to 12.00%		$		%		$		%
12.01% to 13.00%		$		%		$		%
13.01% to 14.00%		$		%		$		%
14.01% to 15.00%]		$		%		$		%

Total		$	100.00%			$	100.00%

Distribution of the Initial Receivables Pools by State

The following table sets forth the percentage of the Aggregate Amount Financed in the states with the largest concentration of receivables for each of these pools. The following breakdown by state is based on the billing addresses of the obligors on the receivables:

CARAT 20 –
State	Percentage of Aggregate Amount Financed
[State]		%
[State]		%
[State]		%
[State]		%
[State]		%
[State]		%

The CARAT 20 – pool of receivables includes receivables originated in all 50 states and the District of Columbia. No other state accounts for more than [    %] of the Aggregate Amount Financed for the CARAT 20 – pool of receivables.

CARAT 20 –
State	Percentage of Aggregate Amount Financed
[State]		%
[State]		%
[State]		%
[State]		%
[State]		%
[State]		%

The CARAT 20 – pool of receivables includes receivables originated in all 50 states and the District of Columbia. No other state accounts for more than [    %] of the Aggregate Amount Financed for the CARAT 20 – pool of receivables.

Distribution of the Initial Receivables Pools by Vehicle Make

CARAT 20 –
Vehicle Make	Percentage of Aggregate Amount Financed
[Make]		%
[Make]		%
[Make]		%
[Make]		%
[Make]		%
[Make]		%
[Make]		%
[Make]		%
[Make]		%
[Make]		%

No other vehicle make accounts for more than [ %] of the Aggregate Amount Financed in the CARAT 20 – Pool.

CARAT 20 –
Vehicle Make	Percentage of Aggregate Amount Financed
[Make]		%
[Make]		%
[Make]		%
[Make]		%
[Make]		%
[Make]		%
[Make]		%
[Make]		%
[Make]		%
[Make]		%

No other vehicle make accounts for more than [ %] of the Aggregate Amount Financed in the CARAT 20 – Pool.

Distribution of the Initial Receivables Pools by Vehicle Model

CARAT 20 –
Vehicle Model	Percentage of Aggregate Amount Financed
[Model]		%
[Model]		%
[Model]		%
[Model]		%
[Model]		%
[Model]		%
[Model]		%
[Model]		%
[Model]		%
[Model]		%

No other vehicle model accounts for more than [    %] of the Aggregate Amount Financed in the 20 – pool.

CARAT 20 –
Vehicle Model	Percentage of Aggregate Amount Financed
[Model]		%
[Model]		%
[Model]		%
[Model]		%
[Model]		%
[Model]		%
[Model]		%
[Model]		%
[Model]		%
[Model]		%

No other vehicle model accounts for more than [    %] of the Aggregate Amount Financed in the 20 – pool.

Prepayment Speeds, [2013]-[    ] Public Securitizations

The chart below shows Prepayment Speed for each of the sponsor’s public securitizations in 2013, 2014, 2015 and [    ]. The calculation of Prepayment Speed is described on page A-1 of this Appendix A.

Cumulative Net Loss, [2013]-[    ] Public Securitizations

The chart below shows cumulative net loss for each of the sponsor’s public securitizations in 2013, 2014, 2015 and [    ]. The calculation of net loss is described on page A-1 of this Appendix A.

61+ Day Delinquency Percentage, [2013]-[    ] Public Securitizations

The chart below shows the 61+ day delinquency percentage for each of the sponsor’s public securitizations in 2013, 2014. 2015 and [    ]. The calculation of the 61+ day delinquency percentage is described on page A-1 of this Appendix A.

[APPENDIX B: ADDITIONAL STATIC POOL NET LOSS DATA]

The following information represents static pool net loss data from the sponsor’s public securitizations in 2013, 2014, 2015 [and 20    ]. In the following tables, the net losses for each of the sponsor’s public securitizations are segregated into net losses on the initial receivables sold to the respective issuing entity on the applicable initial closing date and the additional receivables sold to the respective issuing entity during the revolving period.

The “Net Loss Statistics” represent actual charge-offs, net of recoveries. With respect to the Net Loss Statistics, the amount presented represents the net losses for the reporting period and cumulatively. The percentage of the undiscounted initial aggregate receivables principal balance is shown with respect to the initial receivables as of the applicable initial cutoff date, and the percentage of the undiscounted aggregate receivables principal balance of the additional receivables sold to the issuing entity through the end of the respective calendar month is shown for the additional receivables during the revolving period, and through the end of the revolving period is shown for the additional receivables during the amortization period.

CAPITAL AUTO RECEIVABLES ASSET TRUST 20  -

Initial Receivables

Initial Aggregate Receivables Principal Balance as of [Cutoff Date]

[$        ]

Net Loss Statistics
	Total for Month		Cumulative
Month	$	%	$	%
[Month of Pool Origination]
[Additional Months]
[Most recent active month]

Additional Receivables

Revolving Period

Net Loss Statistics
	End of Month Aggregate Receivables Principal Balance	Total for Month		Cumulative
Month		$	%	$	%
[First month of Revolving Period]	$
[Additional Months]	$
[Most recent active month/end of revolving period]	$

[Additional Receivables

Amortization Period]

Aggregate Receivables Principal Balance

As of [end of Revolving Period date/Recent Date]

[$        ]

Net Loss Statistics
	Total for Month		Cumulative
Month	$	%	$	%
[First month of Amortization Period]
[Additional Months]
[Most recent active month]

No dealer, salesman or other person has been authorized to give any information or to make any representations not contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the depositor, the servicer or the underwriters. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the notes offered hereby to anyone in any jurisdiction in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make any such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder will, under any circumstances, create an implication that information herein or therein is correct as of any time since the date of this prospectus.

Until the expiration of the 90 days after the date of this prospectus, all dealers effecting transactions in the notes whether or not participating in this distribution, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters for their unsold allotments or subscriptions.

Capital Auto Receivables

Asset Trust 20  -

Issuing Entity

$

Asset Backed Notes,

Class A

Class B

Class C

Class D

Capital Auto Receivables LLC

Depositor

Ally Financial Inc.

Sponsor and Servicer

PROSPECTUS

[Underwriters]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 12.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the estimated expenses to be incurred in connection with the offering of the term notes, other than underwriting discounts and commissions, described in this Amendment No. 3 to the Registration Statement:

Securities and Exchange Commission registration fee	$722,026	**

Printing and engraving costs	$750,000	*
Legal fees	$3,000,000	*
Trustee fees and expenses	$500,000	*
Accountant’s fees	$2,000,000	*
Rating Agencies’ fees	$5,000,000	*
Miscellaneous expenses	$500,000	*

Total	$12,472,026	*

*	Estimated.
**	Actual, including an estimate of registration fees for additional securities that may be registered in accordance with Rules 456(c) and 457(s) of the Securities Act.

ITEM 13.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Limited Liability Company Agreement of Capital Auto Receivables LLC, as amended, provides that Capital Auto Receivables LLC will indemnify and advance expenses to every officer and director and, in some cases, to members to the fullest extent permitted by applicable law, against all amounts (including judgments, fines, payments in settlement, attorneys’ fees and other expenses) reasonably incurred by any of them in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was an officer, director or member, as applicable, of Capital Auto Receivables LLC. Further, the Limited Liability Company Agreement of Capital Auto Receivables LLC, as amended, provides that Capital Auto Receivables LLC may purchase and maintain insurance on behalf of its officers and directors against liabilities asserted against them in their capacities as officers and directors, respectively. Section 18-108 of the Delaware Limited Liability Company Act provides that a Delaware limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever, subject to standard restrictions, if any, as are set forth in its limited liability company agreement.

ITEM 14.	EXHIBITS.

A list of exhibits filed herewith or incorporated by reference is contained in the Exhibit Index which is incorporated herein by reference.

ITEM 15.	UNDERTAKINGS.

(a) As to Rule 415:

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form SF-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement; provided, further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form SF-3 and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser,

(i) If the registrant is relying on Rule 430D (§230.430D):

(A)	Each prospectus filed by the registrant pursuant to §§ 230.424(b)(3) and (h) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to § 230.424 (b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on § 230.430D relating to an offering made pursuant to § 230.415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in § 230.430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) If the registrant is relying on § 230.430D, with respect to any offering of securities registered on Form SF-3 (§ 239.45), to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with § 230.424(h) and § 230.430D.

(b) As to documents subsequently filed that are incorporated by reference:

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) As to indemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) As to Rule 430A:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) As to qualification of Trust Indentures under Trust Indenture Act of 1939 for delayed offerings:

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

(f) As to Regulation AB:

The undersigned registrant hereby undertakes:

That, for purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Detroit, State of Michigan, on the 29th day of January 2016.

CAPITAL AUTO RECEIVABLES LLC

/s/ RYAN C. FARRIS
Name:	Ryan C. Farris
Title:	President

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed on January 29, 2016 by the following persons in the capacities indicated.

Signature	Title

*	President and Director (Principal Executive Officer)
Ryan C. Farris

*	Vice President and Director (Principal Financial Officer)
Matthew T. St. Charles

*	Vice President and Director
Courtney L. Lowman

*	Director
Richard E. Damman

*	Controller
Matthew Y. Loucks	(Principal Accounting Officer)

*By:	/s/ RICHARD V. KENT
	Name:	Richard V. Kent
	Title:	Attorney-in-Fact

*	The undersigned, by signing his name hereto, does hereby sign this Amendment No. 3 to the Registration Statement on behalf of the above-indicated officer or director of the registrant pursuant to the Power of Attorney signed by such officer or director.

EXHIBIT INDEX

Exhibit Index	Description

1.1	Form of Underwriting Agreement for the Notes.*

3.1	Limited Liability Company Agreement of Capital Auto Receivables LLC entered into by the Company on October 20, 2006, as amended by Amendment No. 1 to Limited Liability Company Agreement, dated as of November 20, 2006 (incorporated by reference to Registrant from Amendment No. 3 to Registration Statement File No. 333-105077, dated December 4, 2006). Articles of Incorporation (incorporated by reference to Registrant from Registration Statement File No. 33-49169, dated November 15, 1993) and Amended and Restated By-laws of Capital Auto Receivables, Inc. (incorporated by reference to Registrant from Registration Statement File No. 333-06039, dated June 14, 1996).

4.1	Form of Indenture between the Issuing Entity and the Indenture Trustee.*

4.2	Form of Trust Agreement between the Depositor and the Owner Trustee.*

4.3	Form of Pooling and Servicing Agreement between Ally Financial and the Depositor.*

5.1	Opinion of Kirkland & Ellis LLP with respect to legality of Notes.*

8.1	Opinion of Kirkland & Ellis LLP with respect to tax matters of Notes.*

23.1	Consent of Kirkland & Ellis LLP (included as part of Exhibits 5.1* and 8.1*).

24.1	Power of Attorney. *

25.1	Statement of Eligibility of the Indenture Trustee for the Notes.**

36.1	Form of Certification.*

99.1	Form of Trust Sale and Servicing Agreement between the Issuing Entity and the Depositor.*

99.2	Form of Custodian Agreement between the Custodian and the Depositor.*

99.3	Form of Administration Agreement among the Servicer, the Issuing Entity and the Indenture Trustee.*

99.4	Form of Asset Representations Review Agreement among the Asset Representations Reviewer, Ally Financial and the Issuing Entity.*

*	Previously filed.
**	To be filed in accordance with Section 305(b)(2) of the Trust Indenture Act of 1939.